

LET'S GO NY!

SL Green
Realty Corp.

2023 ANNUAL REPORT

Let's GO NY

New York City is back! Over the past year, the City put to rest any lingering questions about its resilience as the best place in the world to live and work. With most economic and quality-of-life indicators at, near or beyond pre-pandemic levels, the focus turned back to growth and reclaiming the swagger that has always defined this City. This year's annual report celebrates New York City and highlights all the ways that SL Green's commitment to the City delivers for shareholders.







Marc Holliday
Chairman, Chief Executive Officer &
Interim President

Dear Shareholders

We're back, back in the New York groove!

It's been years since I've felt this confident in the future of New York City or more optimistic about the trajectory of our business. After a challenging period, where we navigated unprecedented change by leaning in, keeping focused and working harder than ever, we have not only weathered the storm, we've emerged with a stronger portfolio, a more exciting and diversified business and an even sharper strategy moving forward.

We were a consistent voice proclaiming that New York City will never die, the people of New York are resilient and there is no replacement for trophy assets or premier addresses. We felt like lone optimists, but we didn't get down, and never quit.

Instead, we rolled up our sleeves, revised our business plan and relied on our depth of industry knowledge, expertise and longstanding relationships. The team was relentless, working in overdrive day and night. Certainly nobody did more than us when it came to leasing within our portfolio, developing extraordinary projects, capitalizing on market dislocation, and recapitalizing deals when others didn't or couldn't or wouldn't. Our reputation and extraordinary relationships within the lending community allowed us to create plans to extend, capitalize and move forward. The banking meltdown that some believed was on the horizon has not materialized, and we enter this new chapter once again positioned for growth.

The results are now clear. As I write this letter, our Total Return to Shareholders (TRS) is an incredible 131% over the prior 12 months, far and away leading the office sector. And through the first quarter of 2024, that number was a healthy 24%, again atop office REITs with market cap above $1 billion, and highlighting our continued momentum.

An April 2024 news story in *Crain's New York Business* noted this success, saying "it's remarkable for the best-performing stock to also be the most pure-play bet" with our laser focus on New York City office at a time when the media tells us the City and the industry are dying. Well, suffice to say, we're not surprised! Because our belief in this market, and the strength of our portfolio, has never wavered.

We're in the early innings of what we believe will be a period of market improvement fueled by the strength of New York City's robust financial sector, a reemergence of the tech sector, a new generation of workers who recognize that career advancement and relationship-building doesn't happen at home, and increasing demand for the highly-amenitized office experience in which SL Green's hospitality group specializes.

LOOKING BACK AT 2023

The past year was characterized by positive progress both internally and, for the first time since the pandemic, in external market conditions. Our team performed across the four key pillars of our business plan for 2023:

We delivered on our development projects. We announced the completion of One Madison in September, three months ahead of schedule, topped out 760 Madison, and recapitalized 245 Park Avenue, our next major redevelopment project. At 760 Madison, Armani is building out their flagship retail store, and 70% of the residential units are already spoken for…before the building is even complete.

On the leasing front, we signed 160 office leases last year, totaling 1.8 million square feet, above our expectation, and our same-store occupancy bounced off its lows, trending to back above 90%. These were hard-fought wins that are a testament to our leasing, management and development teams. Crucially, of the leasing we did in 2023, more than half were new leases—which fuels our belief that things are headed back in the right direction.

We again defined the investment market in 2023. SL Green achieved the two most significant trades of the year, illustrating continued demand for well-located Midtown Manhattan buildings. At 245 Park Avenue, we partnered with a Tokyo-based real estate company at a $2 billion valuation when the rest of the market was eerily quiet. The leasing success we've had in the project since then has affirmed our mutual conviction in the investment. And in December, we announced the sale of 625 Madison for more than $630 million. We achieved in excess of $1,100 per square foot on both transactions, something we had every confidence in, but the rest of the market was skeptical about, once again reinforcing the need to differentiate trophy assets and AAA locations from the rest of the market.

We made a significant dent in our debt balances. A top priority in 2023, we were able to reduce our combined debt by over $1 billion. We also successfully refinanced, extended or modified over $3.7 billion of existing debt, including a $500 million mortgage refinancing of 919 Third Avenue—the largest office financing in the country in 2023, proving our strong standing with the largest financial institutions in the world. It's times like this where reputational excellence and strength of platform really matter.

POSITIVE INDICATORS FOR 2024

Now, as we enter what we expect to be a period of significant growth and opportunity, we are encouraged by the market fundamentals, which we believe are shifting to become tailwinds. Even in a higher interest rate environment, there's a solid foundation of positive economic momentum among our strong and stable tenant base. The diversity of New York City's economy is reflected in our portfolio—and is one of the core strengths of this market compared with other global cities, a market where a record 192 leases were signed last year



Rendering by DBox.

at triple-digit rents. And contrary to the media hype, the vast majority of these leases were not signed in new construction projects.

We continue to see the FIRE sector (finance, insurance, real estate) as a particularly active segment of the market. McKinsey reported that, as of July 2023, publicly traded fintechs represented a market capitalization of $550 billion, a doubling in value since 2019. In that same period there were more than 272 fintech unicorns, with a combined valuation of $936 billion, a sevenfold increase from 39 firms valued at $1 billion or more just five years ago. Even more exciting, this research shows that revenues in the fintech industry are expected to grow almost three times faster than those in the traditional banking sector between 2023 and 2028.

The legal segment was particularly active over the past year, with four of the top 10 NYC office leasing deals in 2023 signed by law firms. According to Cushman & Wakefield, law firms committed to 4.3 million square feet of office space in 2023 across New York City, and nearly 17 million square feet nationwide. With finance and legal firms especially focused on East Midtown, our increased concentration on the Park Avenue spine, enhanced by the new LIRR commuter train station open at Grand Central Madison, is paying dividends…literally.

Elsewhere, Artificial Intelligence continues to play an important role in the market, another bright spot alongside FIRE in the tech community. The AI market is projected to reach $306 billion in 2024 and is expected to show an annual growth rate (CAGR) of 15.8% through 2030, resulting in a market volume of $738 billion. That's extraordinary growth in a sector that has said they expect to work in offices, not at home, due to the fast-moving and collaborative nature of product development in AI.

In the retail sector, Manhattan availability in the 11 prime retail corridors fell to the lowest rate in nine years at the end of 2023, while average asking rents rose for the fifth consecutive quarter, and consumer spending rose 6.7% year over year. Two years ago, when Brett Herschenfeld stood at our Investor Conference podium and declared, "retail is back!" we again were the lone optimists. Today, the strength of Manhattan retail is undeniable. Not only are leases getting signed (we've signed five retail leases in the first quarter of 2024 with another dozen in the pipeline) but owner-user acquisitions continue to reinforce the ultimate expression of top brands' long-term commitment to the City. Tiffany's reopened its Fifth Avenue flagship, showcasing a $500 million renovation; Prada purchased 720 & 724 Fifth Avenue for $835 million; and Kering purchased our own 717 Fifth Avenue for a whopping $963 million.

Most importantly—and despite what you may read in the media—New York is as strong as ever, with the data to back it up:

• The City's tourism numbers are the strongest since the pandemic, with 62 million tourists in New York in 2023, representing 93% of 2019's record visitors, which we expect to exceed in 2025.

• Subway ridership is up again, as anyone who rides the trains can tell you. NYC Transit reached the 1 billion ride mark six weeks ahead of last year's pace, and finished 2023 with an approximately 10 percent year-over-year increase in ridership.

• Crime is down across the City, with more than a 2% drop in all categories since spring 2023, with even greater improvement in Manhattan below 59th Street, where crime has dropped more than 10%. Now, the main focus is to encourage the legislature and the District Attorney to work with Governor Hochul and Mayor Adams on keeping recidivist criminals off the street and cracking down on illegal cannabis shops and organized serial shoplifting.

• The housing market remains strong, with rental vacancy rate at 2.6% and median rents climbing 8% year over year to record levels. The condo market is equally strong, with median sale price of a condo reaching nearly $2.5 million this year, as inventory dipped 8%. People simply want to live here!

• And finally, in October, the City celebrated reaching an all-time high in total jobs. While that number has since dipped somewhat in recent months, the accomplishment is extraordinary and represents a meteoric comeback from the lows of the pandemic. Furthermore, the City's Office of Management and Budget is projecting private sector and officing-using job gains in 2024 that will bring the total employment in these categories to new record levels.

Of course, we still have challenges like all major cities do. But our City and State have the resources to address many of these challenges, and it is incumbent on all New Yorkers and businesses to express their desire for continued improvement in the areas of housing, public safety and security, sanitation, and economic development. Bottom line: Not only is New York not in crisis (sorry fear mongers), it remains the very best place in the world for an educated and diverse population to work and live.

2024 BUSINESS PLAN: A YEAR FOR GROWTH

With New York City and the office market on the rise, we've established another aggressive business plan for 2024.

Leasing 2 Million Square Feet

In December, we took a deep dive through every asset in our portfolio to demonstrate strength not just at the very top, but consistently throughout the best portfolio that we have ever assembled. We are well on our way to meeting our goal of leasing 2 million square feet this year, with 630,000 square feet leased in just the first quarter, while our leasing pipeline has grown to over 1.5 million square feet. With net absorption in the greater East Midtown submarket (our backyard), where vacancy is rapidly approaching 10% in class A buildings, and activity noticeably picking up on Third and Sixth Avenues, we are very optimistic about the year ahead. Our office portfolio occupancy will increase to over 91% in 2024, and we're making it a priority to continue marching back towards our historic average occupancy of 95–96%.

Opening One Madison Avenue and Growing Our Hospitality Program

This summer we'll celebrate the official opening of One Madison Avenue, with office tenants starting to move in as early as September. The building is now more than 63% leased, with recent leases that brought the new tower to 100% leased. Even before the office tenants move in, Chelsea Piers will soon open its doors to the public, providing both a neighborhood and tenant amenity that fits perfectly alongside Madison Square Park.

One Madison Avenue is part of our ongoing commitment to creating some of the most exciting, high-quality hospitality and dining experiences throughout the City, not only for our building tenants, but for all New Yorkers. Daniel Boulud will open his first ever steakhouse, La Tête d'Or by Daniel, at One Madison in November, building on the success we've shared at One Vanderbilt with our Michelin-starred Le Pavillon and Jōji. At 245 Park Avenue, we're very close to



announcing another world-renowned chef operator. For us, these culinary partnerships and destinations are more than leasing space. We are committed to doing our part to bring excitement, energy and creativity to the City.

Opportunistic Debt Fund

At the end of last year, we made headlines by announcing the launch of a $1 billion opportunistic debt fund (the only one of this scale that is entirely NYC-centric). This fund is designed to allow us to capitalize on current capital markets dislocations through the discounted acquisition of existing debt investments and the origination of new, high-yielding debt instruments. Fundamentally we are looking to replicate our approach for the last 26 years of investing in the best properties in New York City, via strategic debt investments. Given the investor reception to our strategy, this fund size could grow, or there is potential for another follow-on fund. The feedback is that no one is better positioned to take advantage of this moment in this market, and our initial closings are targeted for this summer.

Office To Residential Conversion

Just this week, the Governor and legislature reached agreement on a comprehensive Office to Residential conversion program especially targeted to Midtown and lower Manhattan office buildings. SL Green has played an instrumental role in helping to get the legislation passed as part of the State's new fiscal budget. We applaud Governor Hochul, the Senate and Assembly on the doorstep of passing a landmark office to residential conversion bill.

By incentivizing the conversion of underutilized and obsolete office space to housing, this vital legislation will uniquely address three of New York's most pressing challenges. Amidst record high Manhattan office vacancy, the bill will create stability in the commercial office market, produce the affordable and market rate housing we need to overcome the City's housing crisis, and generate foot traffic to support local retailers and restaurants in New York's central business districts.

Thanks to the leadership of the Governor and our elected officials in Albany, as well as to Mayor Adams for his City of Yes zoning initiatives, the private sector is now positioned to again invest in New York City's future. As part of a new conversion incentive bill, we are planning to be among the first out of the blocks with the conversion of 750 Third Avenue from office to residential use. The conversion of 750 Third will spur on this important new development for the City. More to come on this throughout the year.

Taking SUMMIT Global

Building off the success of SUMMIT One Vanderbilt, this year we expect to announce the global expansion of this world-renowned brand and experience in international cities. Launched in 2021, SUMMIT One Vanderbilt brought forward the world's most immersive observatory experience that combines unparalleled vistas, curated multisensory experiences and cutting-edge technology to offer an unprecedented guest experience spanning art, nature, and design in the heart of Midtown Manhattan.

Since opening in October 2021, SUMMIT One Vanderbilt has welcomed more than 4.5 million guests from dozens of countries, receiving countless awards and recognitions, including being named *The Most Instagrammable Place in the World* (*Elle* Magazine), *The Best Landmark in the United States* and *The Most Innovative Venue in the United States* (2022 and 2023 Tiqets Remarkable Venue Awards), as well as one of *The Best Immersive Art Experiences in the US* (2024 *USA TODAY* 10 Best Readers' Choice).

There is no experience like SUMMIT. We hear that every day. And we see huge potential in a number of markets, both domestically and internationally, that will grow the brand and continue to generate significant revenue for our company and our shareholders.

Bringing a World-Class Gaming Destination to Times Square

We made enormous progress over the past year, with our partners, Caesars Entertainment and Roc Nation, on our vision for Caesars Palace Times Square. We had the opportunity to meet with hundreds of stakeholders, grow our coalition and gain significant support. We now know that this will be a long process, with bids likely not due until 2025, and we will use the time to continue strengthening our bid—because the project is worth the extra effort, and Times Square stands to gain so much. One thing we know for sure—ours is the only proposal that is a true New York approach to gaming, providing benefits far beyond its walls.

Ideally located at the 50-yard line of the famous Times Square bowtie, Caesars Palace Times Square brings a world-class gaming resort where it belongs, in the heart of New York's world-renowned entertainment district, the only place positioned to attract a global audience and guarantee longstanding revenue. Designed to benefit all of New York, purposely creating more demand than it can accommodate for hotel rooms, shopping, meals and entertainment, creating a halo effect only possible in this specific location that will bring billions in economic



Rendering by MOTIV.

impact over the next ten years by promoting growth beyond its walls. Repurposing an existing office building, Caesars Palace Times Square is sustainable, quickly achievable and transit-friendly. While other sprawling sites will use land that's intended for thousands of desperately needed homes and parks, ours sits in a district zoned for entertainment, not housing. Built, owned, and operated by New Yorkers committed to our City's future, our proposal is supported by a diverse coalition of residents, businesses and community organizations.

BELIEVE IN NEW YORK CITY

There is no greater city than New York City, and SL Green is poised to capitalize on its enduring strength in 2024—and beyond. We know we have the best portfolio and the most dedicated, experienced and tenured team in the business, and we are ready to rock and roll (all night!), and continue to deliver for our shareholders as we've done for more than 26 years. In this moment of tremendous opportunity, we are more committed than ever. Thank you for sharing our belief in New York and our vision.

We have once again set our sights very high, because we know that we can continue to set the bar for the entire sector—innovating, transforming, investing and challenging the status quo. Thank you to everyone who has contributed to our success—shareholders, partners, lenders, Board members, our elected officials and, of course, the exceptional team here at SL Green. On behalf of the entire team, you have my commitment that we will leave it all on the field again this year to drive value for you, our shareholders, and our City.

Stay positive New York!

Marc Holliday
Chairman, Chief Executive Officer &
Interim President

LET'S GO NY

The metrics are undeniable, and the day-to-day experience further demonstrates that the future of New York City is brighter than ever!

Annual Visitation 2023[1]

VISITORS
62.2M

50.6M
DOMESTIC VISITORS

11.6M
INTERNATIONAL VISITORS





NYC's tourism industry generated $74 billion in 2023 with more than $48 billion coming from direct spending. This supports:

>380K
LEISURE & HOSPITALITY JOBS

~9%
OF THE CITY'S WORKFORCE

(1) New York City Tourism + Conventions
(2) The Metropolitan Transportation Authority

Annual Visitation 2025 Forecast[1]

68.1M
VISITORS

53.4M
DOMESTIC VISITORS

14.7M
INTERNATIONAL VISITORS





2023 Hotel Performance[1]

36.1M
ROOM NIGHTS SOLD

NYC was the highest-performing hotel city in the US 4th quarter of 2023.





Grand Central Madison[2]

Since opening in 2023, the new LIRR service to the East Side is bringing thousands of commuters to the heart of our portfolio each day.

>17.1
MILLION TRIPS

41%
LIRR SERVICE INCREASE

289
TRAINS OPERATING DAILY DURING THE WEEK

Travel
Infrastucture



$20B
IN INVESTMENTS BEING MADE
ACROSS JFK, EWR AND LGA

SOURCE: New York City Tourism + Conventions

>23,000
INTERNATIONAL FLIGHT ARRIVALS
(February 2024)

SOURCE: Port Authority of New York and New Jersey

>3M
AVERAGE MONTHLY SUBWAY RIDES
(February 2024)

SOURCE: NYC Economic Development Corporation

Arts
& Culture



75TH ANNIVERSARY OF
THE NEW YORK CITY BALLET



STONEWALL NATIONAL MONUMENT
VISITOR CENTER OPENS



90TH ANNIVERSARY & EXPANSION
OF THE APOLLO



INTREPID 80TH ANNIVERSARY

FIFA
2026

**NEW YORK/NEW JERSEY
SELECTED AS HOST CITY**

World Cup



$2B+

**IN ECONOMIC IMPACT OF
NEW YORK AND NEW JERSEY**

1,000,000+

**VISITORS TO THE NY/NJ REGION DURING
THE FIFA WORLD CUP 26™**

14,000+

**JOBS TO SUPPORT THE EVENTS
OF THE FIFA WORLD CUP 26™ IN NY/NJ**

SOURCE: New York City Tourism + Conventions



LET'S GO SLG

One Vanderbilt

Rendering by DBox.

245 Park Avenue

THIS IS THE
BEST PORTFOLIO
WE'VE EVER HAD!



One Madison



885 Third Avenue



461 Fifth Avenue



450 Park Avenue

29.7M
SQUARE FEET

93.5%
2023 CASH NOI GENERATED FROM MANHATTAN OFFICE PORTFOLIO

10.9M
SQUARE FEET IN THE PARK AVENUE/ GRAND CENTRAL CORRIDOR

73.0%
INVESTMENT GRADE TENANTS[1]

893
COMMERCIAL TENANTS

8.1 YEARS
WEIGHTED AVERAGE LEASE TERM[2]

NOTE: Data as of 12/31/23
(1) Based on square footage
(2) Based on office leases

Let's WORK NY

Return to the Office

The verdict is in — New York is back to work, and back in the office. Total employment reached an all-time high in 2023, and data show that people prefer working in amenitized office spaces like what our portfolio has to offer. As for our company offices, again this year our employees voiced how much they love working at SL Green, a certified Great Place to Work.



4.7M
TOTAL EMPLOYMENT[1]

4.1M
PRIVATE SECTOR EMPLOYMENT[1]

1.5M
OFFICE USING EMPLOYMENT[1]

61.9%
LABOR FORCE PARTICIPATION[2]

68%
OFFICE VISITATION (REBNY CLASS A+)[2]

(1) NYC Office of Management and Budget
(2) NYC Economic Development Corporation



SLG IS A
GREAT PLACE
TO WORK!

SLG CERTIFIED AS A GREAT PLACE TO WORK FOR THE 3RD YEAR IN A ROW



80%
OF EMPLOYEES SAY IT IS A GREAT PLACE TO WORK

Compared with 57% of employees at a typical U.S.-based company.

87%
OF OUR CUSTOMERS WOULD RATE THE SERVICE WE DELIVER AS "EXCELLENT."

86%
WHEN I LOOK AT WHAT WE ACCOMPLISH, I FEEL A SENSE OF PRIDE.



Great Place To Work. Certified FEB 2024-FEB 2025 USA



Let's
EXPERIENCE
NY

SUMMIT One Vanderbilt

A multisensory, multilevel experience that will challenge, inspire and thrill. SUMMIT One Vanderbilt weaves together breathtaking views, artistically curated spaces, and unparalleled guest experiences that celebrate the City in an incomparable way. It is an award-winning destination that has hosted a myriad of celebratory, VIP, and pop culture moments—and a brand that we intend to expand globally.

34B
EARNED AND PAID PRESS IMPRESSIONS SINCE OPENING

2.2B
EARNED PRESS IMPRESSIONS YTD

5MILLIONTH
GUEST EXPECTED JUNE 2024

 **#5 IN USA TODAY'S 10 BEST AWARD IN THE IMMERSIVE ART EXPERIENCE CATEGORY**

 **TIQET'S MOST INNOVATIVE VENUE AWARD IN THE US** (for our accessibility initiatives)

 **TRIP ADVISOR'S TRAVELERS' CHOICE AWARD**







4,528,756

ATTENDANCE SINCE OPENING[1]
Oct 21, 2021

(1) Reported as of April 2024





Rendering by Binyan Studios.

Let's BET ON NY



Rendering by Binyan Studios.

Coalition for a Better Times Square

For a century, Times Square has been NYC's entertainment hub and a destination for millions of people visiting the City. There is no better place for Caesars Palace Times Square than in the beating heart of Manhattan. Its international renown will attract many visitors, from high-rollers to theater-goers, from around the world and ensure sustainable revenue for our City and State for decades to come.

SL Green, with partners Caesars Entertainment and Roc Nation, offers the only casino proposal that is genuinely a New York City casino, intentionally designed to drive economic activity to Times Square and the surrounding business districts from day one. Our proposal will support the community as a good neighbor, ensuring Times Square continues to thrive into the next century.

WITH CAESARS PALACE TIMES SQUARE, EVERYONE WILL WIN!

10M
NEW MEALS AT RESTAURANTS

10M
NEW ANNUAL VISITORS

$800M
NEW RETAIL SPENDING



Rendering by MOTIV.

800K
NEW OVERNIGHT HOTEL VISITS

$105M
NEW BROADWAY TICKET SALES

SOURCE: AKRF



Rendering by MOTIV.

Let's TASTE NY



Showcasing Culinary Excellence

For years, we have curated the best dining experiences in our portfolio, from Ito to Eleven Madison Park to Fasano, and are now taking our culinary game to the next level. Through our strategic partnership with Chef Daniel Boulud and his incredible team at the Dinex Group, we have created a food program at One Vanderbilt that has been awarded two Michelin stars, and we are expecting equally impressive things this year at One Madison with the opening of Daniel's first steakhouse, another experience that will set a new bar.



Daniel Boulud

4 MICHELIN STARS (2 AT ONE VANDERBILT)

50 Most Powerful People in Fine Dining
(Robb Report—2023)

Observer's 2023 Nightlife & Dining Legacy of Impact Award

Le Pavillon

ONE VANDERBILT

1 MICHELIN STAR

Jōji Sushi

ONE VANDERBILT

1 MICHELIN STAR





Jōji Box

ONE VANDERBILT



Eleven Madison Park

11 MADISON AVENUE

3 MICHELIN STARS



Centurion New York

ONE VANDERBILT



ITO

100 CHURCH STREET



Fasano

280 PARK AVENUE



La Tête d'Or by Daniel (Opening November 2024)

ONE MADISON



Dos Caminos

245 PARK AVENUE



Let's LIVE NY

Residential

With New York facing an ongoing housing shortage, SL Green has stepped up to deliver phenomenal new residential opportunities at all price points. At 7 Dey Street, we were the first to successfully build in Lower Manhattan under the Affordable New York program, bringing high-quality finishes and amenities to the building's mix of market-rate and affordable units. At 760 Madison Avenue, in partnership with Armani, we've meticulously fashioned a new paradigm for refined living, guided by the timeless elegance of Giorgio Armani. Highlighting the demand for boutique, one-of-a-kind residences, we anticipate being 100% sold by the end of 2024.

760 Madison Avenue

70%
SPOKEN FOR

7/7/23
TOPPED OUT

Let's SHOP NY



7 Dey Street

>$101PSF
AVERAGE RENT

100%
LEASED OCCUPANCY

68.6%
YTD RETENTION

NOTE: Data as of April 2024





Manhattan's retail market has roared back to life. Over the past year, world-renowned retailers up and down Fifth Avenue, from Prada and Kering to Louis Vuitton and Rolex, expressed their long-term belief in New York by acquiring and/or investing in their properties. There is no greater sign of confidence than a brand committing significant capital to ensure the caliber of the shopping experience meets their client's expectations. On the leasing front — world-renowned retailers Dolce & Gabbana, Alexander McQueen, Valentino, Ferrari, and Marc Jacobs have all signed deals in 2023 and 2024. Of note, Manhattan's retail availability reached its lowest rate in nine years[1] and remains steady in 2024[2], and Madison Avenue is among the highest performing submarkets in the City — with Giorgio Armani's flagship lease at 760 Madison Avenue catalyzing the corridor's resurgence.

(1) Cushman & Wakefield, Q1 2024
(2) JLL, Q1 2024



Rendering of Rolex Building—David Chipperfield Architects

29

NEW MADISON AVENUE LEASES SIGNED 2023

SOURCE: Newmark, Q4 2023



Let's
CONSERVE
NY

Accolades & Awards

ENERGY STAR
Partner of the Year 2015–2024
Sustained Excellence 2018–2024
Certification Nation 2022

GREEN LEASE LEADERS
Platinum 2023–2026
Gold 2020–2023

GRESB
5-Star Rating 2020–2023

NEWSWEEK
America's Most Responsible
Companies 2023

MAYOR'S FUND TO ADVANCE
NEW YORK CITY
Employer of the Year 2022

GREAT PLACE TO WORK®
Certified 2019, 2022–2024

S&P SUSTAINABILITY YEARBOOK
Member 2022–2024

MORNINGSTAR | SUSTAINALYTICS
Top-Rated ESG Companies 2023–2024
2024 Regional Award

Building Certifications

LEED CERTIFICATIONS

89% PORTFOLIO CERTIFIED

FITWEL® CERTIFICATIONS

29% PORTFOLIO CERTIFIED

BOMA 360 CERTIFICATIONS

87% PORTFOLIO CERTIFIED

WELL HSR CERTIFICATIONS

100% PORTFOLIO CERTIFIED

ENERGY STAR CERTIFICATIONS

41% PORTFOLIO CERTIFIED

Data for SL Green owned and managed properties as of April 2024.











Our Diversity, Equity & Inclusion (DEI) Blueprint

WORKFORCE DEI POLICIES	WORKFORCE DEI TRAINING & EDUCATION	DIVERSITY-FOCUSED RECRUITMENT
COLLABORATION WITH INNER-CITY EDUCATIONAL INSTITUTIONS	CAREER OPPORTUNITIES FOR UNDERREPRESENTED COMMUNITIES	SENIOR LEVEL OVERSIGHT OF DEI EFFORTS
SUPPLIER DIVERSITY AND M/WBE TARGETS	OUTREACH AND SUPPORT FOR UNDERREPRESENTED COMMUNITIES	





SLG Portfolio

	Properties (As of December 31, 2023)	Ownership Interest (%)	Submarket	Ownership	Square Feet [1]	% Occupied [2]	% Leased [3]
	OFFICE PROPERTIES						
1	One Vanderbilt Avenue	71.0	Grand Central	Fee Interest	1,657,198	97.8	99.4
2	10 East 53rd Street	55.0	Plaza District	Fee Interest	354,300	98.1	98.1
3	100 Church Street	100.0	Downtown	Fee Interest	1,047,500	90.3	92.9
4	100 Park Avenue	50.0	Grand Central South	Fee Interest	834,000	77.4	77.4
5	11 Madison Avenue	60.0	Park Avenue South	Fee Interest	2,314,000	96.2	96.2
6	110 Greene Street	100.0	Soho	Fee Interest	223,600	89.7	90.3
7	125 Park Avenue	100.0	Grand Central	Fee Interest	604,245	99.3	99.3
8	220 East 42nd Street	51.0	Grand Central	Fee Interest	1,135,000	88.4	88.4
9	245 Park Avenue	50.1	Park Avenue	Fee Interest	1,782,793	74.6	83.2
10	280 Park Avenue	50.0	Park Avenue	Fee Interest	1,219,158	94.1	94.1
11	304 Park Avenue South	100.0	Midtown South	Fee Interest	215,000	100.0	100.0
12	420 Lexington Avenue (Graybar)	100.0	Grand Central North	Leasehold Interest	1,188,000	86.6	87.3
13	450 Park Avenue	25.1	Park Avenue	Fee Interest	337,000	82.3	92.5
14	461 Fifth Avenue	100.0	Midtown	Fee Interest	200,000	76.0	76.0
15	485 Lexington Avenue	100.0	Grand Central North	Fee Interest	921,000	73.9	76.3
16	555 West 57th Street	100.0	Midtown West	Fee Interest	941,000	97.8	97.8
17	711 Third Avenue	100.0 [4]	Grand Central North	Leasehold Interest [4]	524,000	95.3	95.3
18	800 Third Avenue	60.5	Grand Central North	Fee Interest	526,000	78.8	83.4
19	810 Seventh Avenue	100.0	Times Square	Fee Interest	692,000	81.3	82.0
20	885 Third Avenue	100.0	Midtown/Plaza District	Fee/Leasehold Interest	218,796	81.3	81.3
21	919 Third Avenue	51.0	Grand Central North	Fee Interest	1,454,000	80.0	80.0
22	1185 Avenue of the Americas	100.0	Rockefeller Center	Leasehold Interest	1,062,000	70.7	74.4
23	1350 Avenue of the Americas	100.0	Rockefeller Center	Fee Interest	562,000	72.0	75.2
24	1515 Broadway	56.9	Times Square	Fee Interest	1,750,000	99.7	99.7
25	Worldwide Plaza [5]	24.95	Westside	Fee Interest	2,048,725	91.8	91.8
	SUBTOTAL				**23,811,315**		
	RETAIL PROPERTIES						
26	11 West 34th Street [5]	30.0	Herald Square/Penn Station	Fee Interest	17,150	100.0	100.0
27	85 Fifth Avenue	36.27	Midtown South	Fee Interest	12,946	100.0	100.0
28	115 Spring Street [5]	51.0	Soho	Fee Interest	5,218	100.0	100.0
29	650 Fifth Avenue [5]	50.0	Plaza District	Leasehold Interest	69,214	100.0	100.0
30	690 Madison Avenue [5]	100.0	Plaza District	Fee Interest	7,848	100.0	100.0
31	719 Seventh Avenue [5]	75.0	Times Square	Fee Interest	10,040	—	—
32	760 Madison Avenue	100.0	Plaza District	Fee Interest	22,648	100.0	100.0
33	1552–1560 Broadway [5]	50.0	Times Square	Fee / Leasehold Interest	57,718	88.3	88.3
34	717 Fifth Avenue [5]	10.9	Midtown/Plaza District	Fee Interest	119,550	90.4	90.4
	SUBTOTAL				**322,332**		
	DEVELOPMENT / REDEVELOPMENT						
35	2 Herald Square [5]	51.0 [6]	Herald Square	Leasehold Interest	369,000	34.5	34.5
36	5 Times Square [5]	31.55	Times Square	Leasehold Interest	1,127,931	23.3	23.3
37	19 East 65th Street	100.0	Plaza District	Fee Interest	14,639	5.5	5.5
38	185 Broadway	100.0	Lower Manhattan	Fee Interest	50,206	34.5	34.5
39	750 Third Avenue	100.0	Grand Central North	Fee Interest	780,000	17.7	18.0
40	625 Madison Avenue	90.43	Plaza District	Fee Interest	563,000	—	—
	SUBTOTAL				**2,904,776**		
	CONSTRUCTION IN PROGRESS						
41	One Madison Avenue	25.5	Park Avenue South	Fee Interest	1,396,426	N/A	N/A
42	760 Madison Avenue—Residential Condos	100.0	Plaza District	Fee Interest	35,926	N/A	N/A
	SUBTOTAL				**1,432,352**		
	RESIDENTIAL PROPERTIES						
43	7 Dey Street	100.0	Lower Manhattan	Fee Interest	140,382	95.2	96.7
44	15 Beekman Street	20.0	Downtown	Leasehold Interest	221,884	100.0	100.0
	SUBTOTAL				**362,266**		
	NEW YORK CITY GRAND TOTAL				**28,833,041**		
	SUBURBAN PORTFOLIO						
	Landmark Square	100.0	Stamford, Connecticut	Fee Interest	862,800	77.1	77.1
	SUBURBAN GRAND TOTAL				**862,800**		
	TOTAL PORTFOLIO				**29,695,841**		

(1) Represents the rentable square footage at the time the property was acquired.
(2) Occupancy for commenced leases.
(3) Occupancy inclusive of leases signed but not yet commenced.

(4) The Company owns 50% of the fee interest.
(5) Alternative Strategy Portfolio property.
(6) The Company closed on the acquisition of additional interest in the joint venture in January 2024, which increased the Company's interest to 95%.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

SL Green Realty Corp., which is referred to as SL Green or the Company, a Maryland corporation, and SL Green Operating Partnership, L.P., which is referred to as SLGOP or the Operating Partnership, a Delaware limited partnership, were formed in June 1997 for the purpose of combining the commercial real estate business of S.L. Green Properties, Inc. and its affiliated partnerships and entities. The Company is a self-managed real estate investment trust, or REIT, engaged in the ownership, management, operation, acquisition, development, redevelopment and repositioning of commercial real estate properties, principally office properties, located in the New York metropolitan area, principally Manhattan. Unless the context requires otherwise, all references to "we," "our" and "us" means the Company and all entities owned or controlled by the Company, including the Operating Partnership.

The following discussion related to our consolidated financial statements should be read in conjunction with the financial statements appearing in Item 8 of this Annual Report on Form 10-K. A discussion of our results of operations for the year ended December 31, 2022 compared to the year ended December 31, 2021 is included in Part II, Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations of our Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on February 17, 2023, and is incorporated by reference into this Annual Report on Form 10-K.

Leasing and Operating

As of December 31, 2023, our same-store Manhattan office property occupancy inclusive of leases signed but not commenced, was 90.0% compared to 91.2% as of December 31, 2022. We signed office leases in Manhattan encompassing approximately 1.8 million square feet, of which approximately 1.2 million square feet represented office leases that replaced previously occupied space.

According to Cushman & Wakefield, 2023 leasing activity in Manhattan totaled approximately 18.0 million square feet. Of the total 2023 leasing activity in Manhattan, the Midtown submarket accounted for approximately 12.6 million square feet, or approximately 70.0%. Manhattan's overall office vacancy went from 22.2% as of December 31, 2022 to 22.8% as of December 31, 2023. Overall average asking rents in Manhattan increased in 2023 by 2.4% from $71.62 per square foot as of December 31, 2022 to $73.33 per square foot as of December 31, 2023, while Manhattan Class A asking rents increased to $80.98 per square foot, up 2.9% from $78.72 as of December 31, 2022.

Acquisition and Disposition Activity

Overall Manhattan sales volume decreased by 39.9% in 2023 to $13.8 billion as compared to $23.0 billion in 2022. In 2023, we continued to sell joint venture interests in quality assets as well as dispose of properties that were considered non-core or had a more limited growth trajectory, raising efficiently priced capital that was used primarily for debt reduction. During the year, we closed on the sales of all or a portion of our interests in 245 Park Avenue, 121 Greene Street and 21 East 66th Street for total gross valuations of $2.0 billion, generating net proceeds to the Company of $176.9 million.

Debt and Preferred Equity

In 2022 and 2023, in our debt and preferred equity portfolio we continued to focus on underwriting financings for owners, acquirers or developers of properties in New York City. At the same time, we selectively sold certain investments, some investments were repaid, and we converted some investments into equity ownership, the proceeds of which were utilized to repurchase shares of common stock or for debt repayment. Our investment strategy provides us with the opportunity to fill a need for additional debt financing, while achieving attractive risk adjusted returns to us on the investments and receiving a significant amount of additional information on the New York City real estate market. During 2023, our debt and preferred equity activities included $80.3 million, inclusive of advances under future funding obligations, discount and fee amortization, and paid-in-kind interest, net of premium amortization, and investments with a carrying value of $349.9 million that were transferred to equity ownership.

For descriptions of significant activities in 2023, refer to "Part I, Item 1. Business - Highlights from 2023."

Highlights from 2023

Our significant achievements from 2023 included:

Leasing

- Signed 160 Manhattan office leases covering approximately 1.8 million square feet.

- Increased same-store Manhattan office occupancy sequentially in the third and fourth quarters.

- Signed an early lease renewal of 141,589 square feet and expansion by an additional 128,316 square feet with a premier financial services tenant at 280 Park Avenue.

- Signed an early lease renewal with CBS Broadcasting, Inc. for 184,367 square feet at 555 West 57th Street.

- Signed an early lease renewal of 41,851 square feet and expansion by 49,717 square feet with one of the world's largest sovereign wealth funds at 280 Park Avenue.

- Signed a new lease with Stonepeak Partners L.P. for 76,716 square feet at 245 Park Avenue.

- Signed a new lease with EQT Partners Inc. for 76,204 square feet at 245 Park Avenue.

Acquisitions

- Following a UCC foreclosure, the Company converted its previous mezzanine debt investments in the fee interest at 625 Madison Avenue to a 90.43% ownership interest. The fee interest is subject to a $223.0 million third-party mortgage, which matures in December 2026 and bears interest at a fixed rate of 6.05%.

Dispositions

- Together with our joint venture partner, the Company entered into an agreement to sell the fee ownership interest in 625 Madison Avenue for a gross sales price of $634.6 million. In connection with the sale, the Company, together with its joint venture partner, will originate a $235.5 million preferred equity investment in the property. The transaction is expected to close in the first quarter of 2024.

- Together with our joint venture partners, closed on the sale of the equity interests in the condominium units at 21 East 66th Street for total consideration of $40.6 million.

- Closed on the sale of a 49.9% joint venture interest in 245 Park Avenue for a gross asset valuation of $2.0 billion. The Company retained a 50.1% interest in the property.

- Together with our joint venture partner, closed on the sale of the retail condominiums at 121 Greene Street for a gross sales price of $14.0 million.

Finance

- Closed on a modification of the mortgage at 185 Broadway to extend the maturity to November 2026, as fully extended. The modification also converted the previous floating rate of 2.85% over Term SOFR to a fixed rate of 6.65% per annum through November 2025 and 2.55% over Term SOFR thereafter. The Company made a $20.0 million principal payment at closing resulting in an outstanding loan amount of $190.1 million as of December 31, 2023.

- Together with our joint venture partner, closed on a modification of the mortgage at 719 Seventh Avenue to extend the maturity date to December 2024 with no change to the interest rate of 1.31% over Term SOFR.

- Together with our joint venture partner, closed on a modification of the mortgage at 115 Spring Street to extend the maturity date to March 2025. The modification also converted the floating rate of 3.40% over Term SOFR to a fixed rate of 5.50% for the term of the extension.

- Together with our joint venture partners, closed on a modification of the construction loan at One Madison Avenue, allowing the partnership to utilize the final tranche of the facility for an expanded range of uses, including additional amenities funded by construction cost savings and for hedging activities in contemplation of a permanent financing.

- Together with our joint venture partner, closed on the refinancing of 919 Third Avenue. The new $500.0 million mortgage replaces the previous $500.0 million mortgage, matures in April 2028, as fully extended, and bears interest at a floating rate of 2.50% over Term SOFR, which the partnership swapped to a fixed rate of 6.11%.

Debt and Preferred Equity Investments

- Closed on a $20.0 million upsize and three-year extension of a $39.1 million debt and preferred equity investment that was scheduled to mature in October 2023.

- Increased debt and preferred equity investments by $80.3 million, inclusive of advances under future funding obligations, discount and fee amortization, and paid-in-kind interest, net of premium amortization, and transferred investments with a carrying value of $349.9 million to equity ownership.

Construction in Progress

- The 1.4 million square foot tower at One Madison Avenue secured its temporary certificate of occupancy in September 2023, marking completion of the development three months ahead of schedule and significantly under budget. The milestone triggered cash payments to the Company totaling $577.4 million, representing the final equity payment from its joint venture partners. The cash was used to repay unsecured corporate debt.

- A temporary certificate of occupancy was issued by the New York City Buildings Department for the base building and the dormitory units at 15 Beekman. These units were turned over to Pace University, which has leased the property for a term of 30 years.

As of December 31, 2023, we owned the following interests in properties in the New York metropolitan area, primarily in midtown Manhattan. Our investments located outside of Manhattan are referred to as the Suburban properties:

Location	Property Type	Consolidated Number of Properties	Consolidated Approximate Square Feet	Unconsolidated Number of Properties	Unconsolidated Approximate Square Feet	Total Number of Properties	Total Approximate Square Feet	Weighted Average Leased Occupancy[1]
Commercial:								
Manhattan	Office	13 [2]	8,399,141	12	15,412,174	25 [2]	23,811,315 [2]	89.4 %
	Retail	3 [2]	40,536	7	281,796	10 [2]	322,332 [2]	91.2 %
	Development/ Redevelopment	3 [3]	1,443,771	3	2,893,357	6 [2]	4,337,128 [2]	N/A
		19	9,883,448	22	18,587,327	41	28,470,775	89.5 %
Suburban	Office	7	862,800	—	—	7	862,800	77.1 %
	Total commercial properties	26	10,746,248	22	18,587,327	48	29,333,575	89.0 %
Residential:								
Manhattan	Residential	1 [3]	140,382	1	221,884	2	362,266	99.0 %
Total portfolio		27	10,886,630	23	18,809,211	50	29,695,841	89.2 %

(1) The weighted average leased occupancy for commercial properties represents the total leased square footage divided by total square footage at acquisition. The weighted average leased occupancy for residential properties represents the total leased units divided by total available units. Properties under construction are not included in the calculation of weighted average leased occupancy.

(2) Includes assets within the Company's alternative strategy portfolio. Within that portfolio, office includes one building totaling 2,048,725 square feet, retail includes eight buildings totaling 286,738 square feet and development/redevelopment includes two buildings totaling 1,496,931 square feet.

(3) As of December 31, 2023, we owned a building at 7 Dey Street / 185 Broadway that was comprised of approximately 140,382 square feet (unaudited) of residential space and approximately 50,206 square feet (unaudited) of office and retail space. For the purpose of this report, we have included this building in the number of residential properties we own. However, we have included only the residential square footage in the residential approximate square footage, and have listed the balance of the square footage as development square footage.

As of December 31, 2023, we also managed one office building and one retail building owned by a third party encompassing approximately 0.4 million square feet, and held debt and preferred equity investments with a book value of $346.7 million, excluding debt and preferred equity investments and other financing receivables totaling $7.9 million that are included in balance sheet line items other than the Debt and preferred equity investments line item.

Critical Accounting Policies and Estimates

Our discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, and contingencies as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. We evaluate our assumptions and estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Investment in Commercial Real Estate Properties

Real estate properties are presented at cost less accumulated depreciation and amortization. Costs directly related to the development or redevelopment of properties are capitalized. Ordinary repairs and maintenance are expensed as incurred; major investments, which improve or extend the life of the asset, are capitalized and depreciated over their estimated useful lives.

We recognize the assets acquired, liabilities assumed (including contingencies) and any noncontrolling interests in an acquired entity by allocating the purchase price, including transaction costs, at their respective fair values on the acquisition date.

We allocate the purchase price of real estate to land and building (inclusive of tenant improvements) and, if determined to be material, intangibles, such as the value of above- and below-market leases and origination costs associated with the in-place leases.

The allocation of the purchase price to the tangible and intangible assets acquired and liabilities assumed involves subjectivity as the allocations are based on an analysis of the respective fair values. In determining the fair value of the real estate acquired, the Company will use a third-party valuation which primarily utilizes cash flow projections that apply, among other things, estimated revenue and expense growth rates, discount rates and capitalization rates, as well as sales comparison approach, which utilizes comparable sales, listings and sales contracts. We assess fair value of the acquired leases based on estimated cash flow projections that utilize appropriate discount rates and available market information. Estimates of future cash flows are based on a number of factors including the historical operating results, known trends, and market/economic conditions that may affect the property. The determined and allocated fair values to the real estate acquired will affect the amount of depreciation and amortization we record over the respective estimated useful lives or term of the lease.

The Company classifies those leases under which the Company is the lessee at lease commencement as finance or operating leases. Leases qualify as finance leases if i) the lease transfers ownership of the asset at the end of the lease term, ii) the lease grants an option to purchase the asset that we are reasonably certain to exercise, iii) the lease term is for a major part of the remaining economic life of the asset, or iv) the present value of the lease payments exceeds substantially all of the fair value of the asset. Leases that do not qualify as finance leases are deemed to be operating leases. On the consolidated statements of operations, operating leases are expensed through operating lease rent while financing leases are expensed through amortization and interest expense.

We incur a variety of costs in the development and leasing of our properties. After the determination is made to capitalize a cost, it is allocated to the specific component of a project that is benefited. Determination of when a development project is substantially complete and capitalization must cease involves a degree of judgment. The costs of land and building under development include specifically identifiable costs. The capitalized costs include, but are not limited to, pre-construction costs essential to the development of the property, development costs, construction costs, interest costs, real estate taxes, salaries and related costs and other costs incurred during the period of development. We consider a construction project as substantially completed and held available for occupancy upon the completion of tenant improvements, but no later than one year after major construction activity ceases. We cease capitalization on the portions substantially completed and occupied or held available for occupancy and capitalize only those costs associated with the portions under construction.

On a periodic basis, we assess whether there are any indications that the value of our consolidated real estate properties may be impaired or that their carrying value may not be recoverable. A consolidated property's value is considered impaired if management's estimate of the aggregate future cash flows (undiscounted) to be generated by the property is less than the carrying value of the property. To the extent impairment has occurred, the loss will be measured as the excess of the carrying amount of the property over the fair value of the property as calculated in accordance with ASC 820. We assess for impairment indicators based on factors such as, among other things, market conditions, occupancy rates, collections, and the overall operating performance of the asset. If indicators of impairment are present, we evaluate real estate investments for potential impairment primarily utilizing cash flow projections that apply, among other things, estimated revenue and expense growth rates, discount rates and capitalization rates, as well as sales comparison approach, which utilizes comparable sales, listings and sales contracts.

We also evaluate our real estate properties for impairment when a property has been classified as held for sale. Real estate assets held for sale are valued at the lower of their carrying value or fair value less costs to sell and depreciation expense is no longer recorded. See Note 4, "Properties Held for Sale and Property Dispositions."

Investments in Unconsolidated Joint Ventures

We account for our investments in unconsolidated joint ventures under the equity method of accounting in cases where we exercise significant influence over, but do not control, these entities and are not considered to be the primary beneficiary. We consolidate those joint ventures that we control or which are variable interest entities (each, a "VIE") and where we are considered to be the primary beneficiary. In all these joint ventures, the rights of the joint venture partner are both protective as well as participating. Unless we are determined to be the primary beneficiary in a VIE, these participating rights preclude us from consolidating these VIE entities. Determining control of the entities can be subjective in assessing which activities of the joint venture most significantly impact the economic performance and whether the rights of the joint venture partner are protective or participating. In making this determination, any new or amended joint venture agreement is assessed by the Company for the activities that most significantly impact the joint venture's economic performance based on the business purpose and design of the venture. We assess the rights that are conveyed to us in the agreement and evaluate whether we are provided with participating or protective rights over the activities that most significantly impact the entity's economic performance. We also assess the rights of our joint venture partner. Such participating rights include, among other things, the right to approve/amend the annual budget, leasing of the property to a significant tenant, and approval of tax returns and auditors. If our joint venture partner has substantive participating rights and we are determined not to be the primary beneficiary, we do not consolidate the entity.

These investments are recorded initially at cost, as investments in unconsolidated joint ventures, and subsequently adjusted for equity in net income (loss) and cash contributions and distributions. Equity in net income (loss) from unconsolidated joint ventures is allocated based on our ownership or economic interest in each joint venture and includes adjustments related to basis differences in accounting for the investment. When a capital event (as defined in each joint venture agreement) such as a refinancing occurs, if return thresholds are met, future equity income will be allocated at our increased economic interest. We recognize incentive income from unconsolidated real estate joint ventures as income to the extent it is earned and not subject to a clawback feature. Distributions we receive from unconsolidated real estate joint ventures in excess of our basis in the investment are recorded as offsets to our investment balance if we remain liable for future obligations of the joint venture or may otherwise be committed to provide future additional financial support. We generally finance our joint ventures with non-recourse debt. In certain cases we may provide guarantees or master leases for tenant space, which terminate upon the satisfaction of specified circumstances or repayment of the underlying loans.

We assess our investments in unconsolidated joint ventures for recoverability, and if it is determined that a loss in value of the investment is other than temporary, we write down the investment to its fair value. We evaluate our equity investments for impairment based on each joint ventures' actual and projected cash flows. Aside from charges noted in Note 6, "Investment in Unconsolidated Joint Ventures," we do not believe that the values of any of our equity investments were impaired as of December 31, 2023.

We may originate loans for real estate acquisition, development and construction ("ADC loans") where we expect to receive some of the residual profit from such projects. When the risk and rewards of these arrangements are essentially the same as an investor or joint venture partner, we account for these arrangements as real estate investments under the equity method of accounting for investments. Otherwise, we account for these arrangements consistent with the accounting for our debt and preferred equity investments.

Lease Classification

Lease classification for leases under which the Company is the lessor is evaluated at lease commencement and leases not classified as sales-type leases or direct financing leases are classified as operating leases. Leases qualify as sales-type leases if the contract includes either transfer of ownership clauses, certain purchase options, a lease term representing a major part of the economic life of the asset, or the present value of the lease payments and residual guarantees provided by the lessee exceeds substantially all of the fair value of the asset. Additionally, leasing an asset so specialized that it is not deemed to have any value to the Company at the end of the lease term may also result in classification as a sales-type lease. Leases qualify as direct financing leases when the present value of the lease payments and residual value guarantees provided by the lessee and unrelated third parties exceeds substantially all of the fair value of the asset and collection of the payments is probable.

Revenue Recognition

Rental revenue for operating leases is recognized on a straight-line basis over the term of the lease and we have determined that the collectability of substantially all of the lease payments are probable. If collectability of substantially all of the lease payments is assessed as not probable, rental revenue is recognized only upon actual receipt. The Company assesses the probability of collecting substantially all payments under its leases based on multiple factors, including, among other things, payment history of the lessee, the credit rating of the lessee, historical operations and trends within the lessee's industry, current and future economic conditions. If collectability of substantially all of the lease payments is assessed as not probable, any difference between the rental revenue recognized to date and the lease payments that have been collected is recognized as a current-period adjustment to rental revenue. A subsequent change in the assessment of collectability to probable may result in a current-period adjustment to rental revenue for any difference between the rental revenue that would have been recognized if collectability had always been assessed as probable and the rental revenue recognized to date.

Rental revenue recognition commences when the leased space is available for its intended use by the lessee. To determine whether the leased space is available for its intended use by the lessee, management evaluates whether we are the owner of tenant improvements for accounting purposes or the tenant is. When management concludes that we are the owner of tenant improvements, rental revenue recognition begins when the tenant takes possession of the finished space, which is when such tenant improvements are substantially complete. In certain instances, when management concludes that we are not the owner of tenant improvements, rental revenue recognition begins when the tenant takes possession of or controls the space.

The excess of rents recognized over amounts contractually due pursuant to the underlying leases are included in deferred rents receivable on the consolidated balance sheets.

In addition to base rent, our tenants also generally will pay their pro rata share of increases in real estate taxes and certain operating expenses for the building over a base year. In some leases, in lieu of paying additional rent based upon increases in certain building operating expenses, the tenant will pay additional rent based upon increases in the wage rate paid to porters over the porters' wage rate in effect during a base year or increases in the consumer price index over the index value in effect during a base year. In addition, many of our leases contain fixed percentage increases over the base rent to cover escalations. Electricity is most often supplied by the landlord either on a sub-metered basis, or rent inclusion basis (i.e., a fixed fee is included in the rent for electricity, which amount may increase based upon increases in electricity rates or increases in electrical usage by the tenant). Base building services other than electricity (such as heat, air conditioning and freight elevator service during business hours, and base building cleaning) are typically provided at no additional cost, with the tenant paying additional rent only for services which exceed base building services or for services which are provided outside normal business hours. These escalations are based on actual expenses incurred in the prior calendar year. If the expenses in the current year are different from those in the prior year, then during the current year, the escalations will be adjusted to reflect the actual expenses for the current year.

The Company provides its tenants with certain customary services for lease contracts such as common area maintenance and general security. We have elected to combine the non-lease components with the lease components of our operating lease agreements and account for them as a single lease component in accordance with ASC 842.

We record a gain or loss on sale of real estate assets when we no longer have a controlling financial interest in the entity owning the real estate, a contract exists with a third party and that third party has control of the assets acquired.

Investment income on debt and preferred equity investments is accrued based on the contractual terms of the instruments and when it is deemed collectible. Some debt and preferred equity investments provide for accrual of interest at specified rates, which differ from current payment terms. Interest is recognized on such loans at the accrual rate subject to management's determination that accrued interest is collectible. If management cannot make this determination, interest income above the current pay rate is recognized only upon actual receipt.

The Company assesses the probability of a borrower's ability to repay the debt and preferred equity investment similar to the factors noted above. We consider a debt and preferred equity investment to be past due when amounts contractually due have not been paid. Debt and preferred equity investments are placed on a non-accrual status at the earlier of the date at which payments become 90 days past due or when, in the opinion of management, a full recovery of interest income becomes doubtful. Interest income recognition is resumed on any debt or preferred equity investment that is on non-accrual status when such debt or preferred equity investment becomes contractually current and performance is demonstrated to be resumed.

Deferred origination fees, original issue discounts and loan origination costs, if any, are recognized as an adjustment to interest income over the terms of the related investments using the effective interest method. Fees received in connection with loan commitments are also deferred until the loan is funded and are then recognized over the term of the loan as an adjustment to yield. Discounts or premiums associated with the purchase of loans are amortized or accreted into interest income as a yield adjustment on the effective interest method based on expected cash flows through the expected maturity date of the related investment. If we purchase a debt or preferred equity investment at a discount, intend to hold it until maturity and expect to recover the full value of the investment, we accrete the discount into income as an adjustment to yield over the term of the investment. If we purchase a debt or preferred equity investment at a discount with the intention of foreclosing on the collateral, we do not accrete the discount. For debt investments acquired at a discount for credit quality, the difference between contractual cash flows and expected cash flows at acquisition is not accreted. Anticipated exit fees, the collection of which is expected, are also recognized over the term of the loan as an adjustment to yield.

We may syndicate a portion of the loans that we originate or sell the loans individually. When a transaction meets the criteria for sale accounting, we recognize gain or loss based on the difference between the sales price and the carrying value of the loan sold. Any related unamortized deferred origination fees, original issue discounts, loan origination costs, discounts or premiums at the time of sale are recognized as an adjustment to the gain or loss on sale, which is included in investment income on the consolidated statement of operations. Any fees received at the time of sale or syndication are recognized as part of investment income.

Asset management fees are recognized on a straight-line basis over the term of the asset management agreement.

Revenues from the sale of SUMMIT tickets are recognized upon admission or ticket expirations. Deferred revenue related to unused and unexpired tickets as of December 31, 2023 and 2022 was $2.6 million and $2.0 million, respectively, and is included in Deferred revenue on the consolidated balance sheets.

Debt and Preferred Equity Investments

Debt and preferred equity investments are presented at the net amount expected to be collected in accordance with ASC 326. An allowance for loan losses is deducted from the amortized cost basis of the financial assets to present the net carrying value at the amount expected to be collected through the expected maturity date of such investments. The expense for loan loss and other investment reserves is the charge to earnings to adjust the allowance for loan losses to the appropriate level. Amounts are written off from the allowance when we de-recognize the related investment either as a result of a sale of the investment or acquisition of equity interests in the collateral.

The Company evaluates the amount expected to be collected based on current market and economic conditions, historical loss information, and reasonable and supportable forecasts. The Company's assumptions are derived from both internal data and external data which may include, among others, governmental economic projections for the New York City Metropolitan area, public data on recent transactions and filings for securitized debt instruments. This information is aggregated by asset class and adjusted for duration. Based on these inputs, loans are evaluated at the individual asset level. In certain instances, we may also use a probability-weighted model that considers the likelihood of multiple outcomes and the amount expected to be collected for each outcome.

The evaluation of the possible credit deterioration associated with the performance and/or value of the underlying collateral property as well as the financial and operating capability of the borrower/sponsor requires significant judgment, which include both asset level and market assumptions over the relevant time period.

In addition, quarterly, the Company assigns each loan a risk rating. Based on a 3-point scale, loans are rated "1" through "3," from lower risk to higher risk, which ratings are defined as follows: 1 - Low Risk Assets - Low probability of loss, 2 - Watch List Assets - Higher potential for loss, 3 - High Risk Assets - Loss more likely than not. Loans with risk ratings of 2 or 3 are evaluated to determine whether the expected risk of loss is appropriately captured through the combination of our expectations of current conditions, historical loss information and supportable forecasts described above or whether risk characteristics specific to the loan warrant the use of a probability-weighted model.

Financing investments that are classified as held for sale are carried at the expected amount to be collected or fair market value using available market information obtained through consultation with dealers or other originators of such investments as well as discounted cash flow models based on Level 3 data pursuant to ASC 820-10. As circumstances change, management may conclude not to sell an investment designated as held for sale. In such situations, the investment will be reclassified at its expected amount to be collected.

Other financing receivables that are included in balance sheet line items other than the Debt and preferred equity investments line are also measured at the net amount expected to the be collected.

Accrued interest receivable amounts related to these debt and preferred equity investment and other financing receivables are recorded at the net amount expected to be collected within Other assets in the consolidated balance sheets. Write offs of accrued interest receivables are recognized as an expense for loan loss and other investment reserves.

Results of Operations

Comparison of the year ended December 31, 2023 to the year ended December 31, 2022

The following comparison for the year ended December 31, 2023, or 2023, to the year ended December 31, 2022, or 2022, makes reference to the effect of the following:

i. "Same-Store Properties," which represents all operating properties owned by us at January 1, 2022 and still owned by us in the same manner as of December 31, 2023 (Same-Store Properties totaled 20 of our 27 consolidated operating properties),
ii. "Acquisition Properties," which represents all properties or interests in properties acquired in 2023 and 2022 and all non-Same-Store Properties, including properties that are under development or redevelopment,
iii. "Disposed Properties" which represents all properties or interests in properties sold in 2023 and 2022,
iv. "Alternative Strategy Portfolio," which represents non-core assets, and
v. "Other," which represents properties where we sold an interest resulting in deconsolidation and corporate level items not allocable to specific properties, as well as the Service Corporation and eEmerge Inc.

	Same-Store				Disposed		Other		Consolidated			
(in millions)	**2023**	**2022**	**$ Change**	**% Change**	**2023**	**2022**	**2023**	**2022**	**2023**	**2022**	**$ Change**	**% Change**
Rental revenue	$ 549.6	$ 556.7	$ (7.1)	(1.3)%	$ —	$ 0.9	$133.7	$113.9	$ 683.3	$ 671.5	$ 11.8	1.8 %
SUMMIT Operator revenue	—	—	—	— %	—	—	118.3	89.0	118.3	89.0	29.3	32.9 %
Investment income	—	—	—	— %	—	—	34.7	81.1	34.7	81.1	(46.4)	(57.2)%
Other income	4.1	3.9	0.2	5.1 %	—	10.4	73.3	63.5	77.4	77.8	(0.4)	(0.5)%
Total revenues	553.7	560.6	(6.9)	(1.2)%	—	11.3	360.0	347.5	913.7	919.4	(5.7)	(0.6)%
Property operating expenses	277.0	266.7	10.3	3.9 %	0.2	2.0	90.3	70.5	367.5	339.2	28.3	8.3 %
SUMMIT Operator expenses	—	—	—	— %	—	—	101.2	89.2	101.2	89.2	12.0	13.5 %
Transaction related costs	—	—	—	— %	—	—	1.1	0.4	1.1	0.4	0.7	175.0 %
Marketing, general and administrative	—	—	—	— %	—	—	111.4	93.8	111.4	93.8	17.6	18.8 %
	277.0	266.7	10.3	3.9 %	0.2	2.0	304.0	253.9	581.2	522.6	58.6	11.2 %
Other income (expenses):												
Interest expense and amortization of deferred financing costs, net of interest income									$ (145.0)	$ (97.3)	$ (47.7)	49.0 %
SUMMIT Operator tax expense									(9.2)	(2.6)	(6.6)	253.8 %
Depreciation and amortization									(247.8)	(216.2)	(31.6)	14.6 %
Equity in net loss from unconsolidated joint ventures									(76.5)	(58.0)	(18.5)	31.9 %
Equity in net loss on sale of interest in unconsolidated joint venture/real estate									(13.4)	(0.1)	(13.3)	13,300.0 %
Purchase price and other fair value adjustments									(17.3)	(8.1)	(9.2)	113.6 %
Loss on sale of real estate, net									(32.4)	(84.5)	52.1	(61.7)%
Depreciable real estate reserves and impairments									(382.4)	(6.3)	(376.1)	5,969.8 %
Loss on early extinguishment of debt									(0.9)	—	(0.9)	— %
Loan loss and other investment reserves, net of recoveries									(6.9)	—	(6.9)	— %
Net loss									$ (599.3)	$ (76.3)	$(523.0)	685.5 %

Rental Revenue

Rental revenues increased due primarily to the acquisition of 245 Park Avenue ($23.3 million) during the third quarter of 2022 and prior to its deconsolidation in the second quarter of 2023, offset by a lower contribution from our Same-Store Properties due primarily to reduced occupancy ($7.0 million).

The following table presents a summary of the commenced leasing activity for the year ended December 31, 2023 in our Manhattan portfolio:

	Usable SF	Rentable SF	New Cash Rent (per rentable SF) [1]	Prev. Escalated Rent (per rentable SF) [2]	TI/LC per rentable SF	Free Rent (in months)	Average Lease Term (in years)
Manhattan							
Space available at beginning of the year	2,227,978						
Acquired vacancies	51,490						
Property out of redevelopment	(56,718)						
Space which became available during the year[3]							
• Office	1,337,519						
• Retail	38,650						
• Storage	13,282						
	1,389,451						
Total space available	3,612,201						
Leased space commenced during the year:							
• Office[4]	665,886	727,901	$ 75.65	$ 77.59	$ 68.67	7.3	6.4
• Retail	33,607	36,674	$ 85.04	$ 180.38	$ 69.53	11.1	14.0
• Storage	6,215	8,236	$ 28.00	$ 17.25	$ —	3.3	9.9
Total leased space commenced	705,708	772,811	$ 75.59	$ 77.19	$ 67.98	7.5	6.8
Total available space at end of year	2,906,493						
Early renewals							
• Office	654,708	723,334	$ 84.08	$ 80.64	$ 41.75	5.8	7.2
• Retail	17,087	17,252	$ 195.10	$ 192.91	$ —	—	4.8
• Storage	5,146	5,554	$ 31.46	$ 33.07	$ —	3.6	6.0
Total early renewals	676,941	746,140	$ 86.26	$ 82.88	$ 40.48	5.6	7.1
Total commenced leases, including replaced previous vacancy							
• Office		1,451,235	$ 79.85	$ 79.41	$ 55.25	6.5	6.8
• Retail		53,926	$ 120.25	$ 191.53	$ 47.29	7.5	11.1
• Storage		13,790	$ 29.39	$ 24.30	$ —	3.4	8.4
Total commenced leases		1,518,951	$ 80.83	$ 80.61	$ 54.47	6.6	6.9

(1) Annual initial base rent.
(2) Escalated rent includes base rent plus all additional amounts paid by the tenant in the form of real estate taxes, operating expenses, porters wage or a consumer price index (CPI) adjustment.
(3) Includes expiring space, relocating tenants and move-outs where tenants vacated. Excludes lease expirations where tenants held over.
(4) Average starting office rent excluding new tenants replacing vacancies was $77.08 per rentable square feet for 485,280 rentable square feet. Average starting office rent for office space (leased and early renewals, excluding new tenants replacing vacancies) was $81.27 per rentable square feet for 1,208,614 rentable square feet.

SUMMIT Operator revenue

SUMMIT Operator revenues were higher for the year ended December 31, 2023, compared to the same period in 2022 due primarily to increased attendance.

Investment Income

Investment income decreased due to a lower weighted average debt and preferred equity investment balance and a lower weighted average yield for the period ended December 31, 2023 as compared to the same period in 2022 as well as the recognition of previously unrecorded default interest on our preferred equity investment at 245 Park Avenue in the third quarter of 2022. For the years ended December 31, 2023 and 2022, the weighted average balance of our debt and preferred equity investment portfolio and the weighted average yield were $0.6 billion and 6.2%, respectively, compared to $1.0 billion and 8.3%, respectively. As of December 31, 2023, the debt and preferred equity investment portfolio had a weighted average term to maturity of 1.9 years excluding extension options.

Other Income

Other income decreased primarily due to income related to the resolution of the Company's investment in 1591-1597 Broadway ($5.0 million) in the second quarter of 2022. This decrease was offset by increases in lease termination income ($1.1 million), and an increase in special servicing income for the year ended December 31, 2023 ($1.1 million) as compared to the same period in 2022.

Property Operating Expenses

Property operating expenses increased due primarily to acquiring 245 Park Avenue ($8.6 million) in the third quarter of 2022 and prior to its deconsolidation in the second quarter of 2023, increased variable expenses ($7.5 million) and real estate taxes ($2.8 million) at our Same-Store Properties, and increased variable expenses at our Acquired Properties ($7.8 million), partially offset by decreased variable expenses at our Disposed Properties ($1.2 million).

SUMMIT Operator expenses

SUMMIT Operator expenses were higher for the year ended December 31, 2023, compared to the same period in 2022 due to additional operating hours in 2023 to accommodate demand, which increased variable costs such as labor, security, cleaning and maintenance costs.

Marketing, General and Administrative Expenses

Marketing, general and administrative expenses increased to $111.4 million for the year ended December 31, 2023, compared to $93.8 million for the same period in 2022 due to increased compensation expense related to the non-renewal of the Company's former President ($18.7 million).

Interest Expense and Amortization of Deferred Financing Costs, Net of Interest Income

Interest expense and amortization of deferred financing costs, net of interest income, increased due to rising LIBOR and SOFR rates, higher interest expense from unsecured corporate term loans ($32.9 million) and the revolving credit facility ($20.5 million) for the year ended December 31, 2023 as compared to the year ended December 31, 2022, acquiring 245 Park Avenue in the third quarter of 2022 ($8.0 million) prior to its deconsolidation in the second quarter of 2023, and the refinancing of 100 Church ($7.9 million) in the second quarter of 2022. These increases were offset primarily by the repayment of unsecured bonds ($20.9 million) in the third quarter of 2022. The weighted average consolidated debt balance outstanding was $4.6 billion for the year ended December 31, 2023 as compared to $4.6 billion for the year ended December 31, 2022. The consolidated weighted average interest rate was 4.71% for the year ended December 31, 2023 as compared to 3.55% for the year ended December 31, 2022.

SUMMIT Operator tax expense

The increase in SUMMIT Operator income tax expense for the year ended December 31, 2023 compared to the same period in 2022 was attributable to higher taxable income for SUMMIT Operator.

Depreciation and Amortization

Depreciation and amortization increased primarily due to acquiring 245 Park Avenue ($20.3 million) in the third quarter of 2022 and prior to its deconsolidation in the second quarter of 2023, an increase at our Acquired Properties ($8.6 million) and Same-Store Properties ($2.5 million) for the year ended December 31, 2023.

Equity in net loss from unconsolidated joint ventures

Equity in net loss from unconsolidated joint ventures increased as a result of increased interest expense across our joint venture portfolio ($67.6 million). This was partially offset by additional income at 2 Herald Square ($29.8 million) comprised primarily of holdover rent, interest, settlement income, lease termination income and reimbursement of attorneys' fees collected following the completion of legal proceedings against a former tenant and its guarantor, as well as an increase in income from operations at One Vanderbilt Avenue ($22.9 million).

Equity in net loss on sale of interest in unconsolidated joint venture/real estate

During the year ended December 31, 2023, we recognized losses on the sales of our interests in 21 East 66th Street ($12.7 million) and 121 Greene Street ($0.3 million). During the year ended December 31, 2022, we recognized a loss on the sale of our interest in the Stonehenge Portfolio (less than $0.1 million).

Purchase price and other fair value adjustments

During the year ended December 31, 2023, we recorded a $17.0 million fair value adjustment relating to the 50.1% interest we retained in 245 Park Avenue, which was deconsolidated when a 49.9% joint venture interest was sold. Additionally, we recorded a $10.4 million fair value adjustment related to derivatives that are not designated as hedges for accounting purposes. This was partially offset by a $10.2 million purchase price adjustment related to a previous transaction. During the year ended December 31, 2022, we recorded a $6.4 million fair value adjustment related to an investment in marketable securities and a $1.7 million fair value adjustment related to derivatives that are not designated as hedges.

Loss on sale of real estate, net

During the year ended December 31, 2023, we recognized a loss on the sale of a 49.9% joint venture interest in 245 Park Avenue ($32.8 million). During the year ended December 31, 2022, we recognized losses on the sales of 609 Fifth Avenue ($80.2 million), 885 Third Avenue ($24.0 million) and 707 Eleventh Avenue ($0.8 million), offset by a gain on the sale of 1080 Amsterdam Avenue ($17.9 million).

Depreciable Real Estate Reserves and Impairments

During the year ended December 31, 2023, we recognized depreciable real estate reserves and impairments related to our leasehold interest at 625 Madison Avenue ($272.6 million), which was under contract for sale as of December 31, 2023, 2 Herald Square ($101.7 million) and 1552-1560 Broadway ($8.0 million) following an assessment of the investments for recoverability. During the year ended December 31, 2022, we recognized depreciable real estate reserves and impairments related to 121 Greene Street ($6.3 million) as the investment was under contract for sale as of December 31, 2022.

Loan loss and other investment reserves, net of recoveries

During the year ended December 31, 2023, we recorded $6.9 million of loan loss reserve on one debt and preferred equity investment. During the year ended December 31, 2022, we did not recognize any loan loss and other investment reserves.

Comparison of the year ended December 31, 2022 to the year ended December 31, 2021

For a comparison of the year ended December 31, 2022 to the year ended December 31, 2021, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 17, 2023.

Liquidity and Capital Resources

We currently expect that the principal sources of funds to meet our short-term and long-term liquidity requirements for working capital, acquisitions, development or redevelopment of properties, tenant improvements, leasing costs, share repurchases, dividends to shareholders, distributions to unitholders, repurchases or repayments of outstanding indebtedness and for debt and preferred equity investments will include:

(1)   Cash flow from operations;

(2)   Cash on hand;

(3)   Net proceeds from divestitures of properties and redemptions, participations, dispositions and repayments of debt and preferred equity investments;

(4)   Borrowings under the revolving credit facility;

(5)   Other forms of secured or unsecured financing; and

(6)   Proceeds from common or preferred equity or debt offerings by the Company or the Operating Partnership (including issuances of units of limited partnership interest in the Operating Partnership and Trust preferred securities).

Cash flow from operations is primarily dependent upon the collectability of rent, the occupancy level of our portfolio, the net effective rental rates achieved on our leases, the collectability of rent, operating escalations and recoveries from our tenants and the level of operating and other costs. Additionally, we believe that our debt and preferred equity investment program will continue to serve as a source of operating cash flow.

The combined aggregate principal maturities of mortgages and other loans payable, the 2021 credit facility, senior unsecured notes (net of discount), trust preferred securities, our share of joint venture debt, including as-of-right extension options and put options, estimated interest expense, and our obligations under our financing and operating leases, as of December 31, 2023 are as follows (in thousands):

	2024	2025	2026	2027	2028	Thereafter	Total
Property mortgages and other loans	$ 387,238	$ 370,000	$ 190,148	$ 550,000	$ —	$ —	$ 1,497,386
Revolving credit facility	—	—	—	560,000	—	—	560,000
Unsecured term loans	200,000	—	—	1,050,000	—	—	1,250,000
Senior unsecured notes	—	100,000	—	—	—	—	100,000
Trust preferred securities	—	—	—	—	—	100,000	100,000
Financing leases	3,180	3,228	3,276	3,325	3,375	196,794	213,178
Operating leases	53,455	53,595	53,734	53,746	54,211	1,208,864	1,477,605
Estimated interest expense	173,873	132,568	115,747	35,264	4,829	32,796	495,077
Company's share of joint venture debt	1,822,978	1,670,861	542,968	1,185,168	—	2,130,300	7,352,275
Total	$ 2,640,724	$ 2,330,252	$ 905,873	$ 3,437,503	$ 62,415	$ 3,668,754	$ 13,045,521

We estimate that for the year ending December 31, 2024, we expect to incur $79.0 million of recurring capital expenditures on existing consolidated properties and $80.0 million of development or redevelopment expenditures on existing consolidated properties, none of which will be funded by construction financing facilities or loan reserves. We expect our share of capital expenditures at our joint venture properties will be $183.6 million, of which $99.2 million will be funded by construction financing facilities or loan reserves. We expect to fund capital expenditures from operating cash flow, existing liquidity, and borrowings from construction financing facilities. Future property acquisitions may require substantial capital investments for refurbishment and leasing costs.

As of December 31, 2023, we had liquidity of $0.9 billion, comprised of $688.0 million of availability under our revolving credit facility and $231.4 million of consolidated cash on hand, inclusive of $9.6 million of marketable securities. This liquidity excludes $161.9 million representing our share of cash at unconsolidated joint venture properties. We may seek to divest of properties, interests in properties, or debt and preferred equity investments or access private and public debt and equity capital when the opportunity presents itself, although there is no guarantee that this capital will be made available to us at efficient levels or at all. Management believes that these sources of liquidity, if we are able to access them, along with potential refinancing opportunities for secured and unsecured debt, will allow us to satisfy our debt and other obligations, as described above, upon maturity, if not before.

We have investments in several real estate joint ventures with various partners who are generally considered to be financially stable. Most of our joint ventures are financed with non-recourse debt. We believe that property level cash flows along with unfunded committed indebtedness and proceeds from the refinancing of outstanding secured indebtedness will be sufficient to fund the capital needs of our joint venture properties.

Cash Flows

The following summary discussion of our cash flows is based on our consolidated statements of cash flows in "Item 1. Financial Statements" and is not meant to be an all-inclusive discussion of the changes in our cash flows for the years presented below.

Cash, restricted cash, and cash equivalents were $335.5 million and $384.1 million as of December 31, 2023 and 2022, respectively, representing a decrease of $48.6 million. The decrease was a result of the following changes in cash flows (in thousands):

	Year Ended December 31,		(Decrease) Increase
	2023	2022	
Net cash provided by operating activities	$ 229,503	$ 276,088	$ (46,585)
Net cash provided by investing activities	$ 171,345	$ 425,805	$ (254,460)
Net cash used in financing activities	$ (449,383)	$ (654,823)	$ 205,440

Our principal sources of operating cash flow are the properties in our consolidated and joint venture portfolios and our debt and preferred equity portfolio. These sources generate a relatively consistent stream of cash flow that provides us with resources to pay operating expenses, debt service, and fund dividend and distribution requirements.

Cash is used in investing activities to fund acquisitions, development or redevelopment projects and recurring and nonrecurring capital expenditures. We selectively invest in new projects that enable us to take advantage of our development, leasing, financing and property management skills, and invest in existing buildings that meet our investment criteria. During the year ended December 31, 2023, when compared to the year ended December 31, 2022, we used cash primarily for the following investing activities (in thousands):

Acquisitions of real estate	$	64,491
Capital expenditures and capitalized interest		41,107
Joint venture investments		37
Distributions from joint ventures		(1,173)
Proceeds from disposition of real estate/joint venture interest		(68,753)
Cash and restricted cash assumed from acquisition of real estate investment		(60,494)
Debt and preferred equity and other investments		(229,675)
Decrease in net cash provided by investing activities	$	(254,460)

Funds spent on capital expenditures, which are comprised of building and tenant improvements, decreased from $300.8 million for the year ended December 31, 2022 to $259.7 million for the year ended December 31, 2023 due to lower costs incurred in connection with our development and redevelopment properties.

We generally fund our investment activity through the sale of real estate, the sale of debt and preferred equity investments, property-level financing, our credit facilities, senior unsecured notes, and construction loans. From time to time, the Company may issue common or preferred stock, or the Operating Partnership may issue common or preferred units of limited partnership interest. During the year ended December 31, 2023, when compared to the year ended December 31, 2022, we used cash for the following financing activities (in thousands):

Proceeds from our debt obligations	$	(1,367,980)
Repayments of our debt obligations		1,302,538
Net distribution to noncontrolling interests		(41,817)
Other financing activities		94,213
Repurchase of common stock		151,197
Redemption of preferred stock		6,267
Acquisition of subsidiary interest from noncontrolling interest		29,817
Dividends and distributions paid		31,205
Increase in net cash used in financing activities	$	205,440

Capitalization

Our authorized capital stock consists of 260,000,000 shares, $0.01 par value per share, consisting of 160,000,000 shares of common stock, $0.01 par value per share, 75,000,000 shares of excess stock, at $0.01 par value per share, and 25,000,000 shares of preferred stock, $0.01 par value per share. As of December 31, 2023, 64,726,253 shares of common stock and no shares of excess stock were issued and outstanding.

Share Repurchase Program

In August 2016, our Board of Directors approved a $1.0 billion share repurchase program under which we could buy shares of our common stock. The Board of Directors has since authorized five separate $500.0 million increases to the size of the share repurchase program in the fourth quarter of 2017, second quarter of 2018, fourth quarter of 2018, fourth quarter of 2019, and fourth quarter of 2020 bringing the total program size to $3.5 billion.

The following table summarizes share repurchases executed under the program, excluding the redemption of OP units, for the years ended December 31, 2023, 2022 and 2021 as follows:

Period	Shares repurchased	Average price paid per share	Cumulative number of shares repurchased as part of the repurchase plan or programs
Year ended 2021	4,474,649	$75.44	34,136,627
Year ended 2022	1,971,092	$76.69	36,107,719
Year ended 2023	—	$—	36,107,719

Dividend Reinvestment and Stock Purchase Plan ("DRSPP")

In February 2021 the Company filed a registration statement with the SEC for our dividend reinvestment and stock purchase plan, or DRSPP, which automatically became effective upon filing. The Company registered 3,500,000 shares of our common stock under the DRSPP. The DRSPP commenced on September 24, 2001.

The following table summarizes SL Green common stock issued, and proceeds received from dividend reinvestments and/or stock purchases under the DRSPP for the years ended December 31, 2023, 2022, and 2021, respectively (dollars in thousands):

	Year Ended December 31,		
	2023	2022	2021
Shares of common stock issued	17,180	10,839	10,387
Dividend reinvestments/stock purchases under the DRSPP	$ 525	$ 525	$ 738

Fifth Amended and Restated 2005 Stock Option and Incentive Plan

The Fifth Amended and Restated 2005 Stock Option and Incentive Plan, or the 2005 Plan, was approved by the Company's Board of Directors in April 2022 and its stockholders in June 2022 at the Company's annual meeting of stockholders. Subject to adjustments upon certain corporate transactions or events, awards with respect to up to a maximum of 32,210,000 fungible units may be granted as options, restricted stock, phantom shares, dividend equivalent rights and other equity-based awards under the 2005 Plan. As of December 31, 2023, 3.9 million fungible units were available for issuance under the 2005 Plan after reserving for shares underlying outstanding restricted stock units and phantom stock units granted pursuant to our Non-Employee Directors' Deferral Program and LTIP Units.

Deferred Compensation Plan for Directors

Under our Non-Employee Director's Deferral Program, which commenced July 2004, the Company's non-employee directors may elect to defer up to 100% of their annual retainer fee, chairman fees, meeting fees and annual stock grant. Unless otherwise elected by a participant, fees deferred under the program shall be credited in the form of phantom stock units. The program provides that a director's phantom stock units generally will be settled in an equal number of shares of common stock upon the earlier of (i) the January 1 coincident with or the next following such director's termination of service from the Board of Directors or (ii) a change in control by us, as defined by the program. Phantom stock units are credited to each non-employee director quarterly using the closing price of our common stock on the first business day of the respective quarter. Each participating non-employee director is also credited with dividend equivalents or phantom stock units based on the dividend rate for each quarter, which are either paid in cash currently or credited to the director's account as additional phantom stock units.

During the year ended December 31, 2023, 39,302 phantom stock units and 27,739 shares of common stock were issued to our Board of Directors. We recorded compensation expense of $2.7 million during the year ended December 31, 2023 related to the Deferred Compensation Plan. As of December 31, 2023, there were 230,295 phantom stock units outstanding pursuant to our Non-Employee Director's Deferral Program.

Employee Stock Purchase Plan

In 2007, the Company's Board of Directors adopted the 2008 Employee Stock Purchase Plan, or ESPP, to provide equity-based incentives to eligible employees. The ESPP is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code, and has been adopted by the board to enable our eligible employees to purchase the Company's shares of common stock through payroll deductions. The ESPP became effective on January 1, 2008 with a maximum of 500,000 shares of the common stock available for issuance, subject to adjustment upon a merger, reorganization, stock split or other similar corporate change. The Company filed a registration statement on Form S-8 with the SEC with respect to the ESPP. The common stock is offered for purchase through a series of successive offering periods. Each offering period will be three months in duration and will begin on the first day of each calendar quarter, with the first offering period having commenced on January 1, 2008. The ESPP provides for eligible employees to purchase the common stock at a purchase price equal to 85% of the lesser of (1) the market value of the common stock on the first day of the offering period or (2) the market value of the common stock on the last day of the offering period. The ESPP was approved by our stockholders at our 2008 annual meeting of stockholders. As of December 31, 2023, 224,159 shares of our common stock had been issued under the ESPP.

Indebtedness

The table below summarizes our consolidated mortgages and other loans payable, 2021 credit facility, 2022 term loan, senior unsecured notes and trust preferred securities outstanding as of December 31, 2023 and 2022, (amounts in thousands).

Debt Summary:	December 31, 2023	December 31, 2022
Balance		
Fixed rate	$ 1,117,386	$ 2,695,814
Variable rate—hedged	2,120,000	2,320,000
Total fixed rate	3,237,386	5,015,814
Total variable rate	270,000	520,148
Total debt	$ 3,507,386	$ 5,535,962
Debt, preferred equity, and other investments subject to variable rate	168,745	144,056
Net exposure to variable rate debt	101,255	376,092
Percent of Total Debt:		
Fixed rate	92.3 %	90.6 %
Variable rate [(1)]	7.7 %	9.4 %
Total	100.0 %	100.0 %
Effective Interest Rate for the Year:		
Fixed rate	4.68 %	3.60 %
Variable rate	6.11 %	3.23 %
Effective interest rate	4.71 %	3.55 %

(1) Inclusive of the mitigating effect of our debt, preferred equity, and other investments subject to variable rates, the percent of total debt of our net exposure to variable rate debt was 3.0% and 7.0% as of December 31, 2023 and December 31, 2022, respectively.

The variable rate debt shown above generally bears interest at an interest rate based on 30-day LIBOR (0.00% and 4.39% as of December 31, 2023 and 2022, respectively), and adjusted Term SOFR (5.35% and 4.30% as of December 31, 2023 and 2022, respectively). Our consolidated debt as of December 31, 2023 had a weighted average term to maturity of 2.69 years.

Certain of our debt and equity investments and other investments, with carrying values of $168.7 million as of December 31, 2023 and $144.1 million as of December 31, 2022, are variable rate investments, which mitigate our exposure to interest rate changes on our unhedged variable rate debt. Inclusive of the mitigating effect of these investments, the net ratio of our variable rate debt to total debt was 3.0% and 7.0% as of December 31, 2023 and 2022, respectively.

Mortgage Financing

As of December 31, 2023, our total mortgage debt (excluding our share of joint venture mortgage debt of $7.4 billion) consisted of $1.4 billion of fixed rate debt, including swapped variable rate debt, with an effective weighted average interest rate of 4.84% and $0.1 billion of variable rate debt with an effective weighted average interest rate of 6.05%.

Corporate Indebtedness

2021 Credit Facility

In December 2021, we entered into an amended and restated credit facility, referred to as the 2021 credit facility, that was previously amended by the Company in November 2017, and was originally entered into by the Company in November 2012. As of December 31, 2023, the 2021 credit facility consisted of a $1.25 billion revolving credit facility, a $1.05 billion term loan (or "Term Loan A"), and a $200.0 million term loan (or "Term Loan B") with maturity dates of May 15, 2026, May 15, 2027, and November 21, 2024, respectively. The revolving credit facility has two six-month as-of-right extension options to May 15, 2027. We also have an option, subject to customary conditions, to increase the capacity of the credit facility to $4.5 billion at any time prior to the maturity dates for the revolving credit facility and term loans without the consent of existing lenders, by obtaining additional commitments from our existing lenders and other financial institutions.

As of December 31, 2023, the 2021 credit facility bore interest at a spread over adjusted Term SOFR plus 10 basis points with an interest period of one or three months, as we may elect, ranging from (i) 72.5 basis points to 140 basis points for loans under the revolving credit facility, (ii) 80 basis points to 160 basis points for loans under Term Loan A, and (iii) 85 basis points to 165 basis points for loans under Term Loan B, in each case based on the credit rating assigned to the senior unsecured long term indebtedness of the Company. In instances where there are either only two ratings available or where there are more than two and the difference between them is one rating category, the applicable rating shall be the highest rating. In instances where there are more than two ratings and the difference between the highest and the lowest is two or more rating categories, then the applicable rating used is the average of the highest two, rounded down if the average is not a recognized category.

As of December 31, 2023, the applicable spread over adjusted Term SOFR plus 10 basis points for the 2021 credit facility was 140 basis points for the revolving credit facility, 160 basis points for Term Loan A, and 165 basis points for Term Loan B. We are required to pay quarterly in arrears a 12.5 to 30 basis point facility fee on the total commitments under the revolving credit facility based on the credit rating assigned to the senior unsecured long-term indebtedness of the Company. As of December 31, 2023, the facility fee was 30 basis points.

As of December 31, 2023, we had $2.0 million of outstanding letters of credit, $560.0 million drawn under the revolving credit facility and $1.25 billion outstanding under the term loan facilities, with total undrawn capacity of $688.0 million under the 2021 credit facility. As of December 31, 2023 and December 31, 2022, the revolving credit facility had a carrying value of $554.8 million and $443.2 million, respectively, net of deferred financing costs. As of December 31, 2023 and December 31, 2022, the term loan facilities had a carrying value of $1.2 billion and $1.2 billion, respectively, net of deferred financing costs.

The Company and the Operating Partnership are borrowers jointly and severally obligated under the 2021 credit facility.

The 2021 credit facility includes certain restrictions and covenants (see Restrictive Covenants below).

2022 Term Loan

In October 2022, we entered into a term loan agreement, referred to as the 2022 term loan. The 2022 term loan was repaid in full in September 2023. The 2022 term loan consisted of a $425.0 million term loan with a maturity date of October 6, 2023. The 2022 term loan had one six-month as-of-right extension option to April 6, 2024. We also had an option, subject to customary conditions, to increase the capacity of the 2022 term loan to $500.0 million on or before January 7, 2023 without the consent of existing lenders, by obtaining additional commitments from our existing lenders and other financial institutions. In January 2023, the 2022 term loan was increased by $25.0 million to $425.0 million.

The 2022 term loan bore interest at a spread over adjusted Term SOFR plus 0.001 basis points, ranging from 100 basis points to 180 basis points, in each case based on the credit rating assigned to the senior unsecured long-term indebtedness of the Company. In instances where there were either only two ratings available or where there was more than two and the difference between them was one rating category, the applicable rating was the highest rating. In instances where there were more than two ratings and the difference between the highest and the lowest were two or more rating categories, then the applicable rating used was the average of the highest two, rounded down if the average was not a recognized category. As of December 31, 2022, the 2022 term loan had a carrying value of $398.2 million, net of deferred financing costs.

Senior Unsecured Notes

The following table sets forth our senior unsecured notes and other related disclosures as of December 31, 2023 and 2022, respectively, by scheduled maturity date (dollars in thousands):

| Issuance | December 31, 2023 | | December 31, 2022 | Interest Rate [1] | Initial Term (in Years) | Maturity Date |
	Unpaid Principal Balance	Accreted Balance	Accreted Balance			
December 17, 2015 [2]	$ 100,000	$ 100,000	$ 100,000	4.27 %	10	December 2025
	$ 100,000	$ 100,000	$ 100,000			
Deferred financing costs, net	—	(205)	(308)			
	$ 100,000	$ 99,795	$ 99,692			

(1)   Interest rate as of December 31, 2023.
(2)   Issued by the Company and the Operating Partnership as co-obligors.

Restrictive Covenants

The terms of the 2021 credit facility and our senior unsecured notes include certain restrictions and covenants which may limit, among other things, our ability to pay dividends, make certain types of investments, incur additional indebtedness, incur liens and enter into negative pledge agreements and dispose of assets, and which require compliance with financial ratios relating to the maximum ratio of total indebtedness to total asset value, a minimum ratio of EBITDA to fixed charges, a maximum ratio of secured indebtedness to total asset value and a maximum ratio of unsecured indebtedness to unencumbered asset value. The dividend restriction referred to above provides that, we will not during any time when a default is continuing, make distributions with respect to common stock or other equity interests, except to enable the Company to continue to qualify as a REIT for Federal income tax purposes. As of December 31, 2023 and 2022, we were in compliance with all such covenants.

Junior Subordinated Deferrable Interest Debentures

In June 2005, the Company and the Operating Partnership issued $100.0 million in unsecured trust preferred securities through a newly formed trust, SL Green Capital Trust I, or the Trust, which is a wholly-owned subsidiary of the Operating Partnership. The securities mature in 2035 and bear interest at a floating rate of 26 basis points over the three-month Term SOFR. Interest payments may be deferred for a period of up to eight consecutive quarters if the Operating Partnership exercises its right to defer such payments. The Trust preferred securities are redeemable at the option of the Operating Partnership, in whole or in part, with no prepayment premium. We do not consolidate the Trust even though it is a variable interest entity as we are not the primary beneficiary. Because the Trust is not consolidated, we have recorded the debt on our consolidated balance sheets and the related payments are classified as interest expense.

Interest Rate Risk

We are exposed to changes in interest rates primarily from our variable rate debt. Our exposure to interest rate fluctuations are managed through either the use of interest rate derivative instruments and/or through our variable rate debt and preferred equity investments. Based on the debt outstanding as of December 31, 2023, a hypothetical 100 basis point increase in the floating rate interest rate curve would increase our consolidated annual interest cost, net of interest income from variable rate debt and preferred equity investments, by $1.0 million and would increase our share of joint venture annual interest cost by $12.2 million. As of December 31, 2023, $168.7 million, or 90.5%, of our $346.7 million debt and preferred equity portfolio was indexed to SOFR.

We recognize most derivatives on the balance sheet at fair value. Derivatives that are not hedges are adjusted to fair value through income. If a derivative is considered a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability, or firm commitment through earnings, or recognized in other comprehensive income (loss) until the hedged item is recognized in earnings.

Our consolidated long-term debt of $3.2 billion bears interest at fixed rates, and therefore the fair value of these instruments is affected by changes in the market interest rates. Our variable rate debt and variable rate joint venture debt as of December 31, 2023 bore interest based on a spread to LIBOR of 145 basis points and Term SOFR of 50 basis points to 565 basis points.

Off-Balance Sheet Arrangements

We have off-balance sheet investments, including joint ventures and debt and preferred equity investments. These investments all have varying ownership structures. A majority of our joint venture arrangements are accounted for under the equity method of accounting as we have the ability to exercise significant influence, but not control, over the operating and financial decisions of these joint venture arrangements. Our off-balance sheet arrangements are discussed in Note 5, "Debt and Preferred Equity Investments" and Note 6, "Investments in Unconsolidated Joint Ventures" in the accompanying consolidated financial statements.

Dividends/Distributions

We expect to pay dividends to our stockholders based on the distributions we receive from our Operating Partnership.

To maintain our qualification as a REIT, we must pay annual dividends to our stockholders of at least 90% of our REIT taxable income, determined before taking into consideration the dividends paid deduction and net capital gains.

Any dividend we pay may be in the form of cash, stock, or a combination thereof, subject to IRS limitations on the use of stock for dividends. Additionally, if our REIT taxable income in a particular year exceeds the amount of cash dividends we pay in that year, we may pay stock dividends in order to maintain our REIT status and avoid certain REIT-level taxes.

Before we pay any cash dividend, whether for Federal income tax purposes or otherwise, which would only be paid out of available cash to the extent permitted under the 2021 credit facility and senior unsecured notes, we must first meet both our operating requirements and scheduled debt service on our mortgages and loans payable.

Related Party Transactions

Cleaning/ Security/ Messenger and Restoration Services

Prior to 2023, Alliance Building Services, or Alliance, and its affiliates, which provide services to certain properties owned by us, were previously partially owned by Gary Green, a son of Stephen L. Green, who serves as a member and as the chairman emeritus of our Board of Directors. Alliance's affiliates include First Quality Maintenance, L.P., or First Quality, Classic Security LLC, Bright Star Couriers LLC and Onyx Restoration Works, and provide cleaning, extermination, security, messenger, and restoration services, respectively. In addition, First Quality has the non-exclusive opportunity to provide cleaning and related services to individual tenants at our properties on a basis separately negotiated with any tenant seeking such additional services. The Service Corporation has entered into an arrangement with Alliance whereby it will receive a profit participation above a certain threshold for services provided by Alliance to certain tenants at certain buildings above the base services specified in their lease agreements.

Income earned from the profit participation prior to 2023, which is included in Other income on the consolidated statements of operations, was $1.4 million and $1.7 million for the years ended December 31, 2022 and 2021, respectively. We also recorded expenses, inclusive of capitalized expenses, of $8.6 million and $14.0 million for these services (excluding services provided directly to tenants) for the years ended December 31, 2022 and 2021, respectively.

One Vanderbilt Avenue Investment

Our Chairman and CEO, Marc Holliday, and our former President, Andrew Mathias, made investments in our One Vanderbilt project (inclusive of the property and SUMMIT One Vanderbilt), which entitles Mr. Holliday and Mr. Mathias to receive approximately 1.27% and 0.85%, respectively, on account of the property and 1.92% and 1.28%, respectively, on account of SUMMIT One Vanderbilt, of any profits realized by the Company from its One Vanderbilt project in excess of the Company's capital contributions. Mr. Holliday and Mr. Mathias paid $1.4 million and $1.0 million, respectively, which equaled the fair market value of the interests acquired as of the date the investment agreements were entered into as determined by an independent third party appraisal that we obtained.

Messrs. Holliday and Mathias have the right to tender their interests in the project upon stabilization (50% within three years after stabilization and 100% three years or more after stabilization). In addition, the agreement calls for us to repurchase these interests in the event of a sale of One Vanderbilt or a transactional change of control of the Company. We also have the right to repurchase these interests on the 7-year anniversary of the stabilization of the project or upon the occurrence of certain separation events prior to the stabilization of the project relating to each of Messrs. Holliday's and Mathias's continued service with us. The price paid upon a tender of the interests will equal the liquidation value of the interests at the time, with the value being based on the project's sale price, if applicable, or fair market value as determined by an independent third party appraiser. In 2022, stabilization of the property (but not SUMMIT One Vanderbilt) was achieved. Therefore, Messrs. Holiday and Mathias exercised their rights to tender 50% of their interests in the property (but not SUMMIT One Vanderbilt) for liquidation values of $17.9 million and $11.9 million, respectively, which were paid in July 2022.

One Vanderbilt Avenue Leases

In November 2018, we entered into a lease agreement with the One Vanderbilt Avenue joint venture covering certain floors at the property. In March 2021, the lease commenced and we relocated our corporate headquarters to the leased space. For the year ended December 31, 2023 and 2022 we recorded $3.0 million and $3.0 million, respectively, of rent expense under the lease. Additionally, in June 2021, we, through a consolidated subsidiary, entered into a lease agreement with the One Vanderbilt Avenue joint venture for SUMMIT One Vanderbilt, which commenced operations in October 2021. For the year ended December 31, 2023, we recorded $38.9 million of rent expense under the lease, including percentage rent, of which $26.2 million was recognized as income as a component of Equity in net loss from unconsolidated joint ventures in our consolidated statements of operations. For the year ended December 31, 2022, we recorded $33.0 million of rent expense under the lease, including percentage rent, of which $22.8 million was recognized as income as a component of Equity in net loss from unconsolidated joint ventures in our consolidated statements of operations. See Note 20, "Commitments and Contingencies."

Insurance

We maintain "all-risk" property and rental value coverage (including coverage regarding the perils of flood, earthquake and terrorism, excluding nuclear, biological, chemical, and radiological terrorism ("NBCR")), within two property insurance programs and liability insurance. Separate property and liability coverage may be purchased on a stand-alone basis for certain assets, such as development projects. Additionally, one of our captive insurance companies, Belmont Insurance Company, or Belmont, provides coverage for NBCR terrorist acts above a specified trigger. Belmont's retention is reinsured by our other captive insurance company, Ticonderoga Insurance Company ("Ticonderoga"). If Belmont or Ticonderoga are required to pay a claim under our insurance policies, we would ultimately record the loss to the extent of required payments. However, there is no assurance that in the future we will be able to procure coverage at a reasonable cost. Further, if we experience losses that are uninsured or that exceed policy limits, we could lose the capital invested in the damaged properties as well as the anticipated future cash flows from those properties. Additionally, our debt instruments contain customary covenants requiring us to maintain insurance and we could default under our debt instruments if the cost and/or availability of certain types of insurance make it impractical or impossible to comply with such covenants relating to insurance. Belmont and Ticonderoga provide coverage solely on properties owned by the Company or its affiliates.

Furthermore, with respect to certain of our properties, including properties held by joint ventures or subject to triple net leases, insurance coverage is obtained by a third-party and we do not control the coverage. While we may have agreements with such third parties to maintain adequate coverage and we monitor these policies, such coverage ultimately may not be maintained or adequately cover our risk of loss.

Funds from Operations

FFO is a widely recognized non-GAAP financial measure of REIT performance. The Company computes FFO in accordance with standards established by NAREIT, which may not be comparable to FFO reported by other REITs that do not compute FFO in accordance with the NAREIT definition, or that interpret the NAREIT definition differently than the Company does. The revised White Paper on FFO approved by the Board of Governors of NAREIT in April 2002, and subsequently amended in December 2018, defines FFO as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from sales of properties and real estate related impairment charges, plus real estate related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures.

The Company presents FFO because it considers it an important supplemental measure of the Company's operating performance and believes that it is frequently used by securities analysts, investors and other interested parties in the evaluation of REITs, particularly those that own and operate commercial office properties. The Company also uses FFO as one of several criteria to determine performance-based compensation for members of its senior management. FFO is intended to exclude GAAP historical cost depreciation and amortization of real estate and related assets, which assumes that the value of real estate assets diminishes ratably over time. Historically, however, real estate values have risen or fallen with market conditions. Because FFO excludes depreciation and amortization unique to real estate, gains and losses from property dispositions, and real estate related impairment charges, it provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates, operating costs, and interest costs, providing perspective not immediately apparent from net income. FFO does not represent cash generated from operating activities in accordance with GAAP and should not be considered as an alternative to net income (determined in accordance with GAAP), as an indication of the Company's financial performance or to cash flow from operating activities (determined in accordance with GAAP) as a measure of the Company's liquidity, nor is it indicative of funds available to fund the Company's cash needs, including our ability to make cash distributions.

FFO for the years ended December 31, 2023, 2022, and 2021 are as follows (in thousands):

| | | Year Ended December 31, | | | | |
		2023		2022		2021
Net (loss) income attributable to SL Green common stockholders	$	(579,509)	$	(93,024)	$	434,804
Add:						
Depreciation and amortization		247,810		216,167		216,969
Joint venture depreciation and noncontrolling interest adjustments		284,284		252,893		249,087
Net (loss) income attributable to noncontrolling interests		(42,033)		(4,672)		23,573
Less:						
Equity in net loss on sale of interest in unconsolidated joint venture/real estate		(13,368)		(131)		(32,757)
Purchase price and other fair value adjustments		(6,813)		—		209,443
(Loss) gain on sale of real estate, net		(32,370)		(84,485)		287,417
Depreciable real estate reserves and impairments		(382,374)		(6,313)		(23,794)
Depreciation on non-rental real estate assets		4,136		3,466		2,890
Funds from Operations attributable to SL Green common stockholders and unit holders	$	341,341	$	458,827	$	481,234
Cash flows provided by operating activities	$	229,503	$	276,088	$	255,979
Cash flows provided by investing activities	$	171,345	$	425,805	$	993,581
Cash flows used in financing activities	$	(449,383)	$	(654,823)	$	(1,285,371)

Seasonality

Our business at SUMMIT is subject to tourism trends and weather conditions, resulting in seasonal fluctuation. In 2023 and 2022, approximately 14.0% to 16.0% of our annual SUMMIT revenue was realized in the first quarter, 24.0% to 26.0% was realized in the second quarter, 28.0% to 30.0% was realized in the third quarter, and 29.0% to 31.0% was realized in the fourth quarter. We do not consider any other components of our business to be subject to material seasonal fluctuations.

Climate Change

With our roots in New York City, we are at the center of one of the world's most ambitious climate legislative environments. Through the Climate Leadership and Community Protection Act signed into law in 2019, New York State mandated the adoption of a net-zero carbon economy statewide by 2050, with a zero-carbon electricity grid by 2040. New York City enacted Local Law 97 (LL97) in 2019 under the Climate Mobilization Act, setting carbon caps for large buildings starting in 2024 as part of a broader commitment to reducing greenhouse gas emissions by 40% by 2030, and by 80% by 2050. As our portfolio is principally located in Manhattan, these policy elements represent the most material sources of transition risks relevant to our business. We do not anticipate any material financial impact on our portfolio in the first compliance period of 2024 to 2029.

While SL Green's portfolio has not been substantially affected by climate-related events to New York City real estate, such as Hurricane Sandy in 2012, we have continued to develop our approach to physical climate risk assessment, management, and mitigation in order to manage and minimize the impacts of future events. We have conducted climate-related scenario analyses as part of our first Task Force on Climate-related Financial Disclosures ("TCFD") report published in 2021 and 2023, which we made available on our website. The Company has committed to near-term Scope 1 and Scope 2 science-based emissions reduction targets with the SBTi, which were approved in early 2023. Our goal is to reduce emissions for our operationally controlled portfolio to align it with the 1.5 degree Celsius climate scenario.

We consider the successful management and mitigation of climate-related risks across our portfolio as an opportunity to raise the financial value of our buildings and pass on these benefits to our stakeholders, tenants, and investors. We believe our investments over the last 20 years in energy efficiency improvements and greenhouse gas emissions reductions have minimized the impact of climate legislation on our portfolio and our active development pipeline sets the standard for sustainable new construction and responsible community engagement. We leverage years of operational excellence to incorporate innovative design and technological solutions. We also utilize recommendations from our portfolio-wide New York State Energy Research and Development Authority ("NYSERDA") emissions reduction study to help lower emissions from tenant spaces and base building operations. Together, these measures are expected to minimize our vulnerability to the physical risks of climate change, as well as transition risks covering policy and legal, market, technology, and reputational factors.

Accounting Standards Updates

The Accounting Standards Updates are discussed in Note 2, "Significant Accounting Policies - Accounting Standards Updates" in the accompanying consolidated financial statements.

Forward-Looking Information

This report includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and are intended to be covered by the safe harbor provisions thereof. All statements, other than statements of historical facts, included in this report that address activities, events or developments that we expect, believe or anticipate will or may occur in the future, including such matters as future capital expenditures, dividends and acquisitions (including the amount and nature thereof), development trends of the real estate industry and the New York metropolitan area markets, business strategies, expansion and growth of our operations and other similar matters, are forward-looking statements. These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate.

Forward-looking statements are not guarantees of future performance and actual results or developments may differ materially, and we caution you not to place undue reliance on such statements. Forward-looking statements are generally identifiable by the use of the words "may," "will," "should," "expect," "anticipate," "estimate," "believe," "intend," "project," "continue," or the negative of these words, or other similar words or terms.

Forward-looking statements contained in this report are subject to a number of risks and uncertainties that may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by forward-looking statements made by us. These risks and uncertainties include:

- the effect of general economic, business and financial conditions, and their effect on the New York City real estate market in particular;

- dependence upon the New York City real estate market;

- risks of real estate acquisitions, dispositions, development and redevelopment, including the cost of construction delays and cost overruns;

- risks relating to debt and preferred equity investments;

- availability and creditworthiness of prospective tenants and borrowers;

- bankruptcy or insolvency of a major tenant or a significant number of smaller tenants or borrowers;

- adverse changes in the real estate markets, including reduced demand for office space, increasing vacancy, and increasing availability of sublease space;

- availability of debt and equity capital for our operational needs and investment strategy;

- unanticipated increases in financing and other costs, including a rise in interest rates;

- our ability to comply with financial covenants in our debt instruments;

- our ability to maintain our status as a REIT;

- risks of investing through joint venture structures, including the fulfillment by our partners of their financial obligations;

- the threat of terrorist attacks;

- our ability to obtain adequate insurance coverage at a reasonable cost and the potential for losses in excess of our insurance coverage, including as a result of environmental contamination; and

- legislative, regulatory and/or safety requirements adversely affecting REITs and the real estate business including costs of compliance with the Americans with Disabilities Act, the Fair Housing Act and other similar laws and regulations.

Other factors and risks to our business, many of which are beyond our control, are described in other sections of this report and in our other filings with the SEC. Except to the extent required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of future events, new information or otherwise.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Market Rate Risk" for additional information regarding our exposure to interest rate fluctuations.

The table below presents the principal cash flows based upon maturity dates of our debt obligations and debt and preferred equity investments and the weighted-average interest rates by expected maturity dates, including as-of-right extension options, as of December 31, 2023 (in thousands):

| | Long-Term Debt | | | | Debt and Preferred Equity Investments [1] | |
	Fixed Rate	Average Interest Rate	Variable Rate	Average Interest Rate	Amount	Weighted Yield
2024	$ 477,238	4.98 %	$ 110,000	6.03 %	$ 120,422	9.07 %
2025	470,000	4.82 %	—	4.57 %	30,000	8.52 %
2026	190,148	4.72 %	—	4.57 %	48,323	10.46 %
2027	2,000,000	4.74 %	160,000	4.55 %	128,000	6.55 %
2028	—	4.75 %	—	— %	—	— %
Thereafter	100,000	4.92 %	—	— %	20,000	8.11 %
Total	$ 3,237,386	4.84 %	$ 270,000	5.19 %	$ 346,745	8.23 %
Fair Value	$ 3,184,338		$ 268,787			

(1) Our debt and preferred equity investments had an estimated fair value of approximately $0.3 billion as of December 31, 2023.

The table below presents the principal cash flows based upon maturity dates of our share of our joint venture debt obligations and the weighted-average interest rates by expected maturity dates, including as-of-right extension options, as of December 31, 2023 (in thousands):

| | Long Term Debt | | | |
	Fixed Rate	Average Interest Rate	Variable Rate	Average Interest Rate
2024	$ 524,511	4.12 %	$ 1,298,467	8.10 %
2025	1,670,861	3.98 %	—	— %
2026	542,968	3.60 %	—	— %
2027	1,185,168	3.32 %	—	— %
2028	—	2.86 %	—	— %
Thereafter	2,130,300	2.86 %	—	— %
Total	$ 6,053,808	3.76 %	$ 1,298,467	8.10 %
Fair Value	$ 5,387,516		$ 1,292,853	

The table below lists our consolidated derivative instruments, which are hedging variable rate debt, and their related fair values as of December 31, 2023 (in thousands):

	Asset Hedged	Benchmark Rate	Notional Value	Strike Rate	Effective Date	Expiration Date	Fair Value
Interest Rate Swap	Credit Facility	SOFR	$ 150,000	2.600 %	December 2021	January 2024	$ 11
Interest Rate Swap	Credit Facility	SOFR	200,000	4.490 %	November 2022	January 2024	5
Interest Rate Swap	Credit Facility	SOFR	200,000	4.411 %	November 2022	January 2024	5
Interest Rate Cap	Mortgage	SOFR	370,000	3.250 %	June 2023	June 2024	3,158
Interest Rate Cap	Credit Facility	SOFR	370,000	3.250 %	June 2023	June 2024	(3,145)
Interest Rate Swap	Credit Facility	SOFR	150,000	2.621 %	December 2021	January 2026	4,011
Interest Rate Swap	Credit Facility	SOFR	200,000	2.662 %	December 2021	January 2026	5,196
Interest Rate Swap	Credit Facility	SOFR	100,000	2.903 %	February 2023	February 2027	2,281
Interest Rate Swap	Credit Facility	SOFR	100,000	2.733 %	February 2023	February 2027	2,775
Interest Rate Swap	Credit Facility	SOFR	50,000	2.463 %	February 2023	February 2027	1,781
Interest Rate Swap	Credit Facility	SOFR	200,000	2.591 %	February 2023	February 2027	6,378
Interest Rate Swap	Credit Facility	SOFR	300,000	2.866 %	July 2023	May 2027	7,306
Interest Rate Swap	Credit Facility	SOFR	150,000	3.524 %	January 2024	May 2027	549
Interest Rate Swap	Credit Facility	SOFR	370,000	3.888 %	November 2022	June 2027	(3,044)
Interest Rate Swap	Credit Facility	SOFR	300,000	4.487 %	November 2024	November 2027	(10,273)
Interest Rate Swap	Credit Facility	SOFR	100,000	3.756 %	January 2023	January 2028	(646)
Total Consolidated Hedges							$ 16,348

In addition to these derivative instruments, some of our joint venture loan agreements require the joint venture to purchase interest rate caps on its debt. All such interest rate caps represented an asset of $30.7 million in the aggregate as of December 31, 2023. We also swapped certain floating rate debt at some of our joint ventures. These swaps represented an asset of $12.3 million in the aggregate as of December 31, 2023.

	Asset Hedged	Benchmark Rate	Notional Value	Strike Rate	Effective Date	Expiration Date	Fair Value
Interest Rate Cap	Mortgage	SOFR	$ 220,000	4.000 %	February 2023	February 2024	$ 318
Interest Rate Cap	Mortgage	SOFR	484,069	0.490 %	February 2022	May 2024	8,331
Interest Rate Cap	Mortgage	SOFR	484,069	0.490 %	February 2022	May 2024	8,330
Interest Rate Cap	Mortgage	SOFR	505,412	3.000 %	June 2023	June 2024	4,948
Interest Rate Cap	Mortgage	SOFR	272,000	4.000 %	August 2023	August 2024	1,675
Interest Rate Cap	Mortgage	SOFR	477,783	3.500 %	September 2023	September 2024	5,213
Interest Rate Cap	Mortgage	SOFR	278,161	4.000 %	May 2024	November 2024	948
Interest Rate Cap	Mortgage	SOFR	278,161	4.000 %	May 2024	November 2024	948
Interest Rate Swap	Mortgage	SOFR	250,000	3.608 %	April 2023	February 2026	1,819
Interest Rate Swap	Mortgage	SOFR	250,000	3.608 %	April 2023	February 2026	1,818
Interest Rate Swap	Mortgage	SOFR	177,000	1.555 %	December 2022	February 2026	8,686
Total Unconsolidated Hedges							$ 43,034

SL Green Realty Corp.
Consolidated Balance Sheets
(in thousands, except per share data)

	December 31, 2023	December 31, 2022
Assets		
Commercial real estate properties, at cost:		
Land and land interests	$ 1,092,671	$ 1,576,927
Building and improvements	3,655,624	4,903,776
Building leasehold and improvements	1,354,569	1,691,831
Right of use asset - operating leases	953,236	1,026,265
	7,056,100	9,198,799
Less: accumulated depreciation	(2,035,311)	(2,039,554)
	5,020,789	7,159,245
Cash and cash equivalents	221,823	203,273
Restricted cash	113,696	180,781
Investments in marketable securities	9,591	11,240
Tenant and other receivables	33,270	34,497
Related party receivables	12,168	27,352
Deferred rents receivable	264,653	257,887
Debt and preferred equity investments, net of discounts and deferred origination fees of $1,630 and $1,811 and allowances of $13,520 and $6,630 in 2023 and 2022, respectively	346,745	623,280
Investments in unconsolidated joint ventures	2,983,313	3,190,137
Deferred costs, net	111,463	121,157
Other assets	413,670	546,945
Total assets [1]	$ 9,531,181	$ 12,355,794
Liabilities		
Mortgages and other loans payable, net	$ 1,491,319	$ 3,227,563
Revolving credit facility, net	554,752	443,217
Unsecured term loans, net	1,244,881	1,641,552
Unsecured notes, net	99,795	99,692
Accrued interest payable	17,930	14,227
Other liabilities	471,401	236,211
Accounts payable and accrued expenses	153,164	154,867
Deferred revenue	134,053	272,248
Lease liability - financing leases	105,531	104,218
Lease liability - operating leases	827,692	895,100
Dividend and distributions payable	20,280	21,569
Security deposits	49,906	50,472
Junior subordinated deferrable interest debentures held by trusts that issued trust preferred securities	100,000	100,000
Total liabilities [1]	5,270,704	7,260,936
Commitments and contingencies		
Noncontrolling interests in Operating Partnership	238,051	269,993
Preferred units	166,501	177,943

SL Green Realty Corp.
Consolidated Balance Sheets
(in thousands, except per share data)

	December 31, 2023	December 31, 2022
Equity		
SL Green stockholders' equity:		
Series I Preferred Stock, $0.01 par value, $25.00 liquidation preference, 9,200 issued and outstanding at both December 31, 2023 and 2022	**221,932**	221,932
Common stock, $0.01 par value, 160,000 shares authorized and 65,786 and 65,440 issued and outstanding at December 31, 2023 and 2022, respectively (including 1,060 and 1,060 shares held in treasury at December 31, 2023 and 2022, respectively)	**660**	656
Additional paid-in-capital	**3,826,452**	3,790,358
Treasury stock at cost	**(128,655)**	(128,655)
Accumulated other comprehensive income	**17,477**	49,604
Retained (deficit) earnings	**(151,551)**	651,138
Total SL Green stockholders' equity	**3,786,315**	4,585,033
Noncontrolling interests in other partnerships	**69,610**	61,889
Total equity	**3,855,925**	4,646,922
Total liabilities and equity	**$ 9,531,181**	$ 12,355,794

(1) The Company's consolidated balance sheets include assets and liabilities of consolidated variable interest entities ("VIEs"). See Note 2. The consolidated balance sheets include the following amounts related to our consolidated VIEs, excluding the Operating Partnership: $41.2 million and $41.2 million of land, $40.5 million and $41.0 million of building and improvements, $— million and $— million of building and leasehold improvements, $— million and $— million of right of use assets, $5.4 million and $4.4 million of accumulated depreciation, $676.9 million and $599.2 million of other assets included in other line items, $50.0 million and $49.8 million of real estate debt, net, $0.9 million and $0.2 million of accrued interest payable, $— million and $— million of lease liabilities, and $306.5 million and $146.4 million of other liabilities included in other line items as of December 31, 2023 and December 31, 2022, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

SL Green Realty Corp.
Consolidated Statements of Operations
(in thousands, except per share data)

		Year Ended December 31,				
		2023		**2022**		**2021**
Revenues						
Rental revenue, net	$	**683,335**	$	671,500	$	678,176
SUMMIT Operator revenue		**118,260**		89,048		16,311
Investment income		**34,705**		81,113		80,340
Other income		**77,410**		77,793		86,483
Total revenues		**913,710**		919,454		861,310
Expenses						
Operating expenses, including related party expenses of $5 in 2023, $5,701 in 2022 and $12,377 in 2021		**196,696**		174,063		167,153
Real estate taxes		**143,757**		138,228		152,835
Operating lease rent		**27,292**		26,943		26,554
SUMMIT Operator expenses		**101,211**		89,207		16,219
Interest expense, net of interest income		**137,114**		89,473		70,891
Amortization of deferred financing costs		**7,837**		7,817		11,424
SUMMIT Operator tax expense		**9,201**		2,647		1,000
Depreciation and amortization		**247,810**		216,167		216,969
Loan loss and other investment reserves, net of recoveries		**6,890**		—		2,931
Transaction related costs		**1,099**		409		3,773
Marketing, general and administrative		**111,389**		93,798		94,912
Total expenses		**990,296**		838,752		764,661
Equity in net loss from unconsolidated joint ventures		**(76,509)**		(57,958)		(55,402)
Equity in net loss on sale of interest in unconsolidated joint venture/real estate		**(13,368)**		(131)		(32,757)
Purchase price and other fair value adjustments		**(17,260)**		(8,118)		210,070
(Loss) gain on sale of real estate, net		**(32,370)**		(84,485)		287,417
Depreciable real estate reserves and impairments		**(382,374)**		(6,313)		(23,794)
Loss on early extinguishment of debt		**(870)**		—		(1,551)
Net (loss) income		**(599,337)**		(76,303)		480,632
Net loss (income) attributable to noncontrolling interests:						
Noncontrolling interests in the Operating Partnership		**37,465**		5,794		(25,457)
Noncontrolling interests in other partnerships		**4,568**		(1,122)		1,884
Preferred units distributions		**(7,255)**		(6,443)		(7,305)
Net (loss) income attributable to SL Green		**(564,559)**		(78,074)		449,754
Perpetual preferred stock dividends		**(14,950)**		(14,950)		(14,950)
Net (loss) income attributable to SL Green common stockholders	$	**(579,509)**	$	(93,024)	$	434,804
Basic (loss) earnings per share	$	**(9.12)**	$	(1.49)	$	6.57
Diluted (loss) earnings per share	$	**(9.12)**	$	(1.49)	$	6.50
Basic weighted average common shares outstanding		**63,809**		63,917		65,740
Diluted weighted average common shares and common share equivalents outstanding		**67,972**		67,929		70,769

The accompanying notes are an integral part of these consolidated financial statements.

SL Green Realty Corp.
Consolidated Statements of Comprehensive (Loss) Income
(in thousands)

	Year Ended December 31,		
	2023	**2022**	**2021**
Net (loss) income	**$ (599,337)**	$ (76,303)	$ 480,632
Other comprehensive (loss) income:			
(Decrease) increase in unrealized value of derivative instruments, including SL Green's share of joint venture derivative instruments	**(32,437)**	103,629	21,427
(Decrease) increase in unrealized value of marketable securities	**(1,650)**	(1,440)	104
Other comprehensive (loss) income	**(34,087)**	102,189	21,531
Comprehensive (loss) income	**(633,424)**	25,886	502,163
Net loss (income) attributable to noncontrolling interests and preferred units distributions	**34,778**	(1,771)	(30,878)
Other comprehensive loss (income) attributable to noncontrolling interests	**1,960**	(5,827)	(1,042)
Comprehensive (loss) income attributable to SL Green	**$ (596,686)**	$ 18,288	$ 470,243

The accompanying notes are an integral part of these consolidated financial statements.

SL Green Realty Corp.
Consolidated Statements of Equity
(in thousands, except per share data)

| | SL Green Realty Corp. Stockholders | | | | | | | | |
| | | Common Stock | | | | | | | |
	Series I Preferred Stock	Shares	Par Value	Additional Paid-In-Capital	Treasury Stock	Accumulated Other Comprehensive (Loss) Income	Retained (Deficit) Earnings	Noncontrolling Interests	Total
Balance at December 31, 2020	$ 221,932	66,474	$ 716	$3,862,949	$ (124,049)	$ (67,247)	$1,015,462	$ 26,032	$4,935,795
Net income							449,754	(1,884)	447,870
Other comprehensive income						20,489			20,489
Perpetual preferred stock dividends							(14,950)		(14,950)
DRSPP proceeds		11		738					738
Reallocation of noncontrolling interest in the Operating Partnership							(9,851)		(9,851)
Deferred compensation plan and stock awards, net of forfeitures and tax withholdings		108	2	32,581					32,583
Repurchases of common stock		(4,474)	(46)	(281,206)			(56,372)		(337,624)
Proceeds from stock options exercised		12		818					818
Contributions to consolidated joint venture interests								336	336
Sale of interest in partially owned entity								(4,476)	(4,476)
Cash distributions to noncontrolling interests								(6,631)	(6,631)
Issuance of special dividend paid in stock		1,974		123,529	(2,111)		2,111		123,529
Cash distributions declared ($6.2729 per common share, none of which represented a return of capital for federal income tax purposes)							(410,373)		(410,373)
Balance at December 31, 2021	$ 221,932	64,105	$ 672	$3,739,409	$ (126,160)	$ (46,758)	$ 975,781	$ 13,377	$4,778,253
Net loss							(78,074)	1,122	(76,952)
Acquisition of subsidiary interest from noncontrolling interest				(29,742)				(75)	(29,817)
Other comprehensive income						96,362			96,362
Perpetual preferred stock dividends							(14,950)		(14,950)
DRSPP proceeds		11		525					525
Reallocation of noncontrolling interest in the Operating Partnership							39,974		39,974
Deferred compensation plan and stock awards, net of forfeitures and tax withholdings		274	4	32,030					32,034
Repurchases of common stock		(1,971)	(20)	(114,979)			(36,198)		(151,197)
Contributions to consolidated joint venture interests								52,164	52,164
Cash distributions to noncontrolling interests								(4,699)	(4,699)
Issuance of special dividend paid in stock		1,961		163,115	(2,495)				160,620
Cash distributions declared ($3.6896 per common share, none of which represented a return of capital for federal income tax purposes)							(235,395)		(235,395)
Balance at December 31, 2022	$ 221,932	64,380	$ 656	$3,790,358	$ (128,655)	$ 49,604	$ 651,138	$ 61,889	$4,646,922
Net loss							(564,559)	(4,568)	(569,127)
Other comprehensive loss						(32,127)			(32,127)
Perpetual preferred stock dividends							(14,950)		(14,950)
DRSPP proceeds		17		525					525
Reallocation of noncontrolling interest in the Operating Partnership							(15,486)		(15,486)
Deferred compensation plan and stock awards, net of forfeitures and tax withholdings		329	4	35,569					35,573
Contributions to consolidated joint venture interests								15,066	15,066
Cash distributions to noncontrolling interests								(2,777)	(2,777)
Cash distributions declared ($3.2288 per common share, none of which represented a return of capital for federal income tax purposes)							(207,694)		(207,694)
Balance at December 31, 2023	$ 221,932	64,726	$ 660	$3,826,452	$ (128,655)	$ 17,477	$ (151,551)	$ 69,610	$3,855,925

The accompanying notes are an integral part of these consolidated financial statements.

SL Green Realty Corp.
Consolidated Statements of Cash Flows
(in thousands, except per share data)

	Year Ended December 31,		
	2023	2022	2021
Operating Activities			
Net (loss) income	$ **(599,337)**	$ (76,303)	$ 480,632
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Depreciation and amortization	**255,647**	223,984	228,393
Equity in net loss from unconsolidated joint ventures	**76,509**	57,958	55,402
Distributions of cumulative earnings from unconsolidated joint ventures	**9,897**	780	824
Equity in net loss on sale of interest in unconsolidated joint venture interest/real estate	**13,368**	131	32,757
Purchase price and other fair value adjustments	**17,260**	8,118	(210,070)
Depreciable real estate reserves and impairments	**382,374**	6,313	23,794
Loss (gain) on sale of real estate, net	**32,370**	84,485	(287,417)
Loan loss and other investment reserves, net of recoveries	**6,890**	—	2,931
Loss on early extinguishment of debt	**870**	—	1,551
Deferred rents receivable	**(17,903)**	(5,749)	(6,701)
Non-cash lease expense	**20,435**	22,403	17,234
Other non-cash adjustments	**28,174**	(5,676)	37,164
Changes in operating assets and liabilities:			
Tenant and other receivables	**(1,725)**	14,370	(20,561)
Related party receivables	**15,788**	6,666	(8,727)
Deferred lease costs	**(17,427)**	(21,792)	(10,117)
Other assets	**(1,922)**	(28,204)	20,245
Accounts payable, accrued expenses, other liabilities and security deposits	**11,974**	(30,839)	(66,387)
Deferred revenue	**8,057**	18,332	(1,727)
Change in lease liability - operating leases	**(11,796)**	1,111	(33,241)
Net cash provided by operating activities	**229,503**	276,088	255,979
Investing Activities			
Acquisitions of real estate property	$ **—**	$ (64,491)	$ (152,791)
Additions to land, buildings and improvements	**(259,663)**	(300,770)	(302,486)
Investments in unconsolidated joint ventures	**(184,481)**	(184,518)	(88,872)
Distributions in excess of cumulative earnings from unconsolidated joint ventures	**140,569**	141,742	770,604
Net proceeds from disposition of real estate/joint venture interest	**557,611**	626,364	651,594
Cash and restricted cash assumed from acquisition of real estate investment	**—**	60,494	—
Cash assumed from consolidation of real estate investment	**—**	—	9,475
Proceeds from sale or redemption of marketable securities	**—**	15,626	4,528
Purchases of marketable securities	**—**	—	(10,000)
Other investments	**(17,334)**	1,432	40,200
Origination of debt and preferred equity investments	**(65,357)**	(51,367)	(95,695)
Repayments or redemption of debt and preferred equity investments	**—**	181,293	167,024
Net cash provided by investing activities	**171,345**	425,805	993,581
Financing Activities			
Proceeds from mortgages and other loans payable	$ **—**	$ 381,980	$ 39,689
Repayments of mortgages and other loans payable	**(25,826)**	(292,364)	(375,044)
Proceeds from revolving credit facility, term loans and senior unsecured notes	**538,000**	1,524,000	1,488,000
Repayments of revolving credit facility, term loans and senior unsecured notes	**(828,000)**	(1,864,000)	(1,808,000)
Proceeds from stock options exercised and DRSPP issuance	**525**	525	1,556

SL Green Realty Corp.
Consolidated Statements of Cash Flows
(in thousands, except per share data)

	Year Ended December 31,		
	2023	**2022**	**2021**
Repurchase of common stock	—	(151,197)	(341,403)
Redemption of preferred stock	**(11,700)**	(17,967)	(6,040)
Redemption of OP units	**(9,076)**	(40,901)	(25,703)
Distributions to noncontrolling interests in other partnerships	**(2,777)**	(4,699)	(6,631)
Contributions from noncontrolling interests in other partnerships	**6,932**	52,164	336
Acquisition of subsidiary interest from noncontrolling interest	—	(29,817)	—
Distributions to noncontrolling interests in the Operating Partnership	**(14,779)**	(16,272)	(15,749)
Dividends paid on common and preferred stock	**(230,931)**	(262,136)	(271,075)
Other obligation related to secured borrowing	**129,656**	77,874	51,862
Tax withholdings related to restricted share awards	—	(3,915)	(2,990)
Deferred loan costs	**(1,407)**	(8,098)	(13,745)
Principal payments on financing lease liabilities	—	—	(434)
Net cash used in financing activities	**(449,383)**	(654,823)	(1,285,371)
Net (decrease) increase in cash, cash equivalents, and restricted cash	**(48,535)**	47,070	(35,811)
Cash, cash equivalents, and restricted cash at beginning of year	**384,054**	336,984	372,795
Cash, cash equivalents, and restricted cash at end of period	**$ 335,519**	$ 384,054	$ 336,984
Supplemental cash flow disclosures:			
Interest paid	**$ 229,119**	$ 169,519	$ 152,773
Income taxes paid	**$ 7,815**	$ 5,358	$ 4,405
Supplemental Disclosure of Non-Cash Investing and Financing Activities:			
Redemption of units in the Operating Partnership for a joint venture sale	**$ —**	$ —	$ 27,586
Exchange of preferred equity investment for real estate or equity in joint venture	—	190,652	—
Exchange of debt investment for real estate or equity in joint venture	**349,946**	193,995	9,468
Assumption of mortgage and mezzanine loans	—	1,712,750	60,000
Issuance of special dividend paid in stock	—	160,620	121,418
Tenant improvements and capital expenditures payable	—	18,518	7,580
Fair value adjustment to noncontrolling interest in the Operating Partnership	**15,486**	39,974	9,851
Investment in joint venture	—	47,135	—
Deconsolidation of a subsidiary	**101,351**	—	66,837
Deconsolidation of subsidiary debt	**1,712,750**	—	510,000
Debt and preferred equity investments	—	302	8,372
Transfer of assets related to assets held for sale	—	—	140,855
Transfer of liabilities related to assets held for sale	—	—	64,120
Extinguishment of debt in connection with property dispositions	—	—	53,548
Consolidation of real estate investment	—	—	119,444
Removal of fully depreciated commercial real estate properties	**16,313**	30,359	19,831
Sale of interest in partially owned entity	—	—	4,476
Contribution to consolidated joint venture by noncontrolling interest	**8,134**	—	—
Distributions to noncontrolling interests	—	—	358
Share repurchase or redemption payable	**9,513**	—	—
Recognition of right of use assets and related lease liabilities	—	57,938	537,344

SL Green Realty Corp.
Consolidated Statements of Cash Flows
(in thousands, except per share data)

In December 2023, the Company declared a regular monthly distribution per share of $0.2500 that was paid in cash. This distribution was paid in January 2024. In December 2022, the Company declared a regular monthly distribution per share of $0.2708 that was paid in cash. This distribution was paid in January 2023. In December 2021, the Company declared a regular monthly distribution per share of $0.3108 that was paid in cash and a special distribution per share of $2.4392 that was paid entirely in stock. These distributions were paid in January 2022.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows.

	Year Ended		
	2023	**2022**	**2021**
Cash and cash equivalents	**$ 221,823**	$ 203,273	$ 251,417
Restricted cash	**113,696**	180,781	85,567
Total cash, cash equivalents, and restricted cash	**$ 335,519**	$ 384,054	$ 336,984

The accompanying notes are an integral part of these consolidated financial statements.

SL Green Operating Partnership, L.P.
Consolidated Balance Sheets
(in thousands, except per unit data)

	December 31, 2023	December 31, 2022
Assets		
Commercial real estate properties, at cost:		
Land and land interests	$ 1,092,671	$ 1,576,927
Building and improvements	3,655,624	4,903,776
Building leasehold and improvements	1,354,569	1,691,831
Right of use asset - operating leases	953,236	1,026,265
	7,056,100	9,198,799
Less: accumulated depreciation	(2,035,311)	(2,039,554)
	5,020,789	7,159,245
Cash and cash equivalents	221,823	203,273
Restricted cash	113,696	180,781
Investments in marketable securities	9,591	11,240
Tenant and other receivables	33,270	34,497
Related party receivables	12,168	27,352
Deferred rents receivable	264,653	257,887
Debt and preferred equity investments, net of discounts and deferred origination fees of $1,630 and $1,811 and allowances of $13,520 and $6,630 in 2023 and 2022, respectively	346,745	623,280
Investments in unconsolidated joint ventures	2,983,313	3,190,137
Deferred costs, net	111,463	121,157
Other assets	413,670	546,945
Total assets [1]	$ 9,531,181	$ 12,355,794
Liabilities		
Mortgages and other loans payable, net	$ 1,491,319	$ 3,227,563
Revolving credit facility, net	554,752	443,217
Unsecured term loans, net	1,244,881	1,641,552
Unsecured notes, net	99,795	99,692
Accrued interest payable	17,930	14,227
Other liabilities	471,401	236,211
Accounts payable and accrued expenses	153,164	154,867
Deferred revenue	134,053	272,248
Lease liability - financing leases	105,531	104,218
Lease liability - operating leases	827,692	895,100
Dividend and distributions payable	20,280	21,569
Security deposits	49,906	50,472
Junior subordinated deferrable interest debentures held by trusts that issued trust preferred securities	100,000	100,000
Total liabilities [1]	5,270,704	7,260,936
Commitments and contingencies		
Limited partner interests in SLGOP (3,949 and 3,670 limited partner common units outstanding at December 31, 2023 and 2022, respectively)	238,051	269,993
Preferred units	166,501	177,943

SL Green Operating Partnership, L.P.
Consolidated Balance Sheets
(in thousands, except per unit data)

	December 31, 2023	December 31, 2022
Capital		
SLGOP partners' capital:		
Series I Preferred Units, $25.00 liquidation preference, 9,200 issued and outstanding at both December 31, 2023 and 2022	**221,932**	221,932
SL Green partners' capital (687 and 680 general partner common units, and 64,039 and 63,700 limited partner common units outstanding at December 31, 2023 and 2022, respectively)	**3,546,906**	4,313,497
Accumulated other comprehensive income	**17,477**	49,604
Total SLGOP partners' capital	**3,786,315**	4,585,033
Noncontrolling interests in other partnerships	**69,610**	61,889
Total capital	**3,855,925**	4,646,922
Total liabilities and capital	$ **9,531,181**	$ 12,355,794

(1) The Operating Partnership's consolidated balance sheets include assets and liabilities of consolidated variable interest entities ("VIEs"). See Note 2. The consolidated balance sheets include the following amounts related to our consolidated VIEs, excluding the Operating Partnership: $41.2 million and $41.2 million of land, $40.5 million and $41.0 million of building and improvements, $— million and $— million of building and leasehold improvements, $— million and $— million of right of use assets, $5.4 million and $4.4 million of accumulated depreciation, $676.9 million and $599.2 million of other assets included in other line items, $50.0 million and $49.8 million of real estate debt, net, $0.9 million and $0.2 million of accrued interest payable, $— million and $— million of lease liabilities, and $306.5 million and $146.4 million of other liabilities included in other line items as of December 31, 2023 and December 31, 2022, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

SL Green Operating Partnership, L.P.
Consolidated Statements of Operations
(in thousands, except per unit data)

	Year Ended December 31,		
	2023	**2022**	**2021**
Revenues			
Rental revenue, net	$ **683,335**	$ 671,500	$ 678,176
SUMMIT Operator revenue	**118,260**	89,048	16,311
Investment income	**34,705**	81,113	80,340
Other income	**77,410**	77,793	86,483
Total revenues	**913,710**	919,454	861,310
Expenses			
Operating expenses, including related party expenses of $5 in 2023, $5,701 in 2022 and $12,377 in 2021	**196,696**	174,063	167,153
Real estate taxes	**143,757**	138,228	152,835
Operating lease rent	**27,292**	26,943	26,554
SUMMIT Operator expenses	**101,211**	89,207	16,219
Interest expense, net of interest income	**137,114**	89,473	70,891
Amortization of deferred financing costs	**7,837**	7,817	11,424
SUMMIT Operator tax expense	**9,201**	2,647	1,000
Depreciation and amortization	**247,810**	216,167	216,969
Loan loss and other investment reserves, net of recoveries	**6,890**	—	2,931
Transaction related costs	**1,099**	409	3,773
Marketing, general and administrative	**111,389**	93,798	94,912
Total expenses	**990,296**	838,752	764,661
Equity in net loss from unconsolidated joint ventures	**(76,509)**	(57,958)	(55,402)
Equity in net loss on sale of interest in unconsolidated joint venture/real estate	**(13,368)**	(131)	(32,757)
Purchase price and other fair value adjustments	**(17,260)**	(8,118)	210,070
(Loss) gain on sale of real estate, net	**(32,370)**	(84,485)	287,417
Depreciable real estate reserves and impairments	**(382,374)**	(6,313)	(23,794)
Loss on early extinguishment of debt	**(870)**	—	(1,551)
Net (loss) income	**(599,337)**	(76,303)	480,632
Net loss (income) attributable to noncontrolling interests in other partnerships	**4,568**	(1,122)	1,884
Preferred units distributions	**(7,255)**	(6,443)	(7,305)
Net (loss) income attributable to SLGOP	**(602,024)**	(83,868)	475,211
Perpetual preferred unit dividends	**(14,950)**	(14,950)	(14,950)
Net (loss) income attributable to SLGOP common unitholders	$ **(616,974)**	$ (98,818)	$ 460,261
Basic (loss) earnings per unit	$ **(9.12)**	$ (1.49)	$ 6.57
Diluted (loss) earnings per unit	$ **(9.12)**	$ (1.49)	$ 6.50
Basic weighted average common units outstanding	**67,972**	67,929	69,727
Diluted weighted average common units and common unit equivalents outstanding	**67,972**	67,929	70,769

The accompanying notes are an integral part of these consolidated financial statements.

SL Green Operating Partnership, L.P.
Consolidated Statements of Comprehensive (Loss) Income
(in thousands)

		Year Ended December 31,				
		2023		**2022**		**2021**
Net (loss) income	$	**(599,337)**	$	(76,303)	$	480,632
Other comprehensive (loss) income:						
(Decrease) increase in unrealized value of derivative instruments, including SL Green's share of joint venture derivative instruments		**(32,437)**		103,629		21,427
(Decrease) increase in unrealized value of marketable securities		**(1,650)**		(1,440)		104
Other comprehensive (loss) income		**(34,087)**		102,189		21,531
Comprehensive (loss) income		**(633,424)**		25,886		502,163
Net loss (income) attributable to noncontrolling interests		**4,568**		(1,122)		1,884
Other comprehensive loss (income) attributable to noncontrolling interests		**1,960**		(5,827)		(1,042)
Comprehensive (loss) income attributable to SLGOP	$	**(626,896)**	$	18,937	$	503,005

The accompanying notes are an integral part of these consolidated financial statements.

SL Green Operating Partnership, L.P.
Consolidated Statements of Capital
(in thousands, except per unit data)

| | SL Green Operating Partnership Unitholders | | | | | |
| | Partners' Interest | | | | | |
	Series I Preferred Units	Common Units	Common Unitholders	Accumulated Other Comprehensive (Loss) Income	Noncontrolling Interests	Total
Balance at December 31, 2020	$ 221,932	66,474	$ 4,755,078	$ (67,247)	$ 26,032	$4,935,795
Net income			449,754		(1,884)	447,870
Other comprehensive income				20,489		20,489
Perpetual preferred unit dividends			(14,950)			(14,950)
DRSPP proceeds		11	738			738
Reallocation of noncontrolling interests in the Operating Partnership			(9,851)			(9,851)
Deferred compensation plan and stock awards, net of forfeitures and tax withholdings		108	32,583			32,583
Repurchases of common units		(4,474)	(337,624)			(337,624)
Proceeds from stock options exercised		12	818			818
Contributions to consolidated joint venture interests					336	336
Sale of interest in partially owned entity					(4,476)	(4,476)
Cash distributions to noncontrolling interests					(6,631)	(6,631)
Issuance of special distribution paid in units		1,974	123,529			123,529
Cash distributions declared ($6.2729 per common unit, none of which represented a return of capital for federal income tax purposes)			(410,373)			(410,373)
Balance at December 31, 2021	$ 221,932	64,105	$ 4,589,702	$ (46,758)	$ 13,377	$4,778,253
Net loss			(78,074)		1,122	(76,952)
Acquisition of subsidiary interest from noncontrolling interest			(29,742)		(75)	(29,817)
Other comprehensive income				96,362		96,362
Perpetual preferred unit dividends			(14,950)			(14,950)
DRSPP proceeds		11	525			525
Reallocation of noncontrolling interest in the Operating Partnership			39,974			39,974
Deferred compensation plan and stock awards, net of forfeitures and tax withholdings		274	32,034			32,034
Repurchases of common units		(1,971)	(151,197)			(151,197)
Contributions to consolidated joint venture interests					52,164	52,164
Cash distributions to noncontrolling interests					(4,699)	(4,699)
Issuance of special distribution paid in units		1,961	160,620			160,620
Cash distributions declared ($3.6896 per common unit, none of which represented a return of capital for federal income tax purposes)			(235,395)			(235,395)
Balance at December 31, 2022	$ 221,932	64,380	$ 4,313,497	$ 49,604	$ 61,889	$4,646,922
Net loss			(564,559)		(4,568)	(569,127)
Other comprehensive loss				(32,127)		(32,127)
Perpetual preferred unit dividends			(14,950)			(14,950)
DRSPP proceeds		17	525			525
Reallocation of noncontrolling interest in the Operating Partnership			(15,486)			(15,486)
Deferred compensation plan and stock awards, net of forfeitures and tax withholdings		329	35,573			35,573
Contributions to consolidated joint venture interests					15,066	15,066
Cash distributions to noncontrolling interests					(2,777)	(2,777)
Cash distributions declared ($3.2288 per common unit, none of which represented a return of capital for federal income tax purposes)			(207,694)			(207,694)
Balance at December 31, 2023	$ 221,932	64,726	$ 3,546,906	$ 17,477	$ 69,610	$3,855,925

The accompanying notes are an integral part of these consolidated financial statements.

SL Green Operating Partnership, L.P.
Consolidated Statements of Cash Flows
(in thousands)

		Year Ended December 31,				
		2023		2022		2021
Operating Activities						
Net (loss) income	$	**(599,337)**	$	(76,303)	$	480,632
Adjustments to reconcile net (loss) income to net cash provided by operating activities:						
Depreciation and amortization		**255,647**		223,984		228,393
Equity in net loss from unconsolidated joint ventures		**76,509**		57,958		55,402
Distributions of cumulative earnings from unconsolidated joint ventures		**9,897**		780		824
Equity in net loss on sale of interest in unconsolidated joint venture interest/real estate		**13,368**		131		32,757
Purchase price and other fair value adjustments		**17,260**		8,118		(210,070)
Depreciable real estate reserves and impairments		**382,374**		6,313		23,794
Loss (gain) on sale of real estate, net		**32,370**		84,485		(287,417)
Loan loss reserves and other investment reserves, net of recoveries		**6,890**		—		2,931
Loss on early extinguishment of debt		**870**		—		1,551
Deferred rents receivable		**(17,903)**		(5,749)		(6,701)
Non-cash lease expense		**20,435**		22,403		17,234
Other non-cash adjustments		**28,174**		(5,676)		37,164
Changes in operating assets and liabilities:						
Tenant and other receivables		**(1,725)**		14,370		(20,561)
Related party receivables		**15,788**		6,666		(8,727)
Deferred lease costs		**(17,427)**		(21,792)		(10,117)
Other assets		**(1,922)**		(28,204)		20,245
Accounts payable, accrued expenses, other liabilities and security deposits		**11,974**		(30,839)		(66,387)
Deferred revenue		**8,057**		18,332		(1,727)
Change in lease liability - operating leases		**(11,796)**		1,111		(33,241)
Net cash provided by operating activities		**229,503**		276,088		255,979
Investing Activities						
Acquisitions of real estate property	$	**—**	$	(64,491)	$	(152,791)
Additions to land, buildings and improvements		**(259,663)**		(300,770)		(302,486)
Investments in unconsolidated joint ventures		**(184,481)**		(184,518)		(88,872)
Distributions in excess of cumulative earnings from unconsolidated joint ventures		**140,569**		141,742		770,604
Net proceeds from disposition of real estate/joint venture interest		**557,611**		626,364		651,594
Cash and restricted cash assumed from acquisition of real estate investment		**—**		60,494		—
Cash assumed from consolidation of real estate investment		**—**		—		9,475
Proceeds from sale or redemption of marketable securities		**—**		15,626		4,528
Purchases of marketable securities		**—**		—		(10,000)
Other investments		**(17,334)**		1,432		40,200
Origination of debt and preferred equity investments		**(65,357)**		(51,367)		(95,695)
Repayments or redemption of debt and preferred equity investments		**—**		181,293		167,024
Net cash provided by investing activities		**171,345**		425,805		993,581
Financing Activities						
Proceeds from mortgages and other loans payable	$	**—**	$	381,980	$	39,689
Repayments of mortgages and other loans payable		**(25,826)**		(292,364)		(375,044)
Proceeds from revolving credit facility, term loans and senior unsecured notes		**538,000**		1,524,000		1,488,000
Repayments of revolving credit facility, term loans and senior unsecured notes		**(828,000)**		(1,864,000)		(1,808,000)

SL Green Operating Partnership, L.P.
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,		
	2023	**2022**	**2021**
Proceeds from stock options exercised and DRSPP issuance	**525**	525	1,556
Repurchase of common units	—	(151,197)	(341,403)
Redemption of preferred units	**(11,700)**	(17,967)	(6,040)
Redemption of OP units	**(9,076)**	(40,901)	(25,703)
Distributions to noncontrolling interests in other partnerships	**(2,777)**	(4,699)	(6,631)
Contributions from noncontrolling interests in other partnerships	**6,932**	52,164	336
Acquisition of subsidiary interest from noncontrolling interest	—	(29,817)	—
Distributions paid on common and preferred units	**(245,710)**	(278,408)	(286,824)
Other obligation related to secured borrowing	**129,656**	77,874	51,862
Tax withholdings related to restricted share awards	—	(3,915)	(2,990)
Deferred loan costs	**(1,407)**	(8,098)	(13,745)
Principal payments on financing lease liabilities	—	—	(434)
Net cash used in financing activities	**(449,383)**	(654,823)	(1,285,371)
Net (decrease) increase in cash, cash equivalents, and restricted cash	**(48,535)**	47,070	(35,811)
Cash, cash equivalents, and restricted cash at beginning of year	**384,054**	336,984	372,795
Cash, cash equivalents, and restricted cash at end of period	**$ 335,519**	$ 384,054	$ 336,984
Supplemental cash flow disclosures:			
Interest paid	**$ 229,119**	$ 169,519	$ 152,773
Income taxes paid	**$ 7,815**	$ 5,358	$ 4,405
Supplemental Disclosure of Non-Cash Investing and Financing Activities:			
Redemption of units in the Operating Partnership for a joint venture sale	**$ —**	$ —	$ 27,586
Exchange of preferred equity investment for real estate or equity in joint venture	—	190,652	—
Exchange of debt investment for real estate or equity in joint venture	**349,946**	193,995	9,468
Assumption of mortgage and mezzanine loans	—	1,712,750	60,000
Issuance of special distribution paid in units	—	160,620	121,418
Tenant improvements and capital expenditures payable	—	18,518	7,580
Fair value adjustment to noncontrolling interest in the Operating Partnership	**15,486**	39,974	9,851
Investment in joint venture	—	47,135	—
Deconsolidation of a subsidiary	**101,351**	—	66,837
Deconsolidation of subsidiary debt	**1,712,750**	—	510,000
Debt and preferred equity investments	—	302	8,372
Transfer of assets related to assets held for sale	—	—	140,855
Transfer of liabilities related to assets held for sale	—	—	64,120
Extinguishment of debt in connection with property dispositions	—	—	53,548
Consolidation of real estate investment	—	—	119,444
Removal of fully depreciated commercial real estate properties	**16,313**	30,359	19,831
Sale of interest in partially owned entity	—	—	4,476
Contribution to consolidated joint venture by noncontrolling interest	**8,134**	—	—
Distributions to noncontrolling interests	—	—	358
Share repurchase or redemption payable	**9,513**	—	—
Recognition of right of use assets and related lease liabilities	—	57,938	537,344

In December 2023, the Company declared a regular monthly distribution per share of $0.2500 that was paid in cash. This distribution was paid in January 2024. In December 2022, the Company declared a regular monthly distribution per share of $0.2708 that was paid in cash. This distribution was paid in January 2023. In December 2021, the Company declared a regular monthly distribution per share of $0.3108 that was paid in cash and a special distribution per share of $2.4392 that was paid entirely in stock. These distributions were paid in January 2022.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows.

	Year Ended					
	2023		**2022**		**2021**	
Cash and cash equivalents	$	**221,823**	$	203,273	$	251,417
Restricted cash		**113,696**		180,781		85,567
Total cash, cash equivalents, and restricted cash	$	**335,519**	$	384,054	$	336,984

The accompanying notes are an integral part of these consolidated financial statements.

SL Green Realty Corp. and SL Green Operating Partnership, L.P.
Notes to Consolidated Financial Statements
December 31, 2023

1. Organization and Basis of Presentation

SL Green Realty Corp., which is referred to as the Company or SL Green, a Maryland corporation, and SL Green Operating Partnership, L.P., which is referred to as SLGOP or the Operating Partnership, a Delaware limited partnership, were formed in June 1997 for the purpose of combining the commercial real estate business of S.L. Green Properties, Inc. and its affiliated partnerships and entities. The Operating Partnership received a contribution of interest in the real estate properties, as well as 95% of the economic interest in the management, leasing and construction companies which are referred to as S.L. Green Management Corp, or the Service Corporation. All of the management, leasing and construction services that are provided to the properties that are wholly-owned by us and that are provided to certain joint ventures are conducted through SL Green Management LLC and S.L. Green Management Corp., respectively, which are 100% owned by the Operating Partnership. The Company has qualified, and expects to qualify in the current fiscal year, as a real estate investment trust, or REIT, under the Internal Revenue Code of 1986, as amended, or the Code, and operates as a self-administered, self-managed REIT. A REIT is a legal entity that holds real estate interests and, through payments of dividends to stockholders, is permitted to minimize the payment of Federal income taxes at the corporate level. Unless the context requires otherwise, all references to "we," "our" and "us" means the Company and all entities owned or controlled by the Company, including the Operating Partnership.

Substantially all of our assets are held by, and all of our operations are conducted through, the Operating Partnership. The Company is the sole managing general partner of the Operating Partnership. As of December 31, 2023, noncontrolling investors held, in the aggregate, a 5.75% limited partnership interest in the Operating Partnership. We refer to these interests as the noncontrolling interests in the Operating Partnership. The Operating Partnership is considered a variable interest entity, or VIE, in which we are the primary beneficiary. See Note 11, "Noncontrolling Interests on the Company's Consolidated Financial Statements."

On December 31, 2023, we owned the following interests in properties in the New York metropolitan area, primarily in midtown Manhattan. Our investments located outside of Manhattan are referred to as the Suburban properties:

Location	Property Type	Consolidated		Unconsolidated		Total		Weighted Average Leased Occupancy[1] (unaudited)
		Number of Buildings	Approximate Square Feet (unaudited)	Number of Buildings	Approximate Square Feet (unaudited)	Number of Buildings	Approximate Square Feet (unaudited)	
Commercial:								
Manhattan	Office	13 [2]	8,399,141	12	15,412,174	25 [2]	23,811,315 [2]	89.4 %
	Retail	3 [2]	40,536	7	281,796	10 [2]	322,332 [2]	91.2 %
	Development/ Redevelopment	3 [3]	1,443,771	3	2,893,357	6 [2]	4,337,128 [2]	N/A
		19	9,883,448	22	18,587,327	41	28,470,775	89.5 %
Suburban	Office	7	862,800	—	—	7	862,800	77.1 %
	Total commercial properties	26	10,746,248	22	18,587,327	48	29,333,575	89.0 %
Residential:								
Manhattan	Residential	1 [3]	140,382	1	221,884	2	362,266	99.0 %
	Total portfolio	27	10,886,630	23	18,809,211	50	29,695,841	89.2 %

(1) The weighted average leased occupancy for commercial properties represents the total leased square footage divided by the total square footage at acquisition. The weighted average leased for residential properties represents the total leased units divided by the total available units. Properties under construction are not included in the calculation of weighted average leased occupancy.

(2) Includes assets within the Company's alternative strategy portfolio. Within that portfolio, office includes one building totaling 2,048,725 square feet, retail includes eight buildings totaling 286,738 square feet, and development/redevelopment includes two buildings totaling 1,496,931 square feet.

(3) As of December 31, 2023, we owned a building at 7 Dey Street / 185 Broadway that was comprised of approximately 140,382 square feet (unaudited) of residential space and approximately 50,206 square feet (unaudited) of office and retail space that is under development. For the purpose of this report, we have included this building in the number of residential properties we own. However, we have included only the residential square footage in the residential approximate square footage, and have listed the balance of the square footage as development square footage.

As of December 31, 2023, we also managed one office building and one retail building owned by a third party encompassing approximately 0.4 million square feet (unaudited), and held debt and preferred equity investments with a book value of $346.7 million, excluding debt and preferred equity investments and other financing receivables totaling $7.9 million that are included in balance sheet line items other than the Debt and preferred equity investments line item.

Partnership Agreement

In accordance with the partnership agreement of the Operating Partnership, or the Operating Partnership Agreement, we allocate all distributions and profits and losses in proportion to the percentage of ownership interests of the respective partners, subject to the priority distributions with respect to preferred units and special provisions that apply to Long Term Incentive Plan ("LTIP") Units. As the managing general partner of the Operating Partnership, we are required to take such reasonable efforts, as determined by us in our sole discretion, to cause the Operating Partnership to distribute sufficient amounts to enable the payment of sufficient dividends by us to minimize any Federal income or excise tax at the Company level. Under the Operating Partnership Agreement, each limited partner has the right to redeem units of limited partnership interests for cash, or if we so elect, shares of SL Green's common stock on a one-for-one basis.

Subsequent Events

In January 2024, the Company closed on the acquisition of interests in the joint venture that owns the leasehold interest at 2 Herald for no consideration, which increases the Company's interest in the joint venture to 95.0%. In addition, the joint venture entered into an agreement to satisfy the existing $182.5 million mortgage on the property for a net payment of $7.0 million, which closed in February 2024. See Note 6, "Investments in Unconsolidated Joint Ventures."

In January 2024, together with its joint venture partner, the Company closed on the sale of the retail condominium at 717 Fifth Avenue for a total consideration of $963.0 million. See Note 6, "Investments in Unconsolidated Joint Ventures."

2. Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include our accounts and those of our subsidiaries, which are wholly-owned or controlled by us. Entities which we do not control through our voting interest and entities which are variable interest entities, but where we are not the primary beneficiary, are accounted for under the equity method. See Note 5, "Debt and Preferred Equity Investments" and Note 6, "Investments in Unconsolidated Joint Ventures." All significant intercompany balances and transactions have been eliminated.

We consolidate a VIE in which we are considered the primary beneficiary. The primary beneficiary is the entity that has (i) the power to direct the activities that most significantly impact the entity's economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could be significant to the VIE.

A noncontrolling interest in a consolidated subsidiary is defined as the portion of the equity (net assets) in a subsidiary not attributable, directly or indirectly, to us. Noncontrolling interests are required to be presented as a separate component of equity in the consolidated balance sheet and the presentation of net income is modified to present earnings and other comprehensive income (loss) attributed to controlling and noncontrolling interests.

We assess the accounting treatment for each joint venture and debt and preferred equity investment. This assessment includes a review of each joint venture or limited liability company agreement to determine the rights provided to each party and whether those rights are protective or participating. For all VIEs, we review such agreements in order to determine which party has the power to direct the activities that most significantly impact the entity's economic performance. In situations where we and our partner approve, among other things, the annual budget, receive a detailed monthly reporting package, meet on a quarterly basis to review the results of the joint venture, review and approve the joint venture's tax return before filing, and approve all leases that cover more than a nominal amount of space relative to the total rentable space at each property, we do not consolidate the joint venture as we consider these to be substantive participation rights that result in shared power of the activities that most significantly impact the performance of the joint venture. Our joint venture agreements typically contain certain protective rights such as requiring partner approval to sell, finance or refinance the property and the payment of capital expenditures and operating expenditures outside of the approved budget or operating plan.

Investment in Commercial Real Estate Properties

Real estate properties are presented at cost less accumulated depreciation and amortization. Costs directly related to the development or redevelopment of properties are capitalized. Ordinary repairs and maintenance are expensed as incurred; major replacements and betterments, which improve or extend the life of the asset, are capitalized and depreciated over their estimated useful lives.

We recognize the assets acquired, liabilities assumed (including contingencies) and any noncontrolling interests in an acquired entity at their respective fair values on the acquisition date. When we acquire our partner's equity interest in an existing unconsolidated joint venture and gain control over the investment, we record the consolidated investment at fair value. The difference between the book value of our equity investment on the purchase date and our share of the fair value of the investment's purchase price is recorded as a purchase price fair value adjustment in our consolidated statements of operations. See Note 3, "Property Acquisitions."

We allocate the purchase price of real estate to land and building (inclusive of tenant improvements) and, if determined to be material, intangibles, such as the value of above- and below-market leases and origination costs associated with the in-place leases. We depreciate the amount allocated to building (inclusive of tenant improvements) over their estimated useful lives, which generally range from 3 years to 40 years. We amortize the amount allocated to the above- and below-market leases over the remaining term of the associated lease, which generally range from 1 year to 15 years, and record it as either an increase (in the case of below-market leases) or a decrease (in the case of above-market leases) to rental income. We amortize the amount allocated to the values associated with in-place leases over the expected term of the associated lease, which generally ranges from 1 year to 15 years. If a tenant vacates its space prior to the contractual termination of the lease and no rental payments are being made on the lease, any unamortized balance of the related intangible will be written off. The tenant improvements and origination costs are amortized as an expense over the remaining life of the lease (or charged against earnings if the lease is terminated prior to its contractual expiration date). We assess fair value of the leases based on estimated cash flow projections that utilize appropriate discount rates and available market information. Estimates of future cash flows are based on a number of factors including the historical operating results, known trends, and market/economic conditions that may affect the property. To the extent acquired leases contain fixed rate renewal options that are below-market and determined to be material, we amortize such below-market lease value into rental income over the renewal period. As of December 31, 2023, the weighted average amortization period for above-market leases, below-market leases, and in-place lease costs is 4.7 years, 8.1 years, and 3.1 years, respectively.

The Company classifies those leases under which the Company is the lessee at lease commencement as finance or operating leases. Leases qualify as finance leases if the lease transfers ownership of the asset at the end of the lease term, the lease grants an option to purchase the asset that we are reasonably certain to exercise, the lease term is for a major part of the remaining economic life of the asset, or the present value of the lease payments exceeds substantially all of the fair value of the asset. Leases that do not qualify as finance leases are deemed to be operating leases. At lease commencement the Company records a lease liability which is measured as the present value of the lease payments and a right of use asset which is measured as the amount of the lease liability and any initial direct costs incurred. The Company applies a discount rate to determine the present value of the lease payments. If the rate implicit in the lease is known, the Company uses that rate. If the rate implicit in the lease is not known, the Company uses a discount rate reflective of the Company's collateralized borrowing rate given the term of the lease. To determine the discount rate, the Company employs a third party specialist to develop an analysis based primarily on the observable borrowing rates of the Company, other REITs, and other corporate borrowers with long-term borrowings. On the consolidated statements of operations, operating leases are expensed through operating lease rent while financing leases are expensed through amortization and interest expense. When applicable, the Company combines the consideration for lease and non-lease components in the calculation of the value of the lease obligation and right-of-use asset.

We incur a variety of costs in the development and leasing of our properties. After the determination is made to capitalize a cost, it is allocated to the specific component of a project that is benefited. Determination of when a development project is substantially complete and capitalization must cease involves a degree of judgment. The costs of land and building under development include specifically identifiable costs. The capitalized costs include, but are not limited to, pre-construction costs essential to the development of the property, development costs, construction costs, interest costs, real estate taxes, salaries and related costs and other costs incurred during the period of development. We consider a construction project as substantially completed and held available for occupancy upon the completion of tenant improvements, but no later than one year after major construction activity ceases. We cease capitalization on the portions substantially completed and occupied or held available for occupancy, and capitalize only those costs associated with the portions under construction.

Properties other than Right of use assets - operating leases are depreciated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Category	Term
Building (fee ownership)	40 years
Building improvements	shorter of remaining life of the building or useful life
Building (leasehold interest)	lesser of 40 years or remaining term of the lease
Right of use assets - financing leases	lesser of 40 years or remaining lease term
Furniture and fixtures	4 to 7 years
Tenant improvements	shorter of remaining term of the lease or useful life

Right of use assets - operating leases are amortized over the remaining lease term. The amortization is made up of the principal amortization under the lease liability plus or minus the straight-line adjustment of the operating lease rent under ASC 842.

Depreciation expense (including amortization of right of use assets - financing leases) totaled $221.0 million, $190.1 million, and $187.3 million for the years ended December 31, 2023, 2022 and 2021, respectively.

On a periodic basis, we assess whether there are any indications that the value of our real estate consolidated properties may be impaired or that their carrying value may not be recoverable. A consolidated property's value is considered impaired if management's estimate of the aggregate future cash flows (undiscounted) to be generated by the property is less than the carrying value of the property. To the extent impairment has occurred, the loss will be measured as the excess of the carrying amount of the property over the fair value of the property as calculated in accordance with Accounting Standards Codification, or ASC 820. We also evaluate our real estate consolidated properties for impairment when a property has been classified as held for sale. Real estate assets held for sale are valued at the lower of their carrying value or fair value less costs to sell and depreciation expense is no longer recorded.

In April 2023, the ground rent appraisal proceeding concluded for our wholly-owned leasehold interest at 625 Madison Avenue. As a result of that proceeding, the ground rent was reset from the previous rent of $4.61 million per annum to a new rent of $20.25 million per annum, effective as of July 1, 2022. Following a strategic review of the property that addressed a range of relevant considerations, including the increase in ground rent to an amount substantially above what the Company believed was appropriate, the Company recorded a $249.5 million charge to write down the carrying value of its investment in the leasehold interest to zero for the year ended December 31, 2023, which is included in Depreciable real estate reserves and impairments in the consolidated statement of operations.

For the years ended December 31, 2023 and 2022, we recognized $14.2 million and $5.7 million, respectively, of rental revenue for the amortization of aggregate below-market leases in excess of above-market leases resulting from the allocation of the purchase price of the applicable properties. For the year ended December 31, 2021, we recognized a reduction of rental revenue of ($4.2 million) for the amortization of aggregate above-market leases in excess of below-market leases.

The following summarizes our identified intangible assets (acquired above-market leases and in-place leases) and intangible liabilities (acquired below-market leases) as of December 31, 2023 and 2022 (in thousands):

	December 31, 2023	December 31, 2022
Identified intangible assets (included in other assets):		
Gross amount	$ 189,680	$ 403,552
Accumulated amortization	(184,902)	(190,066)
Net	$ 4,778	$ 213,486
Identified intangible liabilities (included in deferred revenue):		
Gross amount	$ 205,394	$ 361,338
Accumulated amortization	(202,089)	(212,191)
Net	$ 3,305	$ 149,147

The estimated annual amortization of acquired above-market leases, net of acquired (below-market) leases (a component of rental revenue), for each of the five succeeding years is as follows (in thousands):

2024	$	36
2025		234
2026		205
2027		184
2028		70

The estimated annual amortization of all other identifiable assets (a component of depreciation and amortization expense) including tenant improvements for each of the five succeeding years is as follows (in thousands):

2024	$	1,096
2025		728
2026		551
2027		312
2028		158

Cash and Cash Equivalents

We consider all highly liquid investments with maturity of three months or less when purchased to be cash equivalents.

Restricted Cash

Restricted cash primarily consists of security deposits held on behalf of our tenants, interest reserves, as well as capital improvement and real estate tax escrows required under certain loan agreements.

Fair Value Measurements

See Note 16, "Fair Value Measurements."

Investment in Marketable Securities

At acquisition, we designate a debt security as held-to-maturity, available-for-sale, or trading. As of December 31, 2023, we did not have any debt securities designated as held-to-maturity or trading. We account for our available-for-sale securities at fair value pursuant to ASC 820-10, with the net unrealized gains or losses reported as a component of accumulated other comprehensive income or loss. The cost of marketable securities sold and the amount reclassified out of accumulated other comprehensive income into earnings is determined using the specific identification method. Credit losses are recognized in accordance with ASC 326. We account for our equity marketable securities at fair value pursuant to ASC 820-10, with the net unrealized gains or losses reported in net income.

As of December 31, 2023 and 2022, we held the following marketable securities (in thousands):

	December 31, 2023	December 31, 2022
Commercial mortgage-backed securities	$ 9,591	$ 11,240
Total investment in marketable securities	$ 9,591	$ 11,240

The cost basis of the commercial mortgage-backed securities was $11.5 million as of December 31, 2023 and 2022. These securities mature at various times through 2030. All securities were in an unrealized loss position as of December 31, 2023 and 2022 with an unrealized loss of $1.9 million and fair market value of $9.6 million as of December 31, 2023, and an unrealized loss of $0.3 million and a fair market value of $11.2 million as of December 31, 2022. The securities were in a continuous unrealized loss position for more than 12 months as of December 31, 2023 and less than 12 months as of December 31, 2022. We do not intend to sell our other securities, and it is more likely than not that we will not be required to sell the investment before the recovery of their amortized cost basis.

During the year ended December 31, 2023, we did not dispose of any debt marketable securities. During the year ended December 31, 2022, we received aggregate net proceeds of $7.8 million from the sale of one debt marketable security and $3.7 million from the repayment of one debt marketable security. During the year ended December 31, 2021, we received aggregate net proceeds of $4.5 million from the repayment of one debt marketable security.

We held no equity marketable securities as of December 31, 2023 and 2022 as we sold the one equity marketable security that was held as of December 31, 2021 during the year ended December 31, 2022, for which we received aggregate net proceeds of $4.2 million. We did not dispose of any equity marketable securities during the year ended December 31, 2021. We recognized $6.5 million of realized losses and $0.6 million of unrealized gains for the years ended December 31, 2022 and 2021, respectively.

Investments in Unconsolidated Joint Ventures

We account for our investments in unconsolidated joint ventures under the equity method of accounting in cases where we exercise significant influence over, but do not control, these entities and are not considered to be the primary beneficiary. We consolidate those joint ventures that we control or which are variable interest entities (each, a "VIE") and where we are considered to be the primary beneficiary. In all these joint ventures, the rights of the joint venture partner are both protective as well as participating. Unless we are determined to be the primary beneficiary in a VIE, these participating rights preclude us from consolidating these VIE entities. These investments are recorded initially at cost, as investments in unconsolidated joint ventures, and subsequently adjusted for equity in net income (loss) and cash contributions and distributions. Equity in net income (loss) from unconsolidated joint ventures is allocated based on our ownership or economic interest in each joint venture and includes adjustments related to basis differences in accounting for the investment. When a capital event (as defined in each joint venture agreement) such as a refinancing occurs, if return thresholds are met, future equity income will be allocated at our increased economic interest. We recognize incentive income from unconsolidated real estate joint ventures as income to the extent it is earned and not subject to a clawback feature. Distributions we receive from unconsolidated real estate joint ventures in excess of our basis in the investment are recorded as offsets to our investment balance if we remain liable for future obligations of the joint venture or may otherwise be committed to provide future additional financial support. We generally finance our joint ventures with non-recourse debt. In certain cases we may provide guarantees or master leases, which terminate upon the satisfaction of specified circumstances or repayment of the underlying loans.

We assess our investments in unconsolidated joint ventures for recoverability, and if it is determined that a loss in value of the investment is other than temporary, we write down the investment to its fair value. We evaluate our equity investments for impairment based on each joint ventures' actual and projected cash flows. Aside from charges noted in Note 6, "Investment in Unconsolidated Joint Ventures," we do not believe that the values of any of our equity investments were impaired at December 31, 2023.

We may originate loans for real estate acquisition, development and construction ("ADC loans"), where we expect to receive some of the residual profit from such projects. When the risk and rewards of these arrangements are essentially the same as an investor or joint venture partner, we account for these arrangements as real estate investments under the equity method of accounting for investments. Otherwise, we account for these arrangements consistent with the accounting for our debt and preferred equity investments.

Deferred Lease Costs

Deferred lease costs consist of incremental fees and direct costs that would not have been incurred if the lease had not been obtained and are amortized on a straight-line basis over the related lease term. Certain of our employees provide leasing services to the wholly-owned properties. For the years ended December 31, 2023, 2022 and 2021, $6.8 million, $6.6 million, and $6.2 million of their compensation, respectively, was capitalized and is amortized over an estimated average lease term of seven years.

Deferred Financing Costs

Deferred financing costs represent commitment fees, legal, title and other third party costs associated with obtaining commitments for financing which result in a closing of such financing. These costs are amortized over the terms of the respective agreements. Unamortized deferred financing costs are expensed when the associated debt is refinanced or repaid before maturity. Costs incurred in seeking financing transactions, which do not close, are expensed in the period in which it is determined that the financing will not close. Deferred financing costs related to a recognized debt liability are presented in the consolidated balance sheet as a direct deduction from the carrying amount of that debt liability.

Lease Classification

Lease classification for leases under which the Company is the lessor is evaluated at lease commencement and leases not classified as sales-type leases or direct financing leases are classified as operating leases. Leases qualify as sales-type leases if the contract includes either transfer of ownership clauses, certain purchase options, a lease term representing a major part of the economic life of the asset, or the present value of the lease payments and residual guarantees provided by the lessee exceeds substantially all of the fair value of the asset. Additionally, leasing an asset so specialized that it is not deemed to have any value to the Company at the end of the lease term may also result in classification as a sales-type lease. Leases qualify as direct financing leases when the present value of the lease payments and residual value guarantees provided by the lessee and unrelated third parties exceeds substantially all of the fair value of the asset and collection of the payments is probable.

Revenue Recognition

Rental revenue for operating leases is recognized on a straight-line basis over the term of the lease. Rental revenue recognition commences when the leased space is available for its intended use by the lessee.

To determine whether the leased space is available for its intended use by the lessee, management evaluates whether we or the tenant are the owner of tenant improvements for accounting purposes. When management concludes that we are the owner of tenant improvements, rental revenue recognition begins when the tenant takes possession of the finished space, which is when such tenant improvements are substantially complete. In certain instances, when management concludes that we are not the owner of tenant improvements, rental revenue recognition begins when the tenant takes possession of or controls the space.

The excess of rents recognized over amounts contractually due pursuant to the underlying leases are included in deferred rents receivable on the consolidated balance sheets.

In addition to base rent, our tenants also generally will pay variable rent which represents their pro rata share of increases in real estate taxes and certain operating expenses for the building over a base year. In some leases, in lieu of paying additional rent based upon increases in certain building operating expenses, the tenant will pay additional rent based upon increases in the wage rate paid to porters over the porters' wage rate in effect during a base year or increases in the consumer price index over the index value in effect during a base year. In addition, many of our leases contain fixed percentage increases over the base rent to cover escalations. Electricity is most often supplied by the landlord either on a sub-metered basis, or rent inclusion basis (i.e., a fixed fee is included in the rent for electricity, which amount may increase based upon increases in electricity rates or increases in electrical usage by the tenant). Base building services other than electricity (such as heat, air conditioning and freight elevator service during business hours, and base building cleaning) are typically provided at no additional cost, with the tenant paying additional rent only for services which exceed base building services or for services which are provided outside normal business hours. These escalations are based on actual expenses incurred in the prior calendar year. If the expenses in the current year are different from those in the prior year, then during the current year, the escalations will be adjusted to reflect the actual expenses for the current year.

Rental revenue is recognized if collectability is probable. If collectability of substantially all of the lease payments is assessed as not probable, any difference between the rental revenue recognized to date and the lease payments that have been collected is recognized as a current-period adjustment to rental revenue. A subsequent change in the assessment of collectability to probable may result in a current-period adjustment to rental revenue for any difference between the rental revenue that would have been recognized if collectability had always been assessed as probable and the rental revenue recognized to date.

The Company provides its tenants with certain customary services for lease contracts such as common area maintenance and general security. We have elected to combine the non-lease components with the lease components of our operating lease agreements and account for them as a single lease component in accordance with ASC 842.

We record a gain or loss on sale of real estate assets when we no longer have a controlling financial interest in the entity owning the real estate, a contract exists with a third party and that third party has control of the assets acquired.

Investment income on debt and preferred equity investments is accrued based on the contractual terms of the instruments and when it is deemed collectible. Some debt and preferred equity investments provide for accrual of interest at specified rates, which differ from current payment terms. Interest is recognized on such loans at the accrual rate subject to management's determination that accrued interest is collectible. If management cannot make this determination, interest income above the current pay rate is recognized only upon actual receipt.

Deferred origination fees, original issue discounts and loan origination costs, if any, are recognized as an adjustment to interest income over the terms of the related investments using the effective interest method. Fees received in connection with loan commitments are also deferred until the loan is funded and are then recognized over the term of the loan as an adjustment to yield. Discounts or premiums associated with the purchase of loans are amortized or accreted into interest income as a yield adjustment on the effective interest method based on expected cash flows through the expected maturity date of the related investment. If we purchase a debt or preferred equity investment at a discount, intend to hold it until maturity and expect to recover the full value of the investment, we accrete the discount into income as an adjustment to yield over the term of the investment. If we purchase a debt or preferred equity investment at a discount with the intention of foreclosing on the collateral, we do not accrete the discount. For debt investments acquired at a discount for credit quality, the difference between contractual cash flows and expected cash flows at acquisition is not accreted. Anticipated exit fees, the collection of which is expected, are also recognized over the term of the loan as an adjustment to yield.

We consider a debt and preferred equity investment to be past due when amounts contractually due have not been paid. Debt and preferred equity investments are placed on a non-accrual status at the earlier of the date at which payments become 90 days past due or when, in the opinion of management, a full recovery of interest income becomes doubtful. Interest income recognition is resumed on any debt or preferred equity investment that is on non-accrual status when such debt or preferred equity investment becomes contractually current and performance is demonstrated to be resumed.

We may syndicate a portion of the loans that we originate or sell the loans individually. When a transaction meets the criteria for sale accounting, we recognize gain or loss based on the difference between the sales price and the carrying value of the loan sold. Any related unamortized deferred origination fees, original issue discounts, loan origination costs, discounts or premiums at the time of sale are recognized as an adjustment to the gain or loss on sale, which is included in investment income on the consolidated statement of operations. Any fees received at the time of sale or syndication are recognized as part of investment income.

Asset management fees are recognized on a straight-line basis over the term of the asset management agreement.

Revenues from the sale of SUMMIT tickets are recognized upon admission or ticket expirations. Deferred revenue related to unused and unexpired tickets as of December 31, 2023 and 2022 was $2.6 million and $2.0 million, respectively, and is included in Deferred revenue on the consolidated balance sheets.

Debt and Preferred Equity Investments

Debt and preferred equity investments are presented at the net amount expected to be collected in accordance with ASC 326. An allowance for loan losses is deducted from the amortized cost basis of the financial assets to present the net carrying value at the amount expected to be collected through the expected maturity date of such investments. The expense for loan loss and other investment reserves is the charge to earnings to adjust the allowance for loan losses to the appropriate level. Amounts are written off from the allowance when we de-recognize the related investment either as a result of a sale of the investment or acquisition of equity interests in the collateral.

The Company evaluates the amount expected to be collected based on current market and economic conditions, historical loss information, and reasonable and supportable forecasts. The Company's assumptions are derived from both internal data and external data which may include, among others, governmental economic projections for the New York City Metropolitan area, public data on recent transactions and filings for securitized debt instruments. This information is aggregated by asset class and adjusted for duration. Based on these inputs, loans are evaluated at the individual asset level. In certain instances, we may also use a probability-weighted model that considers the likelihood of multiple outcomes and the amount expected to be collected for each outcome.

The evaluation of the possible credit deterioration associated with the performance and/or value of the underlying collateral property as well as the financial and operating capability of the borrower/sponsor requires significant judgment, which include both asset level and market assumptions over the relevant time period.

In addition, quarterly, the Company assigns each loan a risk rating. Based on a 3-point scale, loans are rated "1" through "3," from lower risk to higher risk, which ratings are defined as follows: 1 - Low Risk Assets - Low probability of loss, 2 - Watch List Assets - Higher potential for loss, 3 - High Risk Assets - Loss more likely than not. Loans with risk ratings of 2 or above are evaluated to determine whether the expected risk of loss is appropriately captured through the combination of our expectations of current conditions, historical loss information and supportable forecasts described above or whether risk characteristics specific to the loan warrant the use of a probability-weighted model.

Financing investments that are classified as held for sale are carried at the expected amount to be collected or fair market value using available market information obtained through consultation with dealers or other originators of such investments as well as discounted cash flow models based on Level 3 data pursuant to ASC 820-10. As circumstances change, management may conclude not to sell an investment designated as held for sale. In such situations, the investment will be reclassified at its expected amount to be collected.

Other financing receivables that are included in balance sheet line items other than the Debt and preferred equity investments line are also measured at the net amount expected to be collected.

Accrued interest receivable amounts related to these debt and preferred equity investment and other financing receivables are recorded at the net amount expected to be collected within Other assets in the consolidated balance sheets. Accrued interest receivables that are written off are recognized as an expense in loan loss and other investment reserves.

Rent Expense

Rent expense is recognized on a straight-line basis over the initial term of the lease. The excess of the rent expense recognized over the amounts contractually due pursuant to the underlying lease is included in the lease liability - operating leases on the consolidated balance sheets.

Underwriting Commissions and Costs

Underwriting commissions and costs incurred in connection with our stock offerings are reflected as a reduction of additional paid-in-capital.

Transaction Costs

Transaction costs for real estate asset acquisitions are capitalized to the investment basis, which is then subject to a purchase price allocation based on relative fair value. Transaction costs for business combinations or costs incurred on potential transactions that are not consummated are expensed as incurred.

Income Taxes

SL Green is taxed as a REIT under Section 856(c) of the Code. As a REIT, SL Green generally is not subject to Federal income tax. To maintain its qualification as a REIT, SL Green must distribute at least 90% of its REIT taxable income to its stockholders and meet certain other requirements. If SL Green fails to qualify as a REIT in any taxable year, SL Green will be subject to Federal income tax on its taxable income at regular corporate rates. SL Green may also be subject to certain state, local and franchise taxes. Under certain circumstances, Federal income and excise taxes may be due on its undistributed taxable income.

The Operating Partnership is a partnership and, as a result, all income and losses of the partnership are allocated to the partners for inclusion in their respective income tax returns. The only provision for income taxes included in the consolidated statements of operations relates to the Operating Partnership's consolidated taxable REIT subsidiaries. The Operating Partnership may also be subject to certain state, local and franchise taxes.

We have elected, and may elect in the future, to treat certain of our corporate subsidiaries as taxable REIT subsidiaries, or TRSs. In general, TRSs may perform non-customary services for the tenants of the Company, hold assets that we cannot hold directly and generally may engage in any real estate or non-real estate related business. The TRSs generate income, resulting in Federal, state and local corporate tax liability for these entities. SUMMIT is held in a TRS and pays Federal, state and local taxes. During the years ended December 31, 2023, 2022 and 2021, we recorded Federal, state and local tax expense for SUMMIT of $9.2 million, $2.6 million, and $1.0 million, respectively.

During the years ended December 31, 2023, 2022 and 2021, we recorded Federal, state and local tax provisions of $8.2 million, $3.7 million, and $2.8 million, respectively. For the year ended December 31, 2023, the Company paid distributions on its common stock of $3.25 per share which represented $0.00 per share of ordinary income and $3.25 per share of capital gains. For the year ended December 31, 2022, the Company paid distributions on its common stock of $6.17 per share which represented $2.56 per share of ordinary income, and $1.17 per share of capital gains. For the year ended December 31, 2021, the Company paid distributions on its common stock of $8.09 per share which represented $0.50 per share of ordinary income and $5.92 per share of capital gains.

We follow a two-step approach for evaluating uncertain tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) determines the amount of benefit that is more-likely-than-not to be realized upon settlement. Derecognition of a tax position that was previously recognized would occur when a company subsequently determines that a tax position no longer meets the more-likely-than-not threshold of being sustained. The use of a valuation allowance as a substitute for derecognition of tax positions is prohibited.

Stock Based Employee Compensation Plans

We have a stock-based employee compensation plan, described more fully in Note 14, "Share-based Compensation."

For share-based awards with a performance or market measure, we recognize compensation cost over the requisite service period, using the accelerated attribution expense method. The requisite service period begins on the date the compensation committee of our Board of Directors authorizes the award, adopts any relevant performance measures and communicates the award to the employees. For programs with awards that vest based on the achievement of a performance condition or market condition, we determine whether it is probable that the performance condition will be met, and estimate compensation cost based on the fair value of the award at the applicable award date estimated using a binomial model or market quotes. For share-based awards for which there is no pre-established performance measure, we recognize compensation cost over the service vesting period, which represents the requisite service period, on a straight-line basis. In accordance with the provisions of our share-based incentive compensation plans, we accept the return of shares of the Company's common stock, at the current quoted market price, from certain key employees to satisfy minimum statutory tax-withholding requirements related to shares that vested during the period.

Awards can also be made in the form of a separate series of units of limited partnership interest in the Operating Partnership called long-term incentive plan units, or LTIP units. LTIP units, which can be granted either as free-standing awards or in tandem with other awards under our stock incentive plan, are valued by reference to the value of the Company's common stock at the time of grant and are subject to such conditions and restrictions as the compensation committee of the Company's board of directors may determine, including continued employment or service, computation of financial metrics and/or achievement of pre-established performance goals and objectives.

The Company's stock options are recorded at fair value at the time of issuance. Fair value of the stock options is determined using the Black-Scholes option pricing model. The Black-Scholes model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because our plan has characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in our opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the employee stock options.

Compensation cost for stock options, if any, is recognized over the vesting period of the award. Our policy is to grant options with an exercise price equal to the quoted closing market price of the Company's common stock on either the grant date or the date immediately preceding the grant date. Awards of stock or restricted stock are expensed as compensation over the benefit period based on the fair value of the stock on the grant date.

Derivative Instruments

In the normal course of business, we use a variety of commonly used derivative instruments, including, but not limited to, interest rate swaps, caps, collars and floors, to manage interest rate risk. Effectiveness is essential for those derivatives that we intend to qualify for hedge accounting. Some derivative instruments are associated with an anticipated transaction. In those cases, hedge effectiveness criteria also require that it be probable that the underlying transaction occurs. Instruments that meet these hedging criteria are formally designated as hedges at the inception of the derivative contract.

To determine the fair values of derivative instruments, we use a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. For the majority of financial instruments including most derivatives, long-term investments and long-term debt, standard market conventions and techniques such as discounted cash flow analysis, option pricing models, replacement cost, and termination cost are used to determine fair value. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.

In the normal course of business, we are exposed to the effect of interest rate changes and limit these risks by following established risk management policies and procedures including the use of derivatives. To address exposure to interest rates, derivatives are used primarily to fix the rate on debt based on floating-rate indices and manage the cost of borrowing obligations.

We use a variety of conventional derivative products. These derivatives include, but are not limited to, interest rate swaps, caps, collars and floors. We expressly prohibit the use of unconventional derivative instruments and using derivative instruments for trading or speculative purposes. Further, we have a policy of only entering into contracts with major financial institutions based upon their credit ratings and other factors.

We may employ swaps, forwards or purchased options to hedge qualifying forecasted transactions. Gains and losses related to these transactions are deferred and recognized in net income as interest expense in the same period or periods that the underlying transaction occurs, expires or is otherwise terminated.

Hedges that are reported at fair value and presented on the balance sheet could be characterized as cash flow hedges or fair value hedges. Interest rate caps and collars are examples of cash flow hedges. Cash flow hedges address the risk associated with future cash flows of interest payments. For all hedges held by us that meet the hedging objectives established by our corporate policy governing interest rate risk management, no net gains or losses were reported in earnings. The changes in fair value of derivative instruments designated as hedge instruments are reflected in accumulated other comprehensive income. For derivative instruments not designated as hedging instruments, the gain or loss, resulting from the change in the estimated fair value of the derivative instruments, is recognized in current earnings during the period of change.

Earnings per Share of the Company

The Company presents both basic and diluted earnings per share ("EPS") using the two-class method, which is an earnings allocation formula that determines EPS for common stock and any participating securities according to dividends declared (whether paid or unpaid). Under the two-class method, basic EPS is computed by dividing the income available to common stockholders by the weighted-average number of common stock shares outstanding for the period. Basic EPS includes participating securities, consisting of unvested restricted stock that receive nonforfeitable dividends similar to shares of common stock. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, where such exercise or conversion would result in a lower EPS amount. Diluted EPS also includes units of limited partnership interest. The dilutive effect of stock options is reflected in the weighted average diluted outstanding shares calculation by application of the treasury stock method.

Earnings per Unit of the Operating Partnership

The Operating Partnership presents both basic and diluted earnings per unit ("EPU") using the two-class method, which is an earnings allocation formula that determines EPU for common units and any participating securities according to dividends declared (whether paid or unpaid). Under the two-class method, basic EPU is computed by dividing the income available to common unitholders by the weighted-average number of common units outstanding for the period. Basic EPU includes participating securities, consisting of unvested restricted units that receive nonforfeitable dividends similar to shares of common units. Diluted EPU reflects the potential dilution that could occur if securities or other contracts to issue common units were exercised or converted into common units, where such exercise or conversion would result in a lower EPU amount. The dilutive effect of unit options is reflected in the weighted average diluted outstanding units calculation by application of the treasury stock method.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash investments, debt and preferred equity investments and accounts receivable. We place our cash investments with high quality financial institutions. The collateral securing our debt and preferred equity investments is located in New York City. See Note 5, "Debt and Preferred Equity Investments."

We perform initial and ongoing evaluations of the credit quality of our tenants and require most tenants to provide security deposits or letters of credit. Though these security deposits and letters of credit are insufficient to meet the total value of a tenant's lease obligation, they are a measure of good faith and a potential source of funds to offset the economic costs associated with lost revenue from that tenant and the costs associated with re-tenanting a space. The properties in our real estate portfolio are located in the New York metropolitan area, principally in Manhattan. Our tenants operate in various industries. Other than one tenant, Paramount Global (formerly ViacomCBS Inc.), which accounted for 5.9% of our share of annualized cash rent as of December 31, 2023, no other tenant in our portfolio accounted for more than 5.0% of our share of annualized cash rent, including our share of joint venture annualized cash rent, as of December 31, 2023.

For the years ended December 31, 2023, 2022, and 2021, the following properties contributed more than 5.0% of our annualized cash rent from office properties, including our share of annualized cash rent from joint venture office properties:

Property	2023	Property	2022	Property	2021
One Vanderbilt Avenue	16.0%	One Vanderbilt Avenue	14.1%	11 Madison Avenue	10.8%
11 Madison Avenue	8.3%	245 Park Avenue	10.0%	420 Lexington Avenue	8.3%
420 Lexington Avenue	6.7%	11 Madison Avenue	7.8%	1515 Broadway	8.1%
1515 Broadway	6.4%	420 Lexington Avenue	6.3%	1185 Avenue of the Americas	8.0%
1185 Avenue of the Americas	5.6%	1515 Broadway	5.8%	280 Park Avenue	6.7%
280 Park Avenue	5.5%	1185 Avenue of the Americas	5.1%	919 Third Avenue	5.3%
245 Park Avenue	5.5%	280 Park Avenue	5.1%	485 Lexington Avenue	5.3%
				555 West 57th Street	5.2%

As of December 31, 2023, 57.6% of our work force is covered by five collective bargaining agreements, and 1.3% of our work force is covered by collective bargaining agreements that expire before December 31, 2024. See Note 19, "Benefits Plans."

Reclassification

Certain prior year balances have been reclassified to conform to our current year presentation.

As of December 31, 2023, the SUMMIT meets the criteria of a reportable operating segment pursuant to the guidance in ASC 280. Accordingly, we reclassified SUMMIT Operator revenue, SUMMIT Operator expenses, and SUMMIT Operator tax expense to separate financial statement line items in our consolidated statements of operations. These items were previously presented on a net basis in Other income. Additionally, the depreciation and amortization of SUMMIT assets are included in Depreciation and amortization in our consolidated statements of operations. Prior period balances have been reclassified to conform to the current period presentation.

Accounting Standards Updates

In December 2023, the FASB issued ASU No. 2023-09 Income Taxes (Topic 740) - Improvements to Income Tax Disclosures. The objective of the amendments in ASU 2023-09 related to the rate reconciliation and income taxes paid disclosures are to improve transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the rate reconciliation, and income taxes paid disaggregated by jurisdiction. The amendment will require that public entities on an annual basis disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. Additionally, the amendment will require that all entities disclose on an annual basis the amount of taxes paid (net of refunds received) disaggregated by federal, state and foreign taxes as well as disaggregated by individual jurisdictions that meet a quantitative threshold. ASU 2023-09 is effective prospectively for annual periods beginning after December 15, 2024. Early adoption and retrospective application is permitted. We are currently evaluating the impact of the adoption of ASU 2023-09 on our consolidated financial statements, but do not believe the adoption of this standard will have a material impact on our consolidated financial statements.

In November 2023, the FASB issued ASU No. 2023-07 Segment Reporting (Topic 280) - Improvements to Reportable Segment Disclosures. ASU 2023-07 amends the reportable segment disclosure requirements to enhance disclosures about significant segment expenses. The objective of the amendment is to improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendment will require that a public entity disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker ("CODM") and included within each reported measure of segment profit or loss (collectively referred to as the "significant expense principle"). Additionally, the amendment will require an entity to disclose an amount for "other segment items" by reportable segment and a description of its composition as well as require annual disclosures about a reportable segment's profit or loss and assets currently required by Topic 280 in interim periods. Lastly, the amendment will require a public entity to disclose the title and position of the CODM and an explanation of how the CODM uses the reported measures of segment profit or loss in assessing segment performance and deciding to allocate resources. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted and should be applied retrospectively to all prior periods presented in the financial statements. We are currently evaluating the impact of the adoption of ASU 2023-07 on our consolidated financial statements, but do not believe the adoption of this standard will have a material impact on our consolidated financial statements.

In August 2023, the FASB issued ASU No. 2023-05 Business Combinations - Joint Venture Formations (Subtopic 805-60) Recognition and Initial Measurement. ASU 2023-05 addresses the accounting for contributions made to a joint venture, upon formation, in a joint venture's separate financial statements. The objectives of the amendments are to provide decision-useful information to investors and other allocators of capital in a joint venture's financial statements and reduce diversity in practice. The amendments require that a joint venture apply the following key adaptations from the business combinations guidance upon formation: (i) a joint venture is the formation of a new entity without an accounting acquirer, (ii) a joint venture measures its identifiable net assets and goodwill, if any, at the formation date, (iii) initial measurement of a joint venture's total net assets is equal to the fair value of 100 percent of the joint venture's equity, and (iv) a joint venture provides relevant disclosures. ASU 2023-05 is effective prospectively for all joint venture formations with a formation date on or after January 1, 2025, with early adoption permitted in any interim or annual period in which financial statements have not yet been issued, either prospectively or retrospectively. We are currently evaluating the impact of the adoption of ASU 2023-05 on our consolidated financial statements, but do not believe the adoption of this standard will have a material impact on our consolidated financial statements.

In March 2022, the FASB issued ASU No. 2022-02 Financial Instruments - Credit Losses (Topic 326) Troubled Debt Restructurings and Vintage Disclosures. ASU 2022-02 eliminates the troubled debt restructuring recognition and measurement guidance and, instead, requires that an entity evaluate whether the modification represents a new loan or a continuation of an existing loan. The amendments enhance existing disclosure requirements and introduce new requirements related to certain modifications of receivables made to borrowers experiencing financial difficulties. Additionally, ASU 2022-02 requires an entity to disclose current-period gross write-offs by year of origination for financing receivables and net investment in leases within the scope of Subtopic 326-20. Gross write-off information must be included in the vintage disclosures required for entities in accordance with Subtopic 326-20, which requires that an entity disclose the amortized cost basis of financing receivables by credit-quality indicator and class of financing receivable by year of origination. ASU 2022-02 is effective for reporting periods beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. The Company adopted this guidance on January 1, 2023 and it did not have a material impact on the Company's consolidated financial statements.

In July 2021, the FASB issued ASU No. 2021-05 Leases (Topic 842) Lessors - Certain Leases with Variable Lease Payments. ASU 2021-05 amends the lease classification requirements for lessors when classifying and accounting for a lease with variable lease payments that do not depend on a reference rate index or a rate. The update provides criteria, that if met, the lease would be classified and accounted for as an operating lease. ASU 2021-05 is effective for reporting periods beginning after December 15, 2021. The Company adopted this guidance on January 1, 2022 and it did not have a material impact on the Company's consolidated financial statements.

In August 2020, the FASB issued Accounting Standard Update, or "ASU," No. 2020-06 Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity's Own Equity (Subtopic 815-40). ASU 2020-06 simplifies the accounting for convertible instruments by reducing the number of accounting models for convertible debt instruments and convertible preferred stock, removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception and also simplifies the diluted earnings per share calculation in certain areas. ASU 2020-06 is effective for reporting periods beginning after December 15, 2021. The Company adopted this guidance on January 1, 2022 and it did not have a material impact on the Company's consolidated financial statements.

In March 2020, the FASB issued ASU No. 2020-04 Reference Rate Reform (Topic 848) Facilitation of the Effects of Reference Rate Reform on Financial Reporting and then in January 2021, the FASB issued ASU No. 2021-01. The amendments provide practical expedients for reference rate reform related activities that impact debt, leases, derivatives and other contracts. The guidance is optional and is effective between March 12, 2020 and December 31, 2024, which was extended from the original sunset date of December 31, 2022 when the FASB issued ASU No. 2022-06 in December 2022. The guidance may be elected over time as reference rate reform activities occur. During the first quarter of 2020, the Company elected to apply the hedge accounting expedients related to probability and the assessments of effectiveness for future LIBOR-indexed cash flows to assume that the index upon which future hedged transactions will be based matches the index on the corresponding derivatives. Application of these expedients preserves the presentation of derivatives consistent with past presentation. The impact of this guidance did not have a material impact on the Company's consolidated financial statements.

3. Property Acquisitions

2023 Acquisitions

During the year ended December 31, 2023, we did not acquire any properties from a third party.

2022 Acquisitions

The following table summarizes the properties acquired during the year ended December 31, 2022:

Property	Acquisition Date	Property Type	Approximate Square Feet	Gross Asset Valuation (in millions)
245 Park Avenue [1]	September 2022	Fee Interest	1,782,793	$ 1,960.0

(1) On October 31, 2021, HNA, through an affiliated entity, filed for Chapter 11 bankruptcy protection on account of its investment in 245 Park Avenue, together with another asset in Chicago. On July 8, 2022, certain of the debtors and affiliates of SL Green entered into a Plan Sponsorship and Investment Agreement (the "Plan"). Since the debtors did not receive any qualifying bids for the property and the Plan was confirmed, SL Green acquired full ownership and control of the property in September 2022, at which time our outstanding preferred equity and accrued interest balance were credited to our equity investment in the property. We recorded the assets acquired and liabilities assumed at fair value. See Note 16, "Fair Value Measurements."

2021 Acquisitions

The following table summarizes the properties acquired during the year ended December 31, 2021:

Property	Acquisition Date	Property Type	Approximate Square Feet	Gross Asset Valuation (in millions)
885 Third Avenue [1]	January 2021	Fee Interest	625,000	$ 387.9
461 Fifth Avenue [2]	June 2021	Fee Interest	200,000	28.0
1591-1597 Broadway	September 2021	Fee Interest	7,684	121.0
690 Madison Avenue [3]	September 2021	Fee Interest	7,848	72.2

(1) In January 2021, pursuant to the partnership documents of our 885 Third Avenue investment, certain participating rights of the common member expired. As a result, it was determined that this investment is a VIE in which we are the primary beneficiary, and the investment was consolidated in our financial statements. Upon consolidating the entity, the assets and liabilities of the entity were recorded at fair value. Prior to January 2021, the investment was accounted for under the equity method. See Note 6, "Investments in Unconsolidated Joint Ventures."

(2) In April 2021, the Company exercised its option to acquire the fee interest in the property from the ground lessor and the Company acquired the fee interest in June 2021. The Company held the leasehold interest in the property prior to exercising its option.

(3) In September 2021, the Company was the successful bidder for the fee interest in 690 Madison Avenue at the foreclosure of the asset. The property previously served as collateral for a debt and preferred equity investment. We recorded the assets acquired and liabilities assumed at fair value.

4. Properties Held for Sale and Property Dispositions

Properties Held for Sale

As of December 31, 2023 and 2022, no properties were classified as held for sale.

Property Dispositions

The following table summarizes the properties sold during the years ended December 31, 2023, 2022, and 2021:

Property	Disposition Date	Property Type	Unaudited Approximate Usable Square Feet	Sales Price [1] (in millions)	(Loss) Gain on Sale [2] (in millions)
245 Park Avenue [3]	June 2023	Fee Interest	1,782,793	$ 1,995.0	$ (28.3)
885 Third Avenue - Office Condominium Units [4]	December 2022	Fee / Leasehold Interest	414,317	300.4	(24.0)
609 Fifth Avenue	June 2022	Fee Interest	138,563	100.5	(80.2)
1591-1597 Broadway	May 2022	Fee Interest	7,684	121.0	(4.5)
1080 Amsterdam Avenue	April 2022	Leasehold Interest	85,250	42.7	17.9
707 Eleventh Avenue	February 2022	Fee Interest	159,720	95.0	(0.8)
110 East 42nd Street	December 2021	Fee Interest	215,400	117.1	3.6
590 Fifth Avenue	October 2021	Fee Interest	103,300	103.0	(3.2)
220 East 42nd Street [5]	July 2021	Fee Interest	1,135,000	783.5	175.1
635-641 Sixth Avenue	June 2021	Fee Interest	267,000	325.0	99.4
106 Spring Street [6]	March 2021	Fee Interest	5,928	35.0	(2.8)
133 Greene Street [6]	February 2021	Fee Interest	6,425	15.8	0.2
712 Madison Avenue [7]	January 2021	Fee Interest	6,600	43.0	(1.4)

(1) Sales price represents the gross sales price for a property or the gross asset valuation for interests in a property.

(2) The (losses) gains on sale are net of $11.3 million, $11.2 million, and $13.7 million of employee compensation accrued in connection with the realization of the investment dispositions during the years ended December 31, 2023, 2022, and 2021, respectively. Additionally, amounts do not include adjustments for expenses recorded in subsequent periods.

(3) In June 2023, the Company sold a 49.9% interest, which resulted in the Company no longer retaining a controlling interest in the entity, as defined in ASC 810, and deconsolidation of the 50.1% interest we retained. We recorded our retained investment at fair value which resulted in the recognition of a fair value adjustment of ($17.0 million) that is reflected in the Company's consolidated statements of operations within Purchase price and other fair value adjustments. See Note 6, "Investments in Unconsolidated Joint Venture" and Note 16, " Fair Value Measurements."

(4) In December 2022, the Company sold 414,317 square feet of office leasehold condominium units at the property. The Company retained the remaining 218,796 square feet of the building.

(5) In July 2021, the Company sold a 49.9% interest, which resulted in the Company no longer retaining a controlling interest in the entity, as defined in ASC 810, and the deconsolidation of the 51.0% interest we retained. We recorded our investment at fair value which resulted in the recognition of a fair value adjustment of $206.8 million, which is reflected in the Company's consolidated statements of operations within Purchase price and other fair value adjustments. See Note 6, "Investments in Unconsolidated Joint Ventures."

(6) In March 2021, the property was foreclosed by the lender.

(7) Disposition resulted from the ground lessee exercising its purchase option under a ground lease arrangement.

5. Debt and Preferred Equity Investments

Below is a summary of the activity in our debt and preferred equity investments for the years ended December 31, 2023 and 2022 (in thousands):

	December 31, 2023	December 31, 2022
Balance at beginning of year [1]	$ 623,280	$ 1,088,723
Debt investment originations/fundings/accretion [2]	72,160	62,992
Preferred equity investment originations/accretion [2]	8,142	37,505
Redemptions/sales/syndications/equity ownership/amortization	(349,947)	(565,940)
Net change in loan loss reserves	(6,890)	—
Balance at end of period [1]	$ 346,745 [3]	$ 623,280

[1] Net of unamortized fees, discounts, and premiums.
[2] Accretion includes amortization of fees and discounts and paid-in-kind investment income.
[3] Includes two investments with a total carrying value of $49.8 million that are included in the Company's alternative strategy portfolio.

Below is a summary of our debt and preferred equity investments as of December 31, 2023 (dollars in thousands):

Type	Floating Rate Carrying Value	Floating Rate Face Value	Floating Rate Interest Rate	Fixed Rate Carrying Value	Fixed Rate Face Value	Fixed Rate Interest Rate	Total Carrying Value	Senior Financing	Maturity[1]
Mezzanine Debt	$ 168,745	$ 168,912	S + 4.95 - 12.38%	$ 50,000	$ 50,000	8.00 - 8.40%	$ 218,745 [2]	$ 1,071,858	2024 - 2029
Preferred Equity	—	—	—	128,000	128,000	6.5%	128,000	250,000	2027
Balance at end of period	$ 168,745	$ 168,912		$ 178,000	$ 178,000		$ 346,745	$ 1,321,858	

[1] Excludes available extension options to the extent they have not been exercised as of the date of this filing.
[2] Includes two investments with a total carrying value of $49.8 million that are included in the Company's alternative strategy portfolio.

The following table is a roll forward of our total allowance for loan losses for the years ended December 31, 2023, 2022 and 2021 (in thousands):

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Balance at beginning of year	$ 6,630	$ 6,630	$ 13,213
Current period provision for loan loss	6,890	—	—
Write-offs charged against the allowance	—	—	(6,583)
Balance at end of period	$ 13,520 [1]	$ 6,630	$ 6,630

[1] As of December 31, 2023, all financing receivables on non-accrual had an allowance for loan loss except for one debt investment with a carrying value of $49.8 million, which is included in the Company's alternative strategy portfolio.

As of December 31, 2023, two investments with a total carrying value, net of reserves, of $49.8 million were not performing in accordance with their respective terms. As of December 31, 2022, one investment with a carrying value, net of reserves, of $6.9 million was not performing in accordance with its respective terms. This is further discussed in the Debt Investments and Preferred Equity Investments tables below.

No other financing receivables were 90 days past due as of December 31, 2023 and December 31, 2022.

The following table sets forth the carrying value of our debt and preferred equity investment portfolio by risk rating as of December 31, 2023 and 2022 (dollars in thousands):

Risk Rating	December 31, 2023		December 31, 2022
1 - Low Risk Assets - Low probability of loss	$ 210,333		$ 264,069
2 - Watch List Assets - Higher potential for loss	136,412 [1]		352,321
3 - High Risk Assets - Loss more likely than not	—		6,890
	$ 346,745		$ 623,280

[1] Includes two investments with a total carrying value of $49.8 million that are included in the Company's alternative strategy portfolio.

The following table sets forth the carrying value of our debt and preferred equity investment portfolio by year of origination and risk rating as of December 31, 2023 (dollars in thousands):

Risk Rating	As of December 31,				
	2023[1]	2022[1]	2021[1]	Prior[1][2]	Total
1 - Low Risk Assets - Low probability of loss	$ —	$ —	$ —	$ 210,333	$ 210,333
2 - Watch List Assets - Higher potential for loss	—	—	—	136,412 [3]	136,412
3 - High Risk Assets - Loss more likely than not	—	—	—	—	—
	$ —	$ —	$ —	$ 346,745	$ 346,745

[1] Year in which the investment was originated or acquired by us or in which a material modification occurred.
[2] During the year ended December 31, 2023, we recognized a $6.9 million provision for loan loss related to an investment originated prior to 2021.
[3] Includes two investments with a total carrying value of $49.8 million that are included in the Company's alternative strategy portfolio.

We have determined that we have one portfolio segment of financing receivables as of December 31, 2023 and 2022 comprised of commercial real estate which is primarily recorded in debt and preferred equity investments.

Included in Other assets is an additional amount of financing receivables representing loans to joint venture partners totaling $8.8 million and $9.0 million as of December 31, 2023 and 2022, respectively. The Company recorded no provisions for loan losses related to these financing receivables for the years ended December 31, 2023 and 2022, respectively. All of these loans have a risk rating of 2 and were performing in accordance with their respective terms. One loan with a carrying value of $5.6 million was put on non-accrual in July 2020 and remains on non-accrual as of December 31, 2023. No investment income has been recognized subsequent to it being put on non-accrual.

Debt Investments

As of December 31, 2023 and 2022, we held the following debt investments with an aggregate weighted average current yield of 8.68% as of December 31, 2023 (dollars in thousands):

Loan Type	December 31, 2023 Future Funding Obligations	December 31, 2023 Senior Financing	December 31, 2023 Carrying Value [1]	December 31, 2022 Carrying Value [1]	Maturity Date [2]
Fixed Rate Investments:					
Mezzanine Loan [3] [4] [6]	$ —	$ 105,000	$ 13,366	$ 13,366	June 2024
Mezzanine Loan	—	95,000	30,000	30,000	January 2025
Mezzanine Loan	—	85,000	20,000	20,000	December 2029
Mezzanine Loan	—	—	—	225,367	
Mezzanine Loan	—	—	—	77,109	
Total fixed rate	$ —	$ 285,000	$ 63,366	$ 365,842	
Floating Rate Investments:					
Mezzanine Loan [5] [6]	$ —	$ 275,000	$ 50,000	$ 50,000	April 2023
Mezzanine Loan	3,761	54,000	8,243	8,243	May 2024
Mezzanine Loan	2,655	271,774	62,333	46,884	May 2024
Mezzanine Loan	10,760	186,084	48,323	39,083	January 2026
Total floating rate	$ 17,176	$ 786,858	$ 168,899	$ 144,210	
Allowance for loan loss	$ —	$ —	$ (13,520)	$ (6,630)	
Total	$ 17,176	$ 1,071,858	$ 218,745	$ 503,422	

(1) Carrying value is net of discounts, premiums, original issue discounts and deferred origination fees.
(2) Represents contractual maturity, excluding any extension options to the extent they have not been exercised as of the date of this filing.
(3) Carrying value is net of a $12.0 million participation that was sold and did not meet the conditions for sale accounting, which is included in Other assets and Other liabilities on the consolidated balance sheets.
(4) This loan went into default and was put on non-accrual in June 2020 and remains on non-accrual as of December 31, 2023. No investment income has been recognized subsequent to it being put on non-accrual. In the first quarter of 2023, the Company fully reserved the balance of the investment. Additionally, we determined the borrower entity to be a VIE, in which we are not the primary beneficiary.
(5) This loan went into default and was put on non-accrual in January 2023 and remains on non-accrual as of December 31, 2023. No investment income has been recognized subsequent to it being put on non-accrual. The Company is in discussions with the borrower with respect to the loan.
(6) Included in the Company's alternative strategy portfolio.

Preferred Equity Investments

As of December 31, 2023 and 2022, we held the following preferred equity investments with an aggregate weighted average current yield of 6.55% as of December 31, 2023 (dollars in thousands):

Type	December 31, 2023 Future Funding Obligations	December 31, 2023 Senior Financing	December 31, 2023 Carrying Value [1]	December 31, 2022 Carrying Value [1]	Mandatory Redemption [2]
Preferred Equity	$ —	$ 250,000	$ 128,000	$ 119,858	February 2027
Total	$ —	$ 250,000	$ 128,000	$ 119,858	

(1) Carrying value is net of deferred origination fees.
(2) Represents contractual redemption, excluding any unexercised extension options.

6. Investments in Unconsolidated Joint Ventures

We have investments in several real estate joint ventures with various partners. As of December 31, 2023, the book value of these investments was $3.0 billion, net of investments with negative book values totaling $149.1 million for which we have an implicit commitment to fund future capital needs.

As of December 31, 2023, 800 Third Avenue and 625 Madison Avenue are VIEs in which we are not the primary beneficiary. As of December 31, 2022, 800 Third Avenue and 21 East 66th Street are VIEs in which we are not the primary beneficiary. Our net equity investment in these VIEs was $437.9 million as of December 31, 2023 and $86.2 million as of December 31, 2022. Our maximum loss is limited to the amount of our equity investment in these VIEs. See the "Principles of Consolidation" section of Note 2, "Significant Accounting Policies". All other investments below are voting interest entities. As we do not control the joint ventures listed below, we account for them under the equity method of accounting.

The table below provides general information on each of our joint ventures as of December 31, 2023:

Property	Partner	Ownership Interest [1]	Economic Interest [1]	Unaudited Approximate Square Feet
100 Park Avenue	Prudential Real Estate Investors	49.90%	49.90%	834,000
717 Fifth Avenue [2] [3]	Wharton Properties / Private Investor	10.92%	10.92%	119,500
800 Third Avenue	Private Investors	60.52%	60.52%	526,000
919 Third Avenue	New York State Teacher's Retirement System	51.00%	51.00%	1,454,000
11 West 34th Street [2]	Private Investor / Wharton Properties	30.00%	30.00%	17,150
280 Park Avenue	Vornado Realty Trust	50.00%	50.00%	1,219,158
1552-1560 Broadway [2] [4]	Wharton Properties	50.00%	50.00%	57,718
10 East 53rd Street	Canadian Pension Plan Investment Board	55.00%	55.00%	354,300
650 Fifth Avenue [2] [5]	Wharton Properties	50.00%	50.00%	69,214
11 Madison Avenue	PGIM Real Estate	60.00%	60.00%	2,314,000
One Vanderbilt Avenue	National Pension Service of Korea / Hines Interest LP	71.01%	71.01%	1,657,198
Worldwide Plaza [2]	RXR Realty / New York REIT	24.95%	24.95%	2,048,725
1515 Broadway	Allianz Real Estate of America	56.87%	56.87%	1,750,000
2 Herald Square [2] [6]	Israeli Institutional Investor	51.00%	51.00%	369,000
115 Spring Street [2]	Private Investor	51.00%	51.00%	5,218
15 Beekman [7]	A fund managed by Meritz Alternative Investment Management	20.00%	20.00%	221,884
85 Fifth Avenue	Wells Fargo	36.27%	36.27%	12,946
One Madison Avenue [8]	National Pension Service of Korea / Hines Interest LP / International Investor	25.50%	25.50%	1,048,700
220 East 42nd Street	A fund managed by Meritz Alternative Investment Management	51.00%	51.00%	1,135,000
450 Park Avenue [9]	Korean Institutional Investor / Israeli Institutional Investor	50.10%	25.10%	337,000
5 Times Square [2]	RXR Realty led investment group	31.55%	31.55%	1,131,735
245 Park Avenue [10]	U.S. Affiliate of Mori Trust Co., Ltd	50.10%	50.10%	1,782,793
625 Madison Avenue [11]	Private Investor	90.43%	90.43%	563,000

(1) Ownership interest and economic interest represent the Company's interests in the joint venture as of December 31, 2023. Changes in ownership or economic interests within the current year are disclosed in the notes below.
(2) Included in the Company's alternative strategy portfolio.
(3) In January 2024, together with its joint venture partner, the Company closed on the sale of the retail condominium at 717 Fifth Avenue for total consideration of $963.0 million.
(4) The joint venture owns a long-term leasehold interest in the retail space and certain other spaces at 1560 Broadway, which is adjacent to 1552 Broadway. In December 2023, following an assessment of the investment for recoverability, the Company recorded a charge of $8.1 million, which is included in Depreciable real estate reserves and impairments in the consolidated statements of operations.
(5) The joint venture owns a long-term leasehold interest in the retail space at 650 Fifth Avenue.

(6)   In December 2023, following an assessment of the property and the investment for recoverability, the Company recorded a charge of $101.7 million, which is included in Depreciable real estate reserves and impairments in the consolidated statements of operations. In January 2024, the Company closed on the acquisition of interests in the joint venture that owns the leasehold interest for no consideration, which increases the Company's interest in the joint venture to 95.0%. In addition, the joint venture entered into an agreement to satisfy the existing $182.5 million mortgage on the property for a net payment of $7.0 million, which closed in February 2024.

(7)   In 2020, the Company formed a joint venture, which then entered into a long-term sublease with the Company.

(8)   In 2020, the Company admitted partners to the One Madison Avenue development project, which resulted in the Company no longer retaining a controlling interest in the entity, as defined in ASC 810, and deconsolidation of our remaining 50.5% interest. We recorded our investment at fair value, which resulted in the recognition of a fair value adjustment of $187.5 million. The fair value of our investment was determined by the terms of the joint venture agreement governing the capitalization of the project. In 2021, the Company admitted an additional partner to the development project with the partner's indirect ownership in the joint venture totaling 25.0%. The transaction did not meet sale accounting under ASC 860 and, as a result, was treated as a secured borrowing for accounting purposes and is included in Other liabilities in our consolidated balance sheets at December 31, 2023 and 2022.

(9)   The 50.1% ownership interest reflected in this table is comprised of our 25.1% economic interest and a 25.0% economic interest held by a third-party. The third-party's economic interest is held within a joint venture that we consolidate and recognize in Noncontrolling interests in other partnerships on our consolidated balance sheet. An additional third-party owns the remaining 49.9% economic interest in the property.

(10)   In June 2023, the Company sold a 49.9% interest, which resulted in the Company no longer retaining a controlling interest in the entity, as defined in ASC 810, and deconsolidation of the 50.1% interest we retained. We recorded our investment at fair value which resulted in the recognition of a fair value adjustment of ($17.0 million) during the year ended December 31, 2023. The fair value of our investment was determined by the terms of the joint venture agreement.

(11)   In September 2023, following a UCC foreclosure, the Company converted its previous mezzanine debt investments in the fee interest to a 90.43% ownership interest. See Note 5, "Debt and Preferred Equity Investments." In December 2023, together with its joint venture, the Company entered into a contract to sell the fee ownership in the property. In connection with this contract, the Company recorded a charge of $23.1 million, which is included in Depreciable real estate reserves and impairments in the consolidated statements of operations. This transaction is expected to close in the first quarter of 2024.

Disposition of Joint Venture Interests or Properties

The following table summarizes the investments in unconsolidated joint ventures sold during the years ended December 31, 2023, 2022, and 2021:

Property	Ownership Interest Sold	Disposition Date	Gross Asset Valuation (in millions)	(Loss) Gain on Sale (in millions) [1] [2]
21 East 66th Street	32.28%	December 2023	$ 40.6	$ (12.7)
121 Greene Street	50.00%	February 2023	14.0	(0.3)
Stonehenge Portfolio	Various	April 2022	1.0	—
400 East 57th Street [3]	41.00%	September 2021	133.5	(1.0)
605 West 42nd Street - Sky	20.00%	June 2021	858.1	8.9
55 West 46th Street - Tower 46	25.00%	March 2021	275.0	(15.2)
885 Third Avenue [4]	N/A	January 2021	N/A	N/A

(1)   Represents the Company's share of the gain or loss

(2)   For the years ended December 31, 2023 and December 31, 2021, the (losses) gains on sale are net of $2.0 million and $1.4 million, respectively, of employee compensation accrued in connection with the realization of the investment dispositions. There was no amount accrued for employee compensation in the year ended December 31, 2022. Additionally, amounts do not include adjustments for expenses recorded in subsequent periods.

(3)   In connection with our agreement to sell the property in April 2021, we recorded a charge of $5.7 million, which is included in Depreciable real estate reserves and impairments in the consolidated statements of operations.

(4)   In January 2021, pursuant to the partnership documents, certain participating rights of the common member expired. As a result, it was determined that we are the primary beneficiary of the VIE and the investment was consolidated in our financial statements. See Note 3, "Property Acquisitions."

Joint Venture Mortgages and Other Loans Payable

We generally finance our joint ventures with non-recourse debt. In certain cases we may provide guarantees or master leases, which terminate upon the satisfaction of specified circumstances or repayment of the underlying loans. The mortgage notes and other loans payable collateralized by the respective joint venture properties and assignment of leases as of December 31, 2023 and 2022, respectively, are as follows (dollars in thousands):

Property	Economic Interest [1]	Current Maturity Date	Final Maturity Date [2]	Interest Rate [3]	Principal Outstanding December 31, 2023 Gross	Principal Outstanding December 31, 2023 SLG Share	Principal Outstanding December 31, 2022 Gross	Principal Outstanding December 31, 2022 SLG Share
Fixed Rate Debt:								
717 Fifth Avenue [4][5]	10.92 %	July 2022 [5]	July 2022 [5]	5.02%	$ 655,328	$ 71,536	$ 655,328	$ 71,536
650 Fifth Avenue [4]	50.00 %	October 2023 [6]	January 2024 [6]	5.45%	65,000	32,500	65,000	32,500
220 East 42nd Street	51.00 %	June 2024	June 2025	5.86%	505,412	257,760	510,000	260,100
5 Times Square [4]	31.55 %	September 2024	September 2026	7.13%	477,783	150,740	400,000	126,200
10 East 53rd Street	55.00 %	February 2025	February 2025	5.45%	220,000	121,000	220,000	121,000
1515 Broadway	56.87 %	March 2025	March 2025	3.93%	762,002	433,344	782,321	444,898
115 Spring Street [4]	51.00 %	March 2025	March 2025	5.50%	65,550	33,431	—	—
450 Park Avenue	25.10 %	June 2025	June 2027	6.10%	271,394	68,120	267,000	67,017
11 Madison Avenue	60.00 %	September 2025	September 2025	3.84%	1,400,000	840,000	1,400,000	840,000
One Madison Avenue [7]	25.50 %	November 2025	November 2026	3.59%	733,103	186,941	467,008	119,087
800 Third Avenue	60.52 %	February 2026	February 2026	3.37%	177,000	107,120	177,000	107,120
919 Third Avenue	51.00 %	April 2026	April 2028	6.11%	500,000	255,000	500,000	255,000
625 Madison Avenue [8]	90.43 %	December 2026	December 2026	5.11%	199,987	180,848	—	—
245 Park Avenue	50.10 %	June 2027	June 2027	4.30%	1,768,000	885,768	—	—
Worldwide Plaza [4]	24.95 %	November 2027	November 2027	3.98%	1,200,000	299,400	1,200,000	299,400
One Vanderbilt Avenue	71.01 %	July 2031	July 2031	2.95%	3,000,000	2,130,300	3,000,000	2,130,300
280 Park Avenue					—	—	1,200,000	600,000
21 East 66th Street					—	—	12,000	3,874
Total fixed rate debt					$ 12,000,559	$ 6,053,808	$ 10,855,657	$ 5,478,032
Floating Rate Debt:								
11 West 34th Street [4]	30.00 %	February 2023 [9]	February 2023 [9]	L+ 1.45%	$ 23,000	$ 6,900	$ 23,000	$ 6,900
650 Fifth Avenue [4]	50.00 %	October 2023 [6]	January 2024 [6]	S+ 2.25%	210,000	105,000	210,000	105,000
2 Herald Square [4][10]	51.00 %	November 2023 [10]	November 2023 [10]	S+ 2.06%	182,500	93,075	182,500	93,075
100 Park Avenue	49.90 %	January 2024 [11]	December 2025	S+ 2.36%	360,000	179,640	360,000	179,640
15 Beekman [12]	20.00 %	January 2024 [13]	July 2025	S+ 1.61%	124,137	24,827	86,738	17,348
1552 Broadway [4]	50.00 %	February 2024	February 2024	S+ 2.75%	193,133	96,567	193,132	96,566
5 Times Square [4]	31.55 %	September 2024	September 2026	S+ 5.65%	610,010	192,458	495,924	156,464
280 Park Avenue	50.00 %	September 2024	September 2024	S+ 2.03%	1,200,000	600,000	—	—
21 East 66th Street					—	—	586	188
115 Spring Street					—	—	65,550	33,431
121 Greene Street					—	—	12,550	6,275
Total floating rate debt					$ 2,902,780	$ 1,298,467	$ 1,629,980	$ 694,887
Total joint venture mortgages and other loans payable					$ 14,903,339	$ 7,352,275	$ 12,485,637	$ 6,172,919
Deferred financing costs, net					(104,062)	(54,865)	(136,683)	(66,910)
Total joint venture mortgages and other loans payable, net					$ 14,799,277	$ 7,297,410	$ 12,348,954	$ 6,106,009

(1) Economic interest represents the Company's interests in the joint venture as of December 31, 2023. Changes in ownership or economic interests, if any, within the current year are disclosed in the notes to the investment in unconsolidated joint ventures table above.

(2) Reflects exercise of all available options. The ability to exercise extension options may be subject to certain conditions, including meeting tests based on the operating performance of the property.

(3) Interest rates as of December 31, 2023, taking into account interest rate hedges in effect during the period. Floating rate debt is presented with the stated spread over Term SOFR ("S").

(4) Included in the Company's alternative strategy portfolio.

(5) The asset was sold and associated debt repaid in January 2024.

(6) In January 2024, the maturity date of the loan was extended by two months to March 2024.

(7)   The loan is a $1.25 billion construction facility with an initial term of five years with one, one year extension option. Advances under the loan are subject to costs incurred. In conjunction with the loan, the Company provided partial guarantees for interest and principal payments, the amounts of which are based on certain construction milestones and operating metrics. In July 2023, the facility was modified, which will allow the partnership to utilize the final tranche of the facility for an expanded range of uses, including additional amenities funded by construction cost savings and for hedging activities in contemplation of a permanent financing.

(8)   Represents $168.9 million of loan principal and $31.1 million of accrued interest.

(9)   The Company's joint venture partner is in discussions with the lender on resolution of the past maturity.

(10)   The Company closed on the acquisition of additional interests in the joint venture in January 2024, which increased the Company's interest to 95%. In addition, the joint venture entered into an agreement to satisfy the existing mortgage for a net payment of $7.0 million, which closed in February 2024.

(11)   The Company is in discussions with the lender to exercise the available extension option.

(12)   This loan is a $125.0 million construction facility. Advances under the loan are subject to costs incurred.

(13)   In January 2024, the maturity date of the loan was extended to July 2024.

We are entitled to receive fees for providing management, leasing, construction supervision and asset management services to certain of our joint ventures. We earned $21.1 million, $24.0 million and $19.6 million from these services, net of our ownership share of the joint ventures, for the years ended December 31, 2023, 2022, and 2021, respectively. In addition, we have the ability to earn incentive fees based on the ultimate financial performance of certain of the joint venture properties.

The combined balance sheets for the unconsolidated joint ventures, as of December 31, 2023 and 2022, are as follows (in thousands):

	December 31, 2023	December 31, 2022
Assets [1]		
Commercial real estate property, net	$ 18,467,340	$ 15,989,642
Cash and restricted cash	656,038	709,299
Tenant and other receivables, related party receivables, and deferred rents receivable	673,532	601,552
Other assets	2,584,765	2,551,426
Total assets	$ 22,381,675	$ 19,851,919
Liabilities and equity [1]		
Mortgages and other loans payable, net	$ 14,799,277	$ 12,348,954
Deferred revenue	1,108,180	1,077,901
Lease liabilities	990,276	1,000,356
Other liabilities	447,705	456,537
Equity	5,036,237	4,968,171
Total liabilities and equity	$ 22,381,675	$ 19,851,919
Company's investments in unconsolidated joint ventures	$ 2,983,313	$ 3,190,137

(1)   As of December 31, 2023, $545.6 million of net unamortized basis differences between the amount at which our investments are carried and our share of equity in net assets of the underlying property will be amortized through equity in net income (loss) from unconsolidated joint ventures over the remaining life of the underlying items having given rise to the differences.

The combined statements of operations for the unconsolidated joint ventures, from acquisition date through the years ended December 31, 2023, 2022, and 2021 are as follows (unaudited, in thousands):

	Year Ended December 31,					
		2023		2022		2021
Total revenues	$	1,525,044	$	1,339,364	$	1,228,364
Operating expenses		253,630		240,002		203,332
Real estate taxes		287,462		252,806		225,104
Operating lease rent		29,048		26,152		22,576
Interest expense, net of interest income		574,032		431,865		342,910
Amortization of deferred financing costs		28,157		27,754		31,423
Depreciation and amortization		516,466		465,100		484,130
Total expenses	$	1,688,795	$	1,443,679	$	1,309,475
Loss on early extinguishment of debt		—		(467)		(2,017)
Net loss before (loss) gain on sale	$	(163,751)	$	(104,782)	$	(83,128)
Company's equity in net loss from unconsolidated joint ventures	$	(76,509)	$	(57,958)	$	(55,402)

7. Deferred Costs

Deferred costs as of December 31, 2023 and 2022 consisted of the following (in thousands):

	December 31, 2023	December 31, 2022
Deferred leasing costs	$ 399,224	$ 407,188
Less: accumulated amortization	(287,761)	(286,031)
Deferred costs, net	$ 111,463	$ 121,157

8. Mortgages and Other Loans Payable

The mortgages and other loans payable collateralized by the respective properties and assignment of leases or debt investments as of December 31, 2023 and 2022, respectively, were as follows (dollars in thousands):

Property	Maturity Date	Final Maturity Date [1]	Interest Rate [2]	December 31, 2023	December 31, 2022
Fixed Rate Debt:					
420 Lexington Avenue	October 2024	October 2040	3.99%	$ 277,238	$ 283,064
100 Church Street	June 2025	June 2027	5.89%	370,000	370,000
7 Dey / 185 Broadway	November 2025	November 2026	6.65%	190,148	200,000
Landmark Square	January 2027	January 2027	4.90%	100,000	100,000
485 Lexington Avenue	February 2027	February 2027	4.25%	450,000	450,000
719 Seventh Avenue				—	50,000
245 Park Avenue				—	1,712,750
Total fixed rate debt				$ 1,387,386	$ 3,165,814
Floating Rate Debt:					
690 Madison Avenue [3]	July 2024	July 2025	S+ 0.50%	$ 60,000	$ 60,000
719 Seventh Avenue [3]	December 2024	December 2024	S+ 1.31%	50,000	—
7 Dey / 185 Broadway				—	10,148
Total floating rate debt				$ 110,000	$ 70,148
Total mortgages and other loans payable				$ 1,497,386	$ 3,235,962
Deferred financing costs, net of amortization				(6,067)	(8,399)
Total mortgages and other loans payable, net				$ 1,491,319	$ 3,227,563

(1) Reflects exercise of all available options. The ability to exercise extension options may be subject to certain tests based on the operating performance of the property.

(2) Interest rate as of December 31, 2023, taking into account interest rate hedges in effect during the period. Floating rate debt is presented with the stated spread over Term SOFR ("S"), unless otherwise specified.

(3) Included in the Company's alternative strategy portfolio.

As of December 31, 2023 and 2022, the gross book value of the properties collateralizing the mortgages and other loans payable was approximately $1.9 billion and $3.8 billion, respectively.

9. Corporate Indebtedness

2021 Credit Facility

In December 2021, we entered into an amended and restated credit facility, referred to as the 2021 credit facility, that was previously amended by the Company in November 2017, and was originally entered into by the Company in November 2012. As of December 31, 2023, the 2021 credit facility consisted of a $1.25 billion revolving credit facility, a $1.05 billion term loan (or "Term Loan A"), and a $200.0 million term loan (or "Term Loan B") with maturity dates of May 15, 2026, May 15, 2027, and November 21, 2024, respectively. The revolving credit facility has two six-month as-of-right extension options to May 15, 2027. We also have an option, subject to customary conditions, to increase the capacity of the credit facility to $4.5 billion at any time prior to the maturity dates for the revolving credit facility and term loans without the consent of existing lenders, by obtaining additional commitments from our existing lenders and other financial institutions.

As of December 31, 2023, the 2021 credit facility bore interest at a spread over adjusted Term SOFR plus 10 basis points with an interest period of one or three months, as we may elect, ranging from (i) 72.5 basis points to 140 basis points for loans under the revolving credit facility, (ii) 80 basis points to 160 basis points for loans under Term Loan A, and (iii) 85 basis points to 165 basis points for loans under Term Loan B, in each case based on the credit rating assigned to the senior unsecured long term indebtedness of the Company. In instances where there are either only two ratings available or where there are more than two and the difference between them is one rating category, the applicable rating shall be the highest rating. In instances where there are more than two ratings and the difference between the highest and the lowest is two or more rating categories, then the applicable rating used is the average of the highest two, rounded down if the average is not a recognized category.

As of December 31, 2023, the applicable spread over adjusted Term SOFR plus 10 basis points for the 2021 credit facility was 140 basis points for the revolving credit facility, 160 basis points for Term Loan A, and 165 basis points for Term Loan B. We are required to pay quarterly in arrears a 12.5 to 30 basis point facility fee on the total commitments under the revolving credit facility based on the credit rating assigned to the senior unsecured long-term indebtedness of the Company. As of December 31, 2023, the facility fee was 30 basis points.

As of December 31, 2023, we had $2.0 million of outstanding letters of credit, $560.0 million drawn under the revolving credit facility and $1.25 billion outstanding under the term loan facilities, with total undrawn capacity of $688.0 million under the 2021 credit facility. As of December 31, 2023 and December 31, 2022, the revolving credit facility had a carrying value of $554.8 million and $443.2 million, respectively, net of deferred financing costs. As of December 31, 2023 and December 31, 2022, the term loan facilities had a carrying value of $1.2 billion and $1.2 billion, respectively, net of deferred financing costs.

The Company and the Operating Partnership are borrowers jointly and severally obligated under the 2021 credit facility.

The 2021 credit facility includes certain restrictions and covenants (see Restrictive Covenants below).

2022 Term Loan

In October 2022, we entered into a term loan agreement, referred to as the 2022 term loan. The 2022 term loan was repaid in full in September 2023. The 2022 term loan consisted of a $425.0 million term loan with a maturity date of October 6, 2023. The 2022 term loan had one six-month as-of-right extension option to April 6, 2024. We also had an option, subject to customary conditions, to increase the capacity of the 2022 term loan to $500.0 million on or before January 7, 2023 without the consent of existing lenders, by obtaining additional commitments from our existing lenders and other financial institutions. In January 2023, the 2022 term loan was increased by $25.0 million to $425.0 million.

The 2022 term loan bore interest at a spread over adjusted Term SOFR plus 10 basis points, ranging from 100 basis points to 180 basis points, in each case based on the credit rating assigned to the senior unsecured long-term indebtedness of the Company. In instances where there were either only two ratings available or where there was more than two and the difference between them was one rating category, the applicable rating was the highest rating. In instances where there were more than two ratings and the difference between the highest and the lowest were two or more rating categories, then the applicable rating used was the average of the highest two, rounded down if the average was not a recognized category. As of December 31, 2022, the 2022 term loan had a carrying value of $398.2 million, net of deferred financing costs.

Senior Unsecured Notes

The following table sets forth our senior unsecured notes and other related disclosures as of December 31, 2023 and 2022, respectively, by scheduled maturity date (dollars in thousands):

| | December 31, 2023 | | December 31, 2022 | | | |
Issuance	Unpaid Principal Balance	Accreted Balance	Accreted Balance	Interest Rate [1]	Initial Term (in Years)	Maturity Date
December 17, 2015 [2]	$ 100,000	$ 100,000	$ 100,000	4.27 %	10	December 2025
	$ 100,000	$ 100,000	$ 100,000			
Deferred financing costs, net	—	(205)	(308)			
	$ 100,000	$ 99,795	$ 99,692			

(1)   Interest rate as of December 31, 2023.
(2)   Issued by the Company and the Operating Partnership as co-obligors in a private placement.

Restrictive Covenants

The terms of the 2021 credit facility and our senior unsecured notes include certain restrictions and covenants which may limit, among other things, our ability to pay dividends, make certain types of investments, incur additional indebtedness, incur liens and enter into negative pledge agreements and dispose of assets, and which require compliance with financial ratios relating to the maximum ratio of total indebtedness to total asset value, a minimum ratio of EBITDA to fixed charges, a maximum ratio of secured indebtedness to total asset value and a maximum ratio of unsecured indebtedness to unencumbered asset value. The dividend restriction referred to above provides that, we will not during any time when a default is continuing, make distributions with respect to common stock or other equity interests, except to enable the Company to continue to qualify as a REIT for Federal income tax purposes. As of December 31, 2023 and 2022, we were in compliance with all such covenants.

Junior Subordinated Deferrable Interest Debentures

In June 2005, the Company and the Operating Partnership issued $100.0 million in unsecured trust preferred securities through a newly formed trust, SL Green Capital Trust I, or the Trust, which is a wholly-owned subsidiary of the Operating Partnership. The securities mature in 2035 and bear interest at a floating rate of 26 basis points over the three-month Term SOFR. Interest payments may be deferred for a period of up to eight consecutive quarters if the Operating Partnership exercises its right to defer such payments. The Trust preferred securities are redeemable at the option of the Operating Partnership, in whole or in part, with no prepayment premium. We do not consolidate the Trust even though it is a variable interest entity as we are not the primary beneficiary. Because the Trust is not consolidated, we have recorded the debt on our consolidated balance sheets and the related payments are classified as interest expense.

Principal Maturities

Combined aggregate principal maturities of mortgages and other loans payable, the 2021 credit facility, trust preferred securities, senior unsecured notes and our share of joint venture debt as of December 31, 2023, including as-of-right extension options, were as follows (in thousands):

	Scheduled Amortization	Principal	Revolving Credit Facility	Unsecured Term Loans	Trust Preferred Securities	Senior Unsecured Notes	Total	Company's Share of Joint Venture Debt
2024	$ 4,488	$ 382,750	$ —	$ 200,000	$ —	$ —	$ 587,238	$ 1,822,978
2025	—	370,000	—	—	—	100,000	470,000	1,670,861
2026	—	190,148	—	—	—	—	190,148	542,968
2027	—	550,000	560,000	1,050,000	—	—	2,160,000	1,185,168
2028	—	—	—	—	—	—	—	—
Thereafter	—	—	—	—	100,000	—	100,000	2,130,300
Total	$ 4,488	$ 1,492,898	$ 560,000	$ 1,250,000	$ 100,000	$ 100,000	$ 3,507,386	$ 7,352,275

Consolidated interest expense, excluding capitalized interest, was comprised of the following (in thousands):

		Year Ended December 31,				
		2023		**2022**		**2021**
Interest expense before capitalized interest	$	**228,840**	$	166,493	$	145,197
Interest on financing leases		**4,446**		4,555		5,448
Interest capitalized		**(95,980)**		(82,444)		(78,365)
Amortization of discount on assumed debt		**2,842**		1,855		—
Interest income		**(3,034)**		(986)		(1,389)
Interest expense, net	$	**137,114**	$	89,473	$	70,891

10. Related Party Transactions

Cleaning/ Security/ Messenger and Restoration Services

Prior to 2023, Alliance Building Services, or Alliance, and its affiliates, which provide services to certain properties owned by us, were previously partially owned by Gary Green, a son of Stephen L. Green, who serves as a member and as the chairman emeritus of our Board of Directors. Alliance's affiliates include First Quality Maintenance, L.P., or First Quality, Classic Security LLC, Bright Star Couriers LLC and Onyx Restoration Works, and provide cleaning, extermination, security, messenger, and restoration services, respectively. In addition, First Quality has the non-exclusive opportunity to provide cleaning and related services to individual tenants at our properties on a basis separately negotiated with any tenant seeking such additional services. The Service Corporation has entered into an arrangement with Alliance whereby it will receive a profit participation above a certain threshold for services provided by Alliance to certain tenants at certain buildings above the base services specified in their lease agreements.

Income earned from the profit participation prior to 2023, which is included in Other income on the consolidated statements of operations, was $1.4 million and $1.7 million for the years ended December 31, 2022 and 2021, respectively. We also recorded expenses, inclusive of capitalized expenses, of $8.6 million and $14.0 million for these services (excluding services provided directly to tenants) for the years ended December 31, 2022 and 2021, respectively.

One Vanderbilt Avenue Investment

Our Chairman and CEO, Marc Holliday, and our former President, Andrew Mathias, made investments in our One Vanderbilt project (inclusive of the property and SUMMIT One Vanderbilt), which entitles Mr. Holliday and Mr. Mathias to receive approximately 1.27% and 0.85%, respectively, on account of the property and 1.92% and 1.28%, respectively, on account of SUMMIT One Vanderbilt, of any profits realized by the Company from its One Vanderbilt project in excess of the Company's capital contributions. Mr. Holliday and Mr. Mathias paid $1.4 million and $1.0 million, respectively, which equaled the fair market value of the interests acquired as of the date the investment agreements were entered into as determined by an independent third party appraisal that we obtained.

Messrs. Holliday and Mathias have the right to tender their interests in the project upon stabilization (50% within three years after stabilization and 100% three years or more after stabilization). In addition, the agreement calls for us to repurchase these interests in the event of a sale of One Vanderbilt or a transactional change of control of the Company. We also have the right to repurchase these interests on the 7-year anniversary of the stabilization of the project or upon the occurrence of certain separation events prior to the stabilization of the project relating to each of Messrs. Holliday's and Mathias's continued service with us. The price paid upon a tender of the interests will equal the liquidation value of the interests at the time, with the value being based on the project's sale price, if applicable, or fair market value as determined by an independent third party appraiser. In 2022, stabilization of the property (but not SUMMIT One Vanderbilt) was achieved. Therefore, Messrs. Holiday and Mathias exercised their rights to tender 50% of their interests in the property (but not SUMMIT One Vanderbilt) for liquidation values of $17.9 million and $11.9 million, respectively, which were paid in July 2022.

One Vanderbilt Avenue Leases

In November 2018, we entered into a lease agreement with the One Vanderbilt Avenue joint venture covering certain floors at the property. In March 2021, the lease commenced and we relocated our corporate headquarters to the leased space. For the years ended December 31, 2023 and 2022 we recorded $3.0 million and $3.0 million, respectively, of rent expense under the lease. Additionally, in June 2021, we, through a consolidated subsidiary, entered into a lease agreement with the One Vanderbilt Avenue joint venture for SUMMIT One Vanderbilt, which commenced operations in October 2021. For the year ended December 31, 2023, we recorded $38.9 million of rent expense under the lease, including percentage rent, of which $26.2 million was recognized as income as a component of Equity in net loss from unconsolidated joint ventures in our consolidated statements of operations. For the year ended December 31, 2022, we recorded $33.0 million of rent expense under the lease, including percentage rent, of which $22.8 million was recognized as income as a component of Equity in net loss from unconsolidated joint ventures in our consolidated statements of operations. See Note 20, "Commitments and Contingencies."

Other

We are entitled to receive fees for providing management, leasing, construction supervision, and asset management services to certain of our joint ventures as further described in Note 6, "Investments in Unconsolidated Joint Ventures." Amounts due from joint ventures and related parties as of December 31, 2023 and 2022 consisted of the following (in thousands):

	December 31, 2023	December 31, 2022
Due from joint ventures	$ 10,603	$ 26,812
Other	1,565	540
Related party receivables	$ 12,168	$ 27,352

11. Noncontrolling Interests on the Company's Consolidated Financial Statements

Noncontrolling interests represent the common and preferred units of limited partnership interest in the Operating Partnership not held by the Company as well as third party equity interests in our other consolidated subsidiaries. Noncontrolling interests in the Operating Partnership are shown in the mezzanine equity while the noncontrolling interests in our other consolidated subsidiaries are shown in the equity section of the Company's consolidated financial statements.

Common Units of Limited Partnership Interest in the Operating Partnership

As of December 31, 2023 and 2022, the noncontrolling interest unit holders owned 5.75%, or 3,949,448 units, and 5.39%, or 3,670,343 units, of the Operating Partnership, respectively. As of December 31, 2023, 3,949,448 shares of our common stock were reserved for issuance upon the redemption of units of limited partnership interest of the Operating Partnership.

Noncontrolling interests in the Operating Partnership is recorded at the greater of its cost basis or fair market value based on the closing stock price of our common stock at the end of the reporting period.

Below is a summary of the activity relating to the noncontrolling interests in the Operating Partnership for the years ended December 31, 2023 and 2022 (in thousands):

	December 31, 2023	December 31, 2022
Balance at beginning of period	$ 269,993	$ 344,252
Distributions	(14,779)	(16,272)
Issuance of common units	25,365	22,855
Redemption and conversion of common units	(18,589)	(40,901)
Net loss	(37,465)	(5,794)
Accumulated other comprehensive income allocation	(1,960)	5,827
Fair value adjustment	15,486	(39,974)
Balance at end of period	$ 238,051	$ 269,993

Preferred Units of Limited Partnership Interest in the Operating Partnership

Below is a summary of the preferred units of limited partnership interest in the Operating Partnership as of December 31, 2023:

Issuance	Stated Distribution Rate	Number of Units Authorized	Number of Units Issued	Number of Units Outstanding	Annual Dividend Per Unit[1]	Liquidation Preference Per Unit[2]	Conversion Price Per Unit[3]	Date of Issuance
Series A [4]	5.00 %	109,161	109,161	109,161	$ 50.0000	$ 1,000.00	$ —	August 2015
Series F	7.00 %	60	60	60	70.0000	1,000.00	29.12	January 2007
Series K	3.50 %	700,000	563,954	341,677	0.8750	25.00	134.67	August 2014
Series L	4.00 %	500,000	378,634	372,634	1.0000	25.00	—	August 2014
Series R	3.50 %	400,000	400,000	400,000	0.8750	25.00	154.89	August 2015
Series S	4.00 %	1,077,280	1,077,280	1,077,280	1.0000	25.00	—	August 2015
Series V [5]	5.00 %	40,000	40,000	40,000	1.2500	25.00	—	May 2019
Series W [6]	(6)	1	1	1	(6)	(6)	(6)	January 2020

(1) Dividends are cumulative, subject to certain provisions.
(2) Units are redeemable at any time at par for cash at the option of the unit holder unless otherwise specified.
(3) If applicable, units are convertible into a number of common units of limited partnership interest in the Operating Partnership equal to (i) the liquidation preference plus accumulated and unpaid distributions on the conversion date divided by (ii) the amount shown in the table.
(4) Issued through a consolidated subsidiary. The units are convertible on a one-for-one basis, into the Series B Preferred Units of limited partnership interest, or the Subsidiary Series B Preferred Units. The Subsidiary Series B Preferred Units can be converted at any time, after July 15, 2024 at the option of the unitholder, into a number of common stock equal to 6.71348 shares of common stock for each Subsidiary Series B Preferred Unit. As such, no Subsidiary Series B Preferred Units have been issued as of December 31, 2023.
(5) The Series V Preferred Units are redeemable at any time after January 1, 2025 at par for cash at the option of the unit holder.
(6) The Series W preferred unit was issued in January 2020 in exchange for the then-outstanding Series O preferred unit. The holder of the Series W preferred unit is entitled to quarterly dividends in an amount calculated as (i) 1,350 multiplied by (ii) the current distribution per common unit of limited partnership in SL Green Operating Partnership. The holder has the right to require the Operating Partnership to repurchase the Series W unit for cash, or convert the Series W unit for Class B units, in each case at a price that is determined based on the closing price of the Company's common stock at the time such right is exercised. The unit's liquidation preference is the fair market value of the unit plus accrued distributions at the time of a liquidation event.

Below is a summary of the activity relating to the preferred units in the Operating Partnership for the years ended December 31, 2023 and 2022 (in thousands):

	December 31, 2023	December 31, 2022
Balance at beginning of period	$ 177,943	$ 196,075
Issuance of preferred units	—	—
Redemption of preferred units	(11,700)	(17,967)
Dividends paid on preferred units	(6,271)	(6,198)
Accrued dividends on preferred units	6,529	6,033
Balance at end of period	$ 166,501	$ 177,943

12. Stockholders' Equity of the Company

Common Stock

Our authorized capital stock consists of 260,000,000 shares, $0.01 par value per share, consisting of 160,000,000 shares of common stock, $0.01 par value per share, 75,000,000 shares of excess stock, at $0.01 par value per share, and 25,000,000 shares of preferred stock, par value $0.01 per share. As of December 31, 2023, 64,726,253 shares of common stock and no shares of excess stock were issued and outstanding.

Share Repurchase Program

In August 2016, our Board of Directors approved a $1.0 billion share repurchase program under which we can buy shares of our common stock. The Board of Directors has since authorized five separate $500.0 million increases to the size of the share repurchase program in the fourth quarter of 2017, second quarter of 2018, fourth quarter of 2018, fourth quarter of 2019, and fourth quarter of 2020 bringing the total program size to $3.5 billion.

The following table summarizes share repurchases executed under the program, excluding the redemption of OP units, for the years ended December 31, 2023, 2022 and 2021 as follows:

Period	Shares repurchased	Average price paid per share	Cumulative number of shares repurchased as part of the repurchase plan or programs
Year ended 2021	4,474,649	$75.44	34,136,627
Year ended 2022	1,971,092	$76.69	36,107,719
Year ended 2023	—	$—	36,107,719

Perpetual Preferred Stock

We have 9,200,000 shares of our 6.50% Series I Cumulative Redeemable Preferred Stock, or the Series I Preferred Stock, outstanding with a mandatory liquidation preference of $25.00 per share. The Series I Preferred stockholders receive annual dividends of $1.625 per share paid on a quarterly basis and dividends are cumulative, subject to certain provisions. We are entitled to redeem the Series I Preferred Stock at any time, in whole or from time to time in part, at par for cash. In August 2012, we received $221.9 million in net proceeds from the issuance of the Series I Preferred Stock, which were recorded net of underwriters' discount and issuance costs, and contributed the net proceeds to the Operating Partnership in exchange for 9,200,000 units of 6.50% Series I Cumulative Redeemable Preferred Units of limited partnership interest, or the Series I Preferred Units.

Dividend Reinvestment and Stock Purchase Plan ("DRSPP")

In February 2021, the Company filed a registration statement with the SEC for our dividend reinvestment and stock purchase plan, or DRSPP, which automatically became effective upon filing. The Company registered 3,500,000 shares of our common stock under the DRSPP. The DRSPP commenced on September 24, 2001.

The following table summarizes SL Green common stock issued, and proceeds received from dividend reinvestments and/or stock purchases under the DRSPP for the years ended December 31, 2023, 2022, and 2021, respectively (dollars in thousands):

	Year Ended December 31,		
	2023	**2022**	**2021**
Shares of common stock issued	**17,180**	10,839	10,387
Dividend reinvestments/stock purchases under the DRSPP	$ **525**	$ 525	$ 738

Earnings per Share

We use the two-class method of computing earnings per share ("EPS"), which is an earnings allocation formula that determines EPS for common stock and any participating securities according to dividends declared (whether paid or unpaid). Under the two-class method, basic EPS is computed by dividing the income available to common stockholders by the weighted-average number of common stock shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from share equivalent activity.

 SL Green's earnings per share for the years ended December 31, 2023, 2022, and 2021 are computed as follows (in thousands):

Numerator		Year Ended December 31,		
		2023	2022	2021
Basic Earnings:				
(Loss) income attributable to SL Green common stockholders	$	(579,509) $	(93,024) $	434,804
Less: distributed earnings allocated to participating securities		(2,655)	(2,219)	(2,398)
Less: undistributed earnings allocated to participating securities		—	—	(192)
Net (loss) income attributable to SL Green common stockholders (numerator for basic earnings per share)	$	(582,164) $	(95,243) $	432,214
Add back: dilutive effect of earnings allocated to participating securities and contingently issuable shares		—	—	2,039
Add back: undistributed earnings allocated to participating securities		—	—	192
Add back: effect of dilutive securities (redemption of units to common shares)		(37,465)	(5,794)	25,457
(Loss) income attributable to SL Green common stockholders (numerator for diluted earnings per share)	$	(619,629) $	(101,037) $	459,902

Denominator	Year Ended December 31,		
	2023	2022	2021
Basic Shares:			
Weighted average common stock outstanding	63,809	63,917	65,740
Effect of Dilutive Securities:			
Operating Partnership units redeemable for common shares	4,163	4,012	3,987
Stock-based compensation plans	—	—	705
Contingently issuable shares	—	—	337
Diluted weighted average common stock outstanding	67,972	67,929	70,769

The Company has excluded 1,273,417 common stock equivalents from the calculation of diluted shares outstanding for the year ended December 31, 2023. The Company has excluded 1,682,236 and 948,017 of common stock equivalents from the calculation of diluted shares outstanding for the years ended December 31, 2022 and 2021, respectively.

13. Partners' Capital of the Operating Partnership

The Company is the sole managing general partner of the Operating Partnership and as of December 31, 2023 owned 64,726,253 general and limited partnership interests in the Operating Partnership and 9,200,000 Series I Preferred Units. Partnership interests in the Operating Partnership are denominated as "common units of limited partnership interest" (also referred to as "OP Units") or "preferred units of limited partnership interest" (also referred to as "Preferred Units"). All references to OP Units and Preferred Units outstanding exclude such units held by the Company. A holder of an OP Unit may present such OP Unit to the Operating Partnership for redemption at any time (subject to restrictions agreed upon at the issuance of OP Units to particular holders that may restrict such right for a period of time, generally one year from issuance). Upon presentation of an OP Unit for redemption, the Operating Partnership must redeem such OP Unit in exchange for the cash equal to the then value of a share of common stock of the Company, except that the Company may, at its election, in lieu of cash redemption, acquire such OP Unit for one share of common stock. Because the number of shares of common stock outstanding at all times equals the number of OP Units that the Company owns, one share of common stock is generally the economic equivalent of one OP Unit, and the quarterly distribution that may be paid to the holder of an OP Unit equals the quarterly dividend that may be paid to the holder of a share of common stock. Each series of Preferred Units makes a distribution that is set in accordance with an amendment to the partnership agreement of the Operating Partnership. Preferred Units may also be convertible into OP Units at the election of the holder thereof or the Company, subject to the terms of such Preferred Units.

Net income (loss) allocated to the preferred unitholders and common unitholders reflects their pro rata share of net income (loss) and distributions.

Limited Partner Units

As of December 31, 2023, limited partners other than SL Green owned 5.75%, or 3,949,448 common units, of the Operating Partnership.

Preferred Units

Preferred units not owned by SL Green are further described in Note 11, "Noncontrolling Interests on the Company's Consolidated Financial Statements - Preferred Units of Limited Partnership Interest in the Operating Partnership."

Earnings per Unit

The Operating Partnership's earnings per unit for the years ended December 31, 2023, 2022, and 2021 respectively are computed as follows (in thousands):

		Year Ended December 31,				
Numerator		**2023**		**2022**		**2021**
Basic Earnings:						
Net (loss) income attributable to SLGOP common unitholders (numerator for diluted earnings per unit)	$	**(616,974)**	$	(98,818)	$	460,261
Less: distributed earnings allocated to participating securities		**(2,655)**		(2,219)		(2,398)
Less: undistributed earnings allocated to participating securities		**—**		—		(192)
Net (loss) income attributable to SLGOP common unitholders (numerator for basic earnings per unit)	$	**(619,629)**	$	(101,037)	$	457,671
Add back: dilutive effect of earnings allocated to participating securities and contingently issuable shares		**—**		—		2,590
(Loss) income attributable to SLGOP common unitholders	$	**(619,629)**	$	(101,037)	$	460,261

	Year Ended December 31,		
Denominator	**2023**	**2022**	**2021**
Basic units:			
Weighted average common units outstanding	**67,972**	67,929	69,667
Effect of Dilutive Securities:			
Stock-based compensation plans	**—**	—	765
Contingently issuable units	**—**	—	337
Diluted weighted average common units outstanding	**67,972**	67,929	70,769

The Operating Partnership has excluded 1,273,417 common unit equivalents from the diluted units outstanding for the years ended December 31, 2023. The Operating Partnership has excluded 1,682,236 and 948,017 common unit equivalents from the diluted units outstanding for the years ended December 31, 2022 and 2021, respectively.

14. Share-based Compensation

We have share-based employee and director compensation plans. Our employees are compensated through the Operating Partnership. Under each plan, whenever the Company issues common or preferred stock, the Operating Partnership issues an equivalent number of units of limited partnership interest of a corresponding class to the Company.

The Fifth Amended and Restated 2005 Stock Option and Incentive Plan, or the 2005 Plan, was approved by the Company's Board of Directors in April 2022 and its stockholders in June 2022 at the Company's annual meeting of stockholders. The 2005 Plan authorizes the issuance of stock options, stock appreciation rights, unrestricted and restricted stock, phantom shares, dividend equivalent rights, cash-based awards and other equity-based awards. Subject to adjustments upon certain corporate transactions or events, awards with respect to up to a maximum of 32,210,000 fungible units may be granted under the 2005 Plan. Currently, different types of awards count against the limit on the number of fungible units differently, with (1) full-value awards (i.e., those that deliver the full value of the award upon vesting, such as restricted stock) counting as 2.59 Fungible Units per share subject to such awards, (2) stock options, stock appreciation rights and other awards that do not deliver full value and expire five years from the date of grant counting as 0.84 fungible units per share subject to such awards, and (3) all other awards (e.g., 10-year stock options) counting as 1.0 fungible units per share subject to such awards. Awards granted under the 2005 Plan prior to the approval of the fifth amendment and restatement in June 2022 continue to count against the fungible unit limit based on the ratios that were in effect at the time such awards were granted, which may be different than the current ratios. As a result, depending on the types of awards issued, the 2005 Plan may result in the issuance of more or less than 32,210,000 shares. If a stock option or other award granted under the 2005 Plan expires or terminates, the common stock subject to any portion of the award that expires or terminates without having been exercised or paid, as the case may be, will again become available for the issuance of additional awards. Shares of our common stock distributed under the 2005 Plan may be treasury shares or authorized but unissued shares. Currently, unless the 2005 Plan has been previously terminated by the Company's Board of Directors, new awards may be granted under the 2005 Plan until June 1, 2032, which is the tenth anniversary of the date that the 2005 Plan was most recently approved by the Company's stockholders. As of December 31, 2023, 3.9 million fungible units were available for issuance under the 2005 Plan after reserving for shares underlying outstanding restricted stock units, phantom stock units granted pursuant to our Non-Employee Directors' Deferral Program and LTIP Units.

Stock Options and Class O LTIP Units

Options are granted with an exercise price at the fair market value of the Company's common stock on the date of grant and, subject to employment, generally expire five years or ten years from the date of grant, are not transferable other than on death, and generally vest in one year to five years commencing one year from the date of grant. We have also granted Class O LTIP Units, which are a class of LTIP Units in the Operating Partnership structured to provide economics similar to those of stock options. Class O LTIP Units, once vested, may be converted, at the election of the holder, into a number of common units of the Operating Partnership per Class O LTIP Unit determined by the increase in value of a share of the Company's common stock at the time of conversion over a participation threshold, which equals the fair market value of a share of the Company's common stock at the time of grant. Class O LTIP Units are entitled to distributions, subject to vesting, equal per unit to 10% of the per unit distributions paid with respect to the common units of the Operating Partnership.

The fair value of each stock option or LTIP Unit granted is estimated on the date of grant using the Black-Scholes option pricing model based on historical information. There were no options granted during the years ended December 31, 2023, 2022, and 2021.

A summary of the status of the Company's stock options as of December 31, 2023, 2022, and 2021 and changes during the years ended December 31, 2023, 2022, and 2021 are as follows:

	Year Ended December 31,					
	2023		2022		2021	
	Options Outstanding	Weighted Average Exercise Price	Options Outstanding	Weighted Average Exercise Price	Options Outstanding	Weighted Average Exercise Price
Balance at beginning of year	**313,480**	**$ 97.59**	394,089	$ 100.56	761,686	$ 105.76
Exercised	**—**	**—**	—	—	(11,314)	72.30
Lapsed or canceled	**(197,500)**	**84.14**	(80,609)	112.14	(356,283)	112.56
Balance at end of year	**115,980**	**$ 103.52**	313,480	$ 97.59	394,089	$ 100.56
Options exercisable at end of year	**115,980**	**$ 103.52**	313,480	$ 97.59	394,089	$ 100.56

The remaining weighted average contractual life of the options outstanding was 3.0 years and the remaining average contractual life of the options exercisable was 3.0 years.

During the years ended December 31, 2023, 2022, and 2021, we recognized no compensation expense related to options. As of December 31, 2023, there was no unrecognized compensation cost related to unvested stock options.

Restricted Shares

Shares are granted to certain employees, including our executives, and vesting occurs upon the completion of a service period or our meeting established financial performance criteria. Vesting occurs at rates ranging from 15% to 35% once performance criteria are reached.

A summary of the Company's restricted stock as of December 31, 2023, 2022, and 2021 and changes during the years ended December 31, 2023, 2022, and 2021 are as follows:

	Year Ended December 31,		
	2023	**2022**	**2021**
Balance at beginning of year	**3,758,174**	3,459,363	3,337,545
Granted	**337,350**	314,995	141,515
Canceled	**(6,350)**	(16,184)	(19,697)
Balance at end of year	**4,089,174**	3,758,174	3,459,363
Vested during the year	**147,915**	118,255	122,759
Compensation expense recorded	$ **7,766,055**	$ 10,133,905	$ 8,497,054
Total fair value of restricted stock granted during the year	$ **15,789,540**	$ 16,804,931	$ 9,214,531

The fair value of restricted stock that vested during the years ended December 31, 2023, 2022, and 2021 was $10.2 million, $9.7 million and $11.3 million, respectively. As of December 31, 2023, there was $20.2 million of total unrecognized compensation cost related to restricted stock, which is expected to be recognized over a weighted average period of 2.3 years.

We granted LTIP Units, which include bonus, time-based and performance-based awards, with a fair value of $38.1 million and $45.0 million during the years ended December 31, 2023 and 2022, respectively. The grant date fair value of the LTIP Unit awards was calculated in accordance with ASC 718. A third-party consultant determined that the fair value of the LTIP Units has a discount to our common stock price. The discount was calculated by considering the inherent uncertainty that the LTIP Units will reach parity with other common partnership units and the illiquidity due to transfer restrictions. As of December 31, 2023, there was $27.1 million of total unrecognized compensation expense related to the time-based and performance-based awards, which is expected to be recognized over a weighted average period of 1.6 years.

During the years ended December 31, 2023, 2022, and 2021, we recorded compensation expense related to bonus, time-based and performance-based awards of $50.4 million, $43.5 million, and $41.9 million, respectively.

For the years ended December 31, 2023, 2022, and 2021, $1.4 million, $1.8 million, and $2.1 million, respectively, was capitalized to assets associated with compensation expense related to our long-term compensation plans, restricted stock and stock options.

Deferred Compensation Plan for Directors

Under our Non-Employee Director's Deferral Program, which commenced July 2004, the Company's non-employee directors may elect to defer up to 100% of their annual retainer fee, chairman fees, meeting fees and annual stock grant. Unless otherwise elected by a participant, fees deferred under the program shall be credited in the form of phantom stock units. The program provides that a director's phantom stock units generally will be settled in an equal number of shares of common stock upon the earlier of (i) the January 1 coincident with or the next following such director's termination of service from the Board of Directors or (ii) a change in control by us, as defined by the program. Phantom stock units are credited to each non-employee director quarterly using the closing price of our common stock on the first business day of the respective quarter. Each participating non-employee director is also credited with dividend equivalents or phantom stock units based on the dividend rate for each quarter, which are either paid in cash currently or credited to the director's account as additional phantom stock units.

During the year ended December 31, 2023, 39,302 phantom stock units and 27,739 shares of common stock were issued to our Board of Directors. We recorded compensation expense of $2.7 million during the year ended December 31, 2023 related to the Deferred Compensation Plan. As of December 31, 2023, there were 230,295 phantom stock units outstanding pursuant to our Non-Employee Director's Deferral Program.

Employee Stock Purchase Plan

In 2007, the Company's Board of Directors adopted the 2008 Employee Stock Purchase Plan, or ESPP, to provide equity-based incentives to eligible employees. The ESPP is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code, and has been adopted by the board to enable our eligible employees to purchase the Company's shares of common stock through payroll deductions. The ESPP became effective on January 1, 2008 with a maximum of 500,000 shares of the common stock available for issuance, subject to adjustment upon a merger, reorganization, stock split or other similar corporate change. The Company filed a registration statement on Form S-8 with the SEC with respect to the ESPP. The common stock is offered for purchase through a series of successive offering periods. Each offering period will be three months in duration and will begin on the first day of each calendar quarter, with the first offering period having commenced on January 1, 2008. The ESPP provides for eligible employees to purchase the common stock at a purchase price equal to 85% of the lesser of (1) the market value of the common stock on the first day of the offering period or (2) the market value of the common stock on the last day of the offering period. The ESPP was approved by our stockholders at our 2008 annual meeting of stockholders. As of December 31, 2023, 224,159 shares of our common stock had been issued under the ESPP.

15. Accumulated Other Comprehensive Income

The following tables set forth the changes in accumulated other comprehensive income by component as of December 31, 2023, 2022 and 2021 (in thousands):

	Net unrealized gain (loss) on derivative instruments [1]	SL Green's share of joint venture net unrealized gain (loss) on derivative instruments [2]	Net unrealized (loss) gain on marketable securities	Total
Balance at December 31, 2020	$ (57,415)	$ (10,853)	$ 1,021	$ (67,247)
Other comprehensive income (loss) before reclassifications	14,908	(18,015)	96	(3,011)
Amounts reclassified from accumulated other comprehensive loss	16,626	6,874	—	23,500
Balance at December 31, 2021	(25,881)	(21,994)	1,117	(46,758)
Other comprehensive income (loss) before reclassifications	78,300	23,405	(1,359)	100,346
Amounts reclassified from accumulated other comprehensive income	(4,619)	635	—	(3,984)
Balance at December 31, 2022	47,800	2,046	(242)	49,604
Other comprehensive (loss) income before reclassifications	17,269	6,950	(1,549)	22,670
Amounts reclassified from accumulated other comprehensive income	(39,717)	(15,080)	—	(54,797)
Balance at December 31, 2023	$ 25,352	$ (6,084)	$ (1,791)	$ 17,477

(1) Amount reclassified from accumulated other comprehensive income is included in interest expense in the respective consolidated statements of operations. As of December 31, 2023 and 2022, the deferred net gains from these terminated hedges, which is included in accumulated other comprehensive income relating to net unrealized gain (loss) on derivative instruments, was ($0.4 million) and ($0.5 million), respectively.

(2) Amount reclassified from accumulated other comprehensive income is included in equity in net loss from unconsolidated joint ventures in the respective consolidated statements of operations.

16. Fair Value Measurements

We are required to disclose fair value information with regard to certain of our financial instruments, whether or not recognized in the consolidated balance sheets, for which it is practical to estimate fair value. The FASB guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. We measure and/or disclose the estimated fair value of certain financial assets and liabilities based on a hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity and the reporting entity's own assumptions about market participant assumptions. This hierarchy consists of three broad levels: Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date; Level 2 - inputs other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and Level 3 - unobservable inputs for the asset or liability that are used when little or no market data is available. We follow this hierarchy for our assets and liabilities measured at fair value on a recurring and nonrecurring basis. In instances in which the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level of input that is significant to the fair value measurement in its entirety. Our assessment of the significance of the particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

The following tables set forth the assets and liabilities that we measure at fair value on a recurring and non-recurring basis by their levels in the fair value hierarchy as of December 31, 2023 and 2022 (in thousands):

| | December 31, 2023 | | | |
	Total	Level 1	Level 2	Level 3
Assets:				
Marketable securities available-for-sale	$ 9,591	$ —	$ 9,591	$ —
Interest rate cap and swap agreements (included in Other assets)	$ 33,456	$ —	$ 33,456	$ —
Liabilities:				
Interest rate cap and swap agreements (included in Other liabilities)	$ 17,108	$ —	$ 17,108	$ —

| | December 31, 2022 | | | |
	Total	Level 1	Level 2	Level 3
Assets:				
Marketable securities available-for-sale	$ 11,240	$ —	$ 11,240	$ —
Interest rate cap and swap agreements (included in Other assets)	$ 57,660	$ —	$ 57,660	$ —
Liabilities:				
Interest rate cap and swap agreements (included in Other liabilities)	$ 10,142	$ —	$ 10,142	$ —

We evaluate real estate investments and debt and preferred equity investments, including intangibles, for potential impairment primarily utilizing cash flow projections that apply, among other things, estimated revenue and expense growth rates, discount rates and capitalization rates, as well as sales comparison approach, which utilizes comparable sales, listings and sales contracts. All of which are classified as Level 3 inputs.

In June 2023, the Company sold a 49.9% interest in its 245 Park Avenue investment, which resulted in the Company no longer retaining a controlling interest in the entity, as defined in ASC 810, and deconsolidation of the 50.1% interest we retained. We recorded our investment at fair value which resulted in the recognition of a fair value adjustment of ($17.0 million) during the year ended December 31, 2023. The fair value of our investment was determined by the terms of the joint venture agreement.

In September 2022, the Company recorded at fair value the assets acquired and liabilities assumed at 245 Park Avenue. This fair value was determined using a third-party valuation which primarily utilized cash flow projections that apply, among other things, estimated revenue and expense growth rates, discount rates and capitalization rates, as well as sales comparison approach, which utilizes comparable sales, listings and sales contracts, all of which are classified as Level 3 inputs.

Marketable securities classified as Level 1 are derived from quoted prices in active markets. The valuation technique used to measure the fair value of marketable securities classified as Level 2 were valued based on quoted market prices or model driven valuations using the significant inputs derived from or corroborated by observable market data. We do not intend to sell these securities and it is not more likely than not that we will be required to sell the investments before recovery of their amortized cost bases.

The fair value of derivative instruments is based on current market data received from financial sources that trade such instruments and are based on prevailing market data and derived from third party proprietary models based on well-recognized financial principles and reasonable estimates about relevant future market conditions, which are classified as Level 2 inputs.

The financial assets and liabilities that are not measured at fair value on our consolidated balance sheets include cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued expenses, debt and preferred equity investments, mortgages and other loans payable and other secured and unsecured debt. The carrying amount of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable and accrued expenses reported in our consolidated balance sheets approximates fair value due to the short-term nature of these instruments. The fair value of debt and preferred equity investments, which is classified as Level 3, is estimated by discounting the future cash flows using current interest rates at which similar loans with the same maturities would be made to borrowers with similar credit ratings. The fair value of borrowings, which is classified as Level 3, is estimated by discounting the contractual cash flows of each debt instrument to their present value using adjusted market interest rates, which is provided by a third-party specialist.

The following table provides the carrying value and fair value of these financial instruments as of December 31, 2023 and December 31, 2022 (in thousands):

| | December 31, 2023 | | December 31, 2022 | |
	Carrying Value [1]	Fair Value	Carrying Value [1]	Fair Value
Debt and preferred equity investments	$ 346,745	[2]	$ 623,280	[2]
Fixed rate debt	$ 3,237,386	$ 3,184,338	$ 5,015,814	$ 4,784,691
Variable rate debt [3]	270,000	268,787	520,148	519,669
Total debt	$ 3,507,386	$ 3,453,125	$ 5,535,962	$ 5,304,360

(1) Amounts exclude net deferred financing costs.
(2) As of December 31, 2023, debt and preferred equity investments had an estimated fair value of approximately $0.3 billion. As of December 31, 2022, debt and preferred equity investments had an estimated fair value ranging between $0.6 billion and $0.6 billion.
(3) As of December 31, 2023, variable rate debt with a carrying value of $110.0 million and fair value of $108.6 million is included in the Company's alternative strategy portfolio.

Disclosures regarding fair value of financial instruments was based on pertinent information available to us as of December 31, 2023 and 2022. Such amounts have not been comprehensively revalued for purposes of these financial statements since that date and current estimates of fair value may differ significantly from the amounts presented herein.

17. Financial Instruments: Derivatives and Hedging

In the normal course of business, we use a variety of commonly used derivative instruments, including, but not limited to, interest rate swaps, caps, collars and floors, to manage, or hedge interest rate risk. We hedge our exposure to variability in future cash flows for forecasted transactions in addition to anticipated future interest payments on existing debt. We recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges are adjusted to fair value through earnings. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedge asset, liability, or firm commitment through earnings, or recognized in other comprehensive income (loss) until the hedged item is recognized in earnings. Reported net income and equity may increase or decrease prospectively, depending on future levels of interest rates and other variables affecting the fair values of derivative instruments and hedged items, but will have no effect on cash flows. Currently, all of our designated derivative instruments are effective hedging instruments.

The following table summarizes the notional value at inception and fair value of our consolidated derivative financial instruments as of December 31, 2023 based on Level 2 information. The notional value is an indication of the extent of our involvement in these instruments at that time, but does not represent exposure to credit, interest rate or market risks (dollars in thousands).

	Notional Value	Strike Rate	Effective Date	Expiration Date	Balance Sheet Location	Fair Value
Interest Rate Swap	150,000	2.600 %	December 2021	January 2024	Other Assets	$ 11
Interest Rate Swap	200,000	4.490 %	November 2022	January 2024	Other Assets	5
Interest Rate Swap	200,000	4.411 %	November 2022	January 2024	Other Assets	5
Interest Rate Cap	370,000	3.250 %	June 2023	June 2024	Other Assets	3,158
Interest Rate Cap	370,000	3.250 %	June 2023	June 2024	Other Liabilities	(3,145)
Interest Rate Swap	150,000	2.621 %	December 2021	January 2026	Other Assets	4,011
Interest Rate Swap	200,000	2.662 %	December 2021	January 2026	Other Assets	5,196
Interest Rate Swap	100,000	2.903 %	February 2023	February 2027	Other Assets	2,281
Interest Rate Swap	100,000	2.733 %	February 2023	February 2027	Other Assets	2,775
Interest Rate Swap	50,000	2.463 %	February 2023	February 2027	Other Assets	1,781
Interest Rate Swap	200,000	2.591 %	February 2023	February 2027	Other Assets	6,378
Interest Rate Swap	300,000	2.866 %	July 2023	May 2027	Other Assets	7,306
Interest Rate Swap	150,000	3.524 %	January 2024	May 2027	Other Assets	549
Interest Rate Swap	370,000	3.888 %	November 2022	June 2027	Other Liabilities	(3,044)
Interest Rate Swap	300,000	4.487 %	November 2024	November 2027	Other Liabilities	(10,273)
Interest Rate Swap	100,000	3.756 %	January 2023	January 2028	Other Liabilities	(646)
						$ 16,348

During the year ended December 31, 2023, we recorded a loss of $10.4 million based on the changes in the fair value of an interest rate cap we sold and a forward-starting interest rate swap, which is included in Purchase price and other fair value adjustments in the consolidated statements of operations. During the year ended December 31, 2022, we recorded a loss of $1.7 million based on the changes in the fair value of an interest rate cap we sold. No interest rate caps were sold or forward-starting interest rate swaps entered into during the year ended December 31, 2021. During the years ended December 31, 2023, 2022, and 2021, we recorded losses of $0.2 million, $0.3 million, and $0.0 million, respectively, on the changes in the fair value, which is included in interest expense in the consolidated statements of operations.

Certain agreements the Company has with each of its derivative counterparties contain a provision where if the Company defaults on any of its indebtedness, then the Company could also be declared in default on its derivative obligations. As of December 31, 2023, the fair value of derivatives in a net liability position, including accrued interest but excluding any adjustment for nonperformance risk related to these agreements was $17.5 million. As of December 31, 2023, the Company was not required to post any collateral related to these agreements and was not in breach of any agreement provisions. If the Company had breached any of these provisions, it could have been required to settle its obligations under the agreements at their aggregate termination value of $18.3 million as of December 31, 2023.

Gains and losses on terminated hedges are included in accumulated other comprehensive income, and are recognized into earnings over the term of the related obligation. Over time, the realized and unrealized gains and losses held in accumulated other comprehensive income will be reclassified into earnings as an adjustment to interest expense in the same periods in which the hedged interest payments affect earnings. We estimate that ($32.5 million) of the current balance held in accumulated other comprehensive income will be reclassified into interest expense and ($7.6 million) of the portion related to our share of joint venture accumulated other comprehensive income (loss) will be reclassified into equity in net loss from unconsolidated joint ventures within the next 12 months.

The following table presents our derivative financial instruments and our share of our joint ventures' derivative financial instruments that are designated and qualify as hedging instruments on the consolidated statements of operations for the years ended December 31, 2023, 2022, and 2021, respectively (in thousands):

Derivative	Amount of Gain (Loss) Recognized in Other Comprehensive (Loss) Income			Location of Gain (Loss) Reclassified from Accumulated Other Comprehensive Income into Income	Amount of Gain (Loss) Reclassified from Accumulated Other Comprehensive Income into Income		
	Year Ended December 31,				Year Ended December 31,		
	2023	2022	2021		2023	2022	2021
Interest Rate Swaps/Caps	$ 18,484	$ 83,162	$ 15,643	Interest expense	$ 42,270	$ 4,989	$ (17,602)
Share of unconsolidated joint ventures' derivative instruments	7,399	24,783	(19,400)	Equity in net loss from unconsolidated joint ventures	16,050	(673)	(7,582)
	$ 25,883	$ 107,945	$ (3,757)		$ 58,320	$ 4,316	$ (25,184)

The following table summarizes the notional value at inception and fair value of our joint ventures' derivative financial instruments as of December 31, 2023 based on Level 2 information. The notional value is an indication of the extent of our involvement in these instruments at that time, but does not represent exposure to credit, interest rate or market risks (dollars in thousands).

	Notional Value	Strike Rate	Effective Date	Expiration Date	Classification	Fair Value
Interest Rate Cap	$ 220,000	4.000 %	February 2023	February 2024	Asset	$ 318
Interest Rate Cap	484,069	0.490 %	February 2022	May 2024	Asset	8,331
Interest Rate Cap	484,069	0.490 %	February 2022	May 2024	Asset	8,330
Interest Rate Cap	505,412	3.000 %	June 2023	June 2024	Asset	4,948
Interest Rate Cap	272,000	4.000 %	August 2023	August 2024	Asset	1,675
Interest Rate Cap	477,783	3.500 %	September 2023	September 2024	Asset	5,213
Interest Rate Cap	278,161	4.000 %	May 2024	November 2024	Asset	948
Interest Rate Cap	278,161	4.000 %	May 2024	November 2024	Asset	948
Interest Rate Swap	250,000	3.608 %	April 2023	February 2026	Asset	1,819
Interest Rate Swap	250,000	3.608 %	April 2023	February 2026	Asset	1,818
Interest Rate Swap	177,000	1.555 %	December 2022	February 2026	Asset	8,686
						$ 43,034

18. Lease Income

The Operating Partnership is the lessor and the sublessor to tenants under operating and sales-type leases. The minimum rental amounts due under the leases are generally subject to scheduled fixed increases or adjustments. The leases generally also require that the tenants reimburse us for increases in certain operating costs and real estate taxes above their base year costs.

Future minimum rents to be received over the next five years and thereafter for operating leases in effect at December 31, 2023 are as follows (in thousands):

2024	$ 496,311
2025	470,673
2026	426,247
2027	371,117
2028	316,789
Thereafter	1,339,758
	$ 3,420,895

The components of lease income from operating leases in effect at December 31, 2023, 2022 and 2021 were as follows (in thousands):

	Year Ended December 31,					
	2023		**2022**		**2021**	
Fixed lease payments	$	**589,469**	$	583,107	$	608,793
Variable lease payments		**79,641**		82,676		73,543
Total lease payments [1]	$	**669,110**	$	665,783	$	682,336
Amortization of acquired above and below-market leases		**14,225**		5,717		(4,160)
Total rental revenue	$	**683,335**	$	671,500	$	678,176

[1] Amounts include $196.5 million and $222.1 million of sublease income for the years ended December 31, 2023 and 2022, respectively.

The table below summarizes our investment in sales-type leases as of December 31, 2023:

Property	Year of Current Expiration	Year of Final Expiration [1]
15 Beekman [2]	2089	2089

[1] Reflects exercise of all available renewal options.
[2] In August 2020, the Company formed a joint venture, which then entered into a long-term sublease with the Company for the building at 15 Beekman. See Note 6, "Investments in Unconsolidated Joint Ventures."

Future minimum lease payments to be received over the next five years and thereafter for our sales-type leases with initial terms in excess of one year as of December 31, 2023 are as follows (in thousands):

	Sales-type leases	
2024	$	3,180
2025		3,228
2026		3,276
2027		3,325
2028		3,375
Thereafter		196,794
Total minimum lease payments	$	213,178
Amount representing interest		(107,544)
Investment in sales-type leases [1]	$	105,634

[1] This amount is included in Other assets in our consolidated balance sheets.

The components of lease income from sales-type leases during the years ended December 31, 2023, 2022 and 2021 were as follows (in thousands):

	Year Ended December 31,					
	2023		**2022**		**2021**	
Interest income [1]	$	**4,444**	$	4,389	$	4,422

[1] These amounts are included in Other income in our consolidated statements of operations.

19. Benefit Plans

The building employees are covered by multi-employer defined benefit pension plans and post-retirement health and welfare plans. We participate in the Building Service 32BJ, or Union, Pension Plan and Health Plan. The Pension Plan is a multi-employer, non-contributory defined benefit pension plan that was established under the terms of collective bargaining agreements between the Service Employees International Union, Local 32BJ, the Realty Advisory Board on Labor Relations, Inc. and certain other employees. This Pension Plan is administered by a joint board of trustees consisting of union trustees and employer trustees and operates under employer identification number 13-1879376. The Pension Plan year runs from July 1 to June 30. Employers contribute to the Pension Plan at a fixed rate on behalf of each covered employee. Separate actuarial information regarding such pension plans is not made available to the contributing employers by the union administrators or trustees, since the plans do not maintain separate records for each reporting unit. However, on September 28, 2021, September 28, 2022 and September 28, 2023, the actuary certified that for the plan years beginning July 1, 2021, July 1, 2022 and July 1, 2023, the Pension Plan was in critical or endangered status under the Pension Protection Act of 2006. The Pension Plan trustees adopted a rehabilitation plan consistent with this requirement. No surcharges have been paid to the Pension Plan as of December 31, 2023. For the Pension Plan years ended June 30, 2023, 2022 and 2021, the plan received contributions from employers totaling $317.9 million, $305.7 million and $290.1 million, respectively. Our contributions to the Pension Plan represent less than 5.0% of total contributions to the plan.

The Health Plan was established under the terms of collective bargaining agreements between the Union, the Realty Advisory Board on Labor Relations, Inc. and certain other employers. The Health Plan provides health and other benefits to eligible participants employed in the building service industry who are covered under collective bargaining agreements, or other written agreements, with the Union. The Health Plan is administered by a Board of Trustees with equal representation by the employers and the Union and operates under employer identification number 13-2928869. The Health Plan receives contributions in accordance with collective bargaining agreements or participation agreements. Generally, these agreements provide that the employers contribute to the Health Plan at a fixed rate on behalf of each covered employee. For the Health Plan years ended, June 30, 2023, 2022 and 2021, the plan received contributions from employers totaling $1.9 billion, $1.6 billion and $1.5 billion, respectively. Our contributions to the Health Plan represent less than 5.0% of total contributions to the plan.

Contributions we made to the multi-employer plans for the years ended December 31, 2023, 2022 and 2021 are included in the table below (in thousands):

		Year Ended December 31,				
Benefit Plan		**2023**		**2022**		**2021**
Pension Plan	$	2,111	$	1,952	$	1,994
Health Plan		7,191		6,386		6,333
Other plans		789		807		849
Total plan contributions	$	10,091	$	9,145	$	9,176

401(K) Plan

In August 1997, we implemented a 401(K) Savings/Retirement Plan, or the 401(K) Plan, to cover eligible employees of ours, and any designated affiliate. The 401(K) Plan permits eligible employees to defer up to 15% of their annual compensation, subject to certain limitations imposed by the Code. The employees' elective deferrals are immediately vested and non-forfeitable upon contribution to the 401(K) Plan. During 2003, we amended our 401(K) Plan to provide for discretionary matching contributions only. For 2023, 2022 and 2021, a matching contribution equal to 100% of the first 4% of annual compensation was made. For the years ended December 31, 2023, 2022 and 2021, we made matching contributions of $1.8 million, $1.5 million, and $1.5 million, respectively.

20. Commitments and Contingencies

Legal Proceedings

As of December 31, 2023, the Company and the Operating Partnership were not involved in any material litigation nor, to management's knowledge, was any material litigation threatened against us or our portfolio which if adversely determined could have a material adverse impact on us.

Environmental Matters

Our management believes that the properties are in compliance in all material respects with applicable Federal, state and local ordinances and regulations regarding environmental issues. Management is not aware of any environmental liability that it believes would have a materially adverse impact on our financial position, results of operations or cash flows. Management is unaware of any instances in which it would incur significant environmental cost if any of our properties were sold.

Employment Agreements

We have entered into employment agreements with certain executives, which expire between January 2025 and January 2026. The minimum cash-based compensation associated with these employment agreements, which is comprised only of base salary, totals $2.4 million for 2024.

Insurance

We maintain "all-risk" property and rental value coverage (including coverage regarding the perils of flood, earthquake and terrorism, excluding nuclear, biological, chemical, and radiological terrorism ("NBCR"), within two property insurance programs and liability insurance. Separate property and liability coverage may be purchased on a stand-alone basis for certain assets, such as development projects. Additionally, one of our captive insurance companies, Belmont Insurance Company, or Belmont, provides coverage for NBCR terrorist acts above a specified trigger. Belmont's retention is reinsured by our other captive insurance company, Ticonderoga Insurance Company ("Ticonderoga"). If Belmont or Ticonderoga are required to pay a claim under our insurance policies, we would ultimately record the loss to the extent of required payments. However, there is no assurance that in the future we will be able to procure coverage at a reasonable cost. Further, if we experience losses that are uninsured or that exceed policy limits, we could lose the capital invested in the damaged properties as well as the anticipated future cash flows from those properties. Additionally, our debt instruments contain customary covenants requiring us to maintain insurance and we could default under our debt instruments if the cost and/or availability of certain types of insurance make it impractical or impossible to comply with such covenants relating to insurance. Belmont and Ticonderoga provide coverage solely on properties owned by the Company or its affiliates.

Furthermore, with respect to certain of our properties, including properties held by joint ventures or subject to triple net leases, insurance coverage is obtained by a third-party and we do not control the coverage. While we may have agreements with such third parties to maintain adequate coverage and we monitor these policies, such coverage ultimately may not be maintained or adequately cover our risk of loss.

Belmont had loss reserves of $3.3 million and $3.1 million as of December 31, 2023 and 2022, respectively. Ticonderoga had no loss reserves as of December 31, 2023 and 2022.

Lease Arrangements

We are a tenant under leases for certain properties, including ground leases. These leases have expirations from 2033 to 2119, or 2043 to 2119 as fully extended. Certain leases offer extension options which we assess against relevant economic factors to determine whether we are reasonably certain of exercising or not exercising the option. Lease payments associated with renewal periods that we are reasonably certain will be exercised, if any, are included in the measurement of the corresponding lease liability and right of use asset.

Certain of our leases are subject to rent resets, generally based on a percentage of the then fair market value, a fixed amount, or a percentage of the preceding rent at specified future dates. Rent resets will be recognized in the periods in which they are incurred. Additionally, certain of our leases are subject to percentage rent arrangements based on thresholds established in the lease agreement, such as percentage of sales at the property. Percentage rents will be recognized in the periods in which they are incurred.

The table below summarizes our current lease arrangements as of December 31, 2023:

Property [1]	Year of Current Expiration	Year of Final Expiration [2]
711 Third Avenue [3]	2033	2083
1185 Avenue of the Americas	2043	2043
SL Green Headquarters at One Vanderbilt Avenue [4]	2043	2048
420 Lexington Avenue	2050	2080
SUMMIT One Vanderbilt	2058	2070
15 Beekman [5][6]	2119	2119

(1)   All leases are classified as operating leases unless otherwise specified.
(2)   Reflects exercise of all available extension options.
(3)   The Company owns 50% of the fee interest.
(4)   In March 2021, the Company commenced its lease for its corporate headquarters at One Vanderbilt Avenue. See note 10, "Related Party Transactions."
(5)   The Company has an option to purchase the ground lease for a fixed price on a specific date. The lease is classified as a financing lease.
(6)   In August 2020, the Company entered into a long-term sublease with an unconsolidated joint venture as part of the capitalization of the 15 Beekman development project. See Note 6, "Investments in Unconsolidated Joint Ventures."

The following is a schedule of future minimum lease payments as evaluated in accordance with ASC 842 for our financing leases and operating leases with initial terms in excess of one year as of December 31, 2023 (in thousands):

	Financing leases	Operating leases
2024	$ 3,180	$ 53,455
2025	3,228	53,595
2026	3,276	53,734
2027	3,325	53,746
2028	3,375	54,211
Thereafter	196,794	1,208,864
Total minimum lease payments	$ 213,178	$ 1,477,605
Amount representing interest	(107,647)	—
Amount discounted using incremental borrowing rate	—	(649,913)
Total lease liabilities excluding liabilities related to assets held for sale	$ 105,531	$ 827,692
Total lease liabilities	$ 105,531	$ 827,692

The following table provides lease cost information for the Company's operating leases for the years ended December 31, 2023, 2022 and 2021 (in thousands):

Operating Lease Costs	Year Ended December 31,		
	2023	2022	2021
Operating lease costs before capitalized operating lease costs	$ 29,637	$ 33,773	$ 30,270
Operating lease costs capitalized	(2,345)	(6,830)	(3,716)
Operating lease costs, net [1]	$ 27,292	$ 26,943	$ 26,554

(1)   This amount is included in Operating lease rent in our consolidated statements of operations.

The following table provides lease cost information for the Company's financing leases for the years ended December 31, 2023, 2022 and 2021 (in thousands):

	Year Ended December 31,		
Financing Lease Costs	**2023**	**2022**	**2021**
Interest on financing leases before capitalized interest	$ 4,446	$ 4,555	$ 5,448
Interest on financing leases capitalized	—	—	—
Interest on financing leases, net [1]	4,446	4,555	5,448
Amortization of right-of-use assets [2]	—	—	660
Financing lease costs, net	$ 4,446	$ 4,555	$ 6,108

(1) These amounts are included in Interest expense, net of interest income in our consolidated statements of operations.
(2) These amounts are included in Depreciation and amortization in our consolidated statements of operations.

As of December 31, 2023, the weighted-average discount rate used to calculate the lease liabilities was 4.46%. As of December 31, 2023, the weighted-average remaining lease term was 28 years, inclusive of purchase options expected to be exercised.

21. Segment Information

The Company has three reportable segments, real estate, debt and preferred equity investments, and SUMMIT. In the fourth quarter of 2023, due to quantitative thresholds, SUMMIT was identified as a reportable segment. As such, prior period segment data has been restated to reflect SUMMIT as a reportable segment for comparative purposes.

We evaluate real estate performance and allocate resources based on earnings contributions. The primary sources of revenue are generated from tenant rents, escalations and reimbursement revenue. Real estate property operating expenses consist primarily of security, maintenance, utility costs, insurance, real estate taxes and, at certain properties, ground rent expense. See Note 5, "Debt and Preferred Equity Investments," for additional details on our debt and preferred equity investments. SUMMIT currently operates one location at One Vanderbilt Avenue in midtown Manhattan with the primary source of revenue generated from ticket sales.

Selected consolidated results of operations for the years ended December 31, 2023, 2022, and 2021, and selected asset information as of December 31, 2023 and 2022, regarding our operating segments are as follows (in thousands):

	Real Estate	SUMMIT	Debt and Preferred Equity	Total Company
Total revenues				
Years ended:				
December 31, 2023	$ 760,745	$ 118,260	$ 34,705	$ 913,710
December 31, 2022	749,293	89,048	81,113	919,454
December 31, 2021	764,659	16,311	80,340	861,310
Net (loss) income				
Years ended:				
December 31, 2023	$ (612,884)	$ 6,101	$ 7,446	$ (599,337)
December 31, 2022	(128,615)	(3,668)	55,980	(76,303)
December 31, 2021	413,401	(1,008)	68,239	480,632
Total assets				
As of:				
December 31, 2023	$ 8,716,738	$ 464,799	$ 349,644	$ 9,531,181
December 31, 2022	11,265,789	461,629	628,376	12,355,794

We allocate loan loss reserves, net of recoveries, and transaction related costs to the debt and preferred equity segment. We do not allocate marketing, general and administrative expenses to the debt and preferred equity segment because that segment does not have dedicated personnel and the use of personnel and resources is dependent on transaction volume between the three segments, which varies between periods. In addition, we base performance on the individual segments prior to allocating marketing, general and administrative expenses. SUMMIT segment incurs its own marketing, general and administrative expenses for its dedicated personnel, which are included in SUMMIT Operator expenses in the consolidated statements of operations. For the years ended, December 31, 2023, 2022, and 2021 marketing, general and administrative expenses totaled $111.4 million, $93.8 million, and $94.9 million respectively. All other expenses, except interest and SUMMIT operator expenses, relate entirely to the real estate assets.

There were no transactions between the above three segments other than the SUMMIT lease with our One Vanderbilt Avenue joint venture, which is part of the real estate segment. See Note 10, "Related Party Transactions."

SL Green Realty Corp. and SL Green Operating Partnership, L.P.
Schedule III - Real Estate and Accumulated Depreciation
December 31, 2023
(in thousands)

Column A	Column B	Column C Initial Cost		Column D Cost Capitalized Subsequent To Acquisition [1]		Column E Gross Amount at Which Carried at Close of Period			Column F	Column G	Column H	Column I
Description [2]	Encumbrances	Land	Building & Improvements	Land	Building & Improvements	Land	Building & Improvements [3]	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation is Computed
420 Lexington Ave	$ 277,238	$ —	$ 333,499	$ —	$ 242,766	$ —	$ 576,265	$ 576,265	$ 227,258	1927	3/1998	Various
711 Third Avenue	—	19,844	115,769	—	72,821	19,844	188,590	208,434	91,897	1955	5/1998	Various
555 W. 57th Street	—	18,846	140,946	—	12,521	18,846	153,467	172,313	98,508	1971	1/1999	Various
461 Fifth Avenue	—	—	88,276	28,873	12,680	28,873	100,956	129,829	45,700	1988	10/2003	Various
750 Third Avenue	—	51,093	251,523	—	83,936	51,093	335,459	386,552	112,937	1958	7/2004	Various
485 Lexington Avenue	450,000	78,282	452,631	—	(15,086)	78,282	437,545	515,827	201,735	1956	12/2004	Various
810 Seventh Avenue	—	114,077	550,819	—	5,406	114,077	556,225	670,302	238,462	1970	1/2007	Various
1185 Avenue of the Americas	—	—	791,106	—	139,416	—	930,522	930,522	404,093	1969	1/2007	Various
1350 Avenue of the Americas	—	90,941	431,517	—	14,566	90,941	446,083	537,024	196,985	1966	1/2007	Various
1-6 Landmark Square [4]	100,000	27,852	161,343	(6,939)	(23,245)	20,913	138,098	159,011	46,789	1973-1984	1/2007	Various
7 Landmark Square [4]	—	1,721	8,417	(1,338)	(6,240)	383	2,177	2,560	695	2007	1/2007	Various
100 Church Street	370,000	34,994	183,932	—	11,060	34,994	194,992	229,986	78,305	1959	1/2010	Various
125 Park Avenue	—	120,900	270,598	—	23,312	120,900	293,910	414,810	129,990	1923	10/2010	Various
19 East 65th Street	—	8,603	2,074	—	3,345	8,603	5,419	14,022	7	1929	1/2012	Various
304 Park Avenue	—	54,489	90,643	—	9,096	54,489	99,739	154,228	33,134	1930	6/2012	Various
760 Madison Avenue	—	284,286	8,314	(2,450)	187,847	281,836	196,161	477,997	4,991	1996/2012	7/2014	Various
719 Seventh Avenue [5][6]	50,000	41,180	46,232	—	(4,720)	41,180	41,512	82,692	5,986	1927	7/2014	Various
110 Greene Street	—	45,120	228,393	—	4,578	45,120	232,971	278,091	57,067	1910	7/2015	Various
7 Dey / 185 Broadway	190,148	45,540	27,865	—	207,635	45,540	235,500	281,040	12,200	1921	8/2015	Various
885 Third Avenue [7]	—	138,444	244,040	(138,444)	(125,747)	—	118,293	118,293	11,040	1986	7/2020	Various
690 Madison [6]	60,000	13,820	51,732	—	28	13,820	51,760	65,580	3,863	1879	9/2021	Various
Other [8]	—	20,635	16,224	2,302	611,561	22,937	627,785	650,722	33,669			
Total	$ 1,497,386	$1,210,669	$ 4,495,893	$(117,996)	$ 1,467,536	$1,092,671	$ 5,963,429	$ 7,056,100	$ 2,035,311			

(1)   Includes depreciable real estate reserves and impairments recorded subsequent to acquisition.
(2)   All properties located in New York, New York unless otherwise noted.
(3)   Includes right of use lease assets.
(4)   Property located in Connecticut.
(5)   We own a 75.0% interest in this property.
(6)   Property is included in the Company's alternative strategy portfolio.
(7)   In December 2022, the Company sold 414,317 square feet of office leasehold condominium units at the property. The Company retained the remaining 218,796 square feet of the building.
(8)   Other includes a land development project, tenant improvements of eEmerge, capitalized interest and corporate improvements.

SL Green Realty Corp. and SL Green Operating Partnership, L.P.
Schedule III - Real Estate and Accumulated Depreciation
December 31, 2023
(in thousands)

The changes in real estate for the years ended December 31, 2023, 2022 and 2021 are as follows (in thousands):

	Year Ended December 31,		
	2023	**2022**	**2021**
Balance at beginning of year	**$ 9,198,799**	$ 7,650,907	$ 7,355,079
Property acquisitions	**—**	1,900,042	124,103
Improvements	**241,213**	335,413	296,876
Retirements/disposals/deconsolidation	**(2,383,912)**	(687,563)	(125,151)
Balance at end of year	**$ 7,056,100**	$ 9,198,799	$ 7,650,907

The aggregate cost of land, buildings and improvements, before depreciation, for Federal income tax purposes as of December 31, 2023 was $4.4 billion (unaudited).

The changes in accumulated depreciation, exclusive of amounts relating to equipment, autos, and furniture and fixtures, for the years ended December 31, 2023, 2022 and 2021 are as follows (in thousands):

	Year Ended December 31,		
	2023	**2022**	**2021**
Balance at beginning of year	**$ 2,039,554**	$ 1,896,199	$ 1,956,077
Depreciation for year	**199,576**	175,465	174,219
Retirements/disposals/deconsolidation	**(203,819)**	(32,110)	(234,097)
Balance at end of year	**$ 2,035,311**	$ 2,039,554	$ 1,896,199

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of SL Green Realty Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of SL Green Realty Corp. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive (loss) income, equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and financial statement schedule listed in the Index at Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 23, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Joint Venture Consolidation Assessment

Description of the Matter	The Company accounted for certain investments in real estate joint ventures under the equity method of accounting and consolidated certain other investments in real estate joint ventures. At December 31, 2023, the Company's investments in unconsolidated joint ventures was $3.0 billion and noncontrolling interests in consolidated other partnerships was $69.6 million. As discussed in Note 2 to the consolidated financial statements, for each joint venture, the Company evaluated the rights provided to each party in the venture to assess the consolidation of the venture.

How We Addressed the Matter in Our Audit	Auditing management's joint venture consolidation analyses was complex and highly judgmental due to the subjectivity in assessing which activities most significantly impact a joint venture's economic performance based on the purpose and design of the entity over the duration of its expected life and assessing which party has rights to direct those activities. We tested the Company's controls over the assessment of joint venture consolidation. For example, we tested controls over management's review of the consolidation analyses for newly formed ventures as well as controls over management's identification of reconsideration events which could trigger modified consolidation conclusions for existing ventures.

To test the Company's consolidation assessment for real estate joint ventures, our procedures included, among others, reviewing new and amended joint venture agreements and discussing with management the nature of the rights conveyed to the Company through the joint venture agreements as well as the business purpose of the joint venture transactions. We reviewed management's assessment of the activities that would most significantly impact the joint venture's economic performance and evaluated whether the joint venture agreements provided participating or protective rights to the Company. We also evaluated transactions with the joint ventures for events which would require a reconsideration of previous consolidation conclusions. |

Impairment of Commercial Real Estate Properties and Investments in Unconsolidated Joint Ventures

Description of the Matter	At December 31, 2023, the Company's commercial real estate properties, at cost totaled approximately $5.0 billion. As described in Note 2 to the consolidated financial statements, real estate properties are periodically reviewed for impairment when circumstances indicate that the carrying value of a property may not be recoverable. For the year ended December 31, 2023, the Company recognized $249.5 million of impairment losses on its commercial real estate properties, which is included in depreciable real estate reserves and impairments in the consolidated statements of operations.

At December 31, 2023, the Company's investments in unconsolidated joint ventures was $3.0 billion. As described in Note 2 to the consolidated financial statements, investments in unconsolidated joint ventures are assessed for recoverability, and if it is determined that a loss in value of the investment is other than temporary, the investment is written down to its fair value. For the year ended December 31, 2023, the Company recognized $132.9 million of other than temporary impairment losses on its investments in unconsolidated joint ventures, which is included in depreciable real estate reserves and impairments in the consolidated statements of operations. |
| *How We Addressed the Matter in Our Audit* | Auditing the Company's accounting for impairment of commercial real estate properties and investments in unconsolidated joint ventures was especially challenging and involved a high degree of subjectivity as a result of the assumptions and estimates inherent in the determination of estimated future cash flows and the estimated fair value of commercial real estate properties and investments in unconsolidated joint ventures. In particular, management's assumptions and estimates included estimated revenue and expense growth rates, discount rates and capitalization rates, which were sensitive to expectations about future operations, market or economic conditions, demand and competition. We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company's commercial real estate properties and investments in unconsolidated joint ventures impairment process. This included testing of controls over management's review of the significant assumptions and data inputs utilized in the estimation of expected future cash flows and the determination of fair value.

To test the Company's accounting for impairment of commercial real estate properties and investments in unconsolidated joint ventures, we performed audit procedures that included, among others, evaluating the methodologies applied and testing the significant assumptions discussed above and the underlying data used by the Company in its impairment analyses. We held discussions with management about the current status of potential transactions and the Company's intent and ability to fund future operations of investments in unconsolidated joint ventures. We also discussed management's judgments to understand the probability of future events that could affect the holding period and other cash flow assumptions for the properties. In certain cases, we involved our valuation specialists to assist in performing these procedures. We compared the significant assumptions used by management to historical data and observable market-specific data. We also assessed management's estimates and performed sensitivity analyses of significant assumptions to evaluate the changes in estimated future cash flows that would result from changes in the assumptions. In addition, we assessed information and events subsequent to the balance sheet date to corroborate certain of the key assumptions utilized by management. |

Ernst & Young LLP

We have served as the Company's auditor since 1997.

New York, New York

February 23, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of SL Green Realty Corp.

Opinion on Internal Control Over Financial Reporting

We have audited SL Green Realty Corp.'s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, SL Green Realty Corp. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2023 consolidated financial statements of the Company and our report dated February 23, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Ernst & Young LLP

New York, New York

February 23, 2024

Report of Independent Registered Public Accounting Firm

To the Partners of SL Green Operating Partnership, L.P.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of SL Green Operating Partnership, L.P. (the Operating Partnership) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive (loss) income, capital and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and financial statement schedule listed in the Index at Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Operating Partnership at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Operating Partnership's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 23, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Operating Partnership's management. Our responsibility is to express an opinion on the Operating Partnership's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Operating Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Joint Venture Consolidation Assessment

Description of the Matter	The Operating Partnership accounted for certain investments in real estate joint ventures under the equity method of accounting and consolidated certain other investments in real estate joint ventures. At December 31, 2023, the Operating Partnership's investments in unconsolidated joint ventures was $3.0 billion and noncontrolling interests in consolidated other partnerships was $69.6 million. As discussed in Note 2 to the consolidated financial statements, for each joint venture, the Operating Partnership evaluated the rights provided to each party in the venture to assess the consolidation of the venture.

How We Addressed the Matter in Our Audit	Auditing management's joint venture consolidation analyses was complex and highly judgmental due to the subjectivity in assessing which activities most significantly impact a joint venture's economic performance based on the purpose and design of the entity over the duration of its expected life and assessing which party has rights to direct those activities. We tested the Operating Partnership's controls over the assessment of joint venture consolidation. For example, we tested controls over management's review of the consolidation analyses for newly formed ventures as well as controls over management's identification of reconsideration events which could trigger modified consolidation conclusions for existing ventures.

To test the Operating Partnership's consolidation assessment for real estate joint ventures, our procedures included, among others, reviewing new and amended joint venture agreements and discussing with management the nature of the rights conveyed to the Operating Partnership through the joint venture agreements as well as the business purpose of the joint venture transactions. We reviewed management's assessment of the activities that would most significantly impact the joint venture's economic performance and evaluated whether the joint venture agreements provided participating or protective rights to the Operating Partnership. We also evaluated transactions with the joint ventures for events which would require a reconsideration of previous consolidation conclusions.

Impairment of Commercial Real Estate Properties and Investments in Unconsolidated Joint Ventures

Description of the Matter

At December 31, 2023, the Operating Partnership's commercial real estate properties, at cost totaled approximately $5.0 billion. As described in Note 2 to the consolidated financial statements, real estate properties are periodically reviewed for impairment when circumstances indicate that the carrying value of a property may not be recoverable. For the year ended December 31, 2023, the Operating Partnership recognized $249.5 million of impairment losses on its commercial real estate properties, which is included in depreciable real estate reserves and impairments in the consolidated statements of operations.

At December 31, 2023, the Operating Partnership's investments in unconsolidated joint ventures was $3.0 billion. As described in Note 2 to the consolidated financial statements, investments in unconsolidated joint ventures are assessed for recoverability, and if it is determined that a loss in value of the investment is other than temporary, the investment is written down to its fair value. For the year ended December 31, 2023, the Operating Partnership recognized $132.9 million of other than temporary impairment losses on its investments in unconsolidated joint ventures, which is included in depreciable real estate reserves and impairments in the consolidated statements of operations.

How We Addressed the Matter in Our Audit

Auditing the Operating Partnership's accounting for impairment of commercial real estate properties and investments in unconsolidated joint ventures was especially challenging and involved a high degree of subjectivity as a result of the assumptions and estimates inherent in the determination of estimated future cash flows and the estimated fair value of commercial real estate properties and investments in unconsolidated joint ventures. In particular, management's assumptions and estimates included estimated revenue and expense growth rates, discount rates and capitalization rates, which were sensitive to expectations about future operations, market or economic conditions, demand and competition. We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Operating Partnership's commercial real estate properties and investments in unconsolidated joint ventures impairment process. This included testing of controls over management's review of the significant assumptions and data inputs utilized in the estimation of expected future cash flows and the determination of fair value.

To test the Operating Partnership's accounting for impairment of commercial real estate properties and investments in unconsolidated joint ventures, we performed audit procedures that included, among others, evaluating the methodologies applied and testing the significant assumptions discussed above and the underlying data used by the Operating Partnership in its impairment analyses. We held discussions with management about the current status of potential transactions and the Operating Partnership's intent and ability to fund future operations of investments in unconsolidated joint ventures. We also discussed management's judgments to understand the probability of future events that could affect the holding period and other cash flow assumptions for the properties. In certain cases, we involved our valuation specialists to assist in performing these procedures. We compared the significant assumptions used by management to historical data and observable market-specific data. We also assessed management's estimates and performed sensitivity analyses of significant assumptions to evaluate the changes in estimated future cash flows that would result from changes in the assumptions. In addition, we assessed information and events subsequent to the balance sheet date to corroborate certain of the key assumptions utilized by management.

Ernst & Young LLP

We have served as the Operating Partnership's auditor since 2010.

New York, New York

February 23, 2024

Report of Independent Registered Public Accounting Firm

To the Partners of SL Green Operating Partnership, L.P.

Opinion on Internal Control Over Financial Reporting

We have audited SL Green Operating Partnership, L.P.'s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, SL Green Operating Partnership, L.P. (the Operating Partnership) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2023 consolidated financial statements of the Operating Partnership and our report dated February 23, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Operating Partnership's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Operating Partnership's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Operating Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Ernst & Young LLP

New York, New York

February 23, 2024

CONTROLS AND PROCEDURES

SL GREEN REALTY CORP.

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure based closely on the definition of "disclosure controls and procedures" in Rule 13a-15(e) of the Exchange Act. Notwithstanding the foregoing, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures within the Company to disclose material information otherwise required to be set forth in our periodic reports. Also, the Company has investments in certain unconsolidated entities. As the Company does not control these entities, its disclosure controls and procedures with respect to such entities are necessarily substantially more limited than those the Company maintains with respect to its consolidated subsidiaries.

As of the end of the period covered by this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based upon that evaluation as of the end of the period covered by this report, the Company's Chief Executive Officer and Chief Financial Officer concluded that its disclosure controls and procedures were effective to give reasonable assurances to the timely collection, evaluation and disclosure of information relating to the Company that would potentially be subject to disclosure under the Exchange Act and the rules and regulations promulgated thereunder.

Management's Report on Internal Control over Financial Reporting

The Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of the Company's management, including our Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2023 based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (COSO). Based on that evaluation, the Company concluded that its internal control over financial reporting was effective as of December 31, 2023.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2023 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control over Financial Reporting

There have been no significant changes in the Company's internal control over financial reporting during the year ended December 31, 2023 that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

SL GREEN OPERATING PARTNERSHIP, L.P.

Evaluation of Disclosure Controls and Procedures

The Operating Partnership maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Operating Partnership's Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Operating Partnership's management, including the Chief Executive Officer and Chief Financial Officer of the Operating Partnership's general partner, as appropriate, to allow timely decisions regarding required disclosure based closely on the definition of "disclosure controls and procedures" in Rule 13a-15(e) of the Exchange Act. Notwithstanding the foregoing, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures within the Operating Partnership to disclose material information otherwise required to be set forth in the Operating Partnership's periodic reports. Also, the Operating Partnership has investments in certain unconsolidated entities. As the Operating Partnership does not control these entities, the Operating Partnership's disclosure controls and procedures with respect to such entities are necessarily substantially more limited than those it maintains with respect to its consolidated subsidiaries.

As of the end of the period covered by this report, the Operating Partnership carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer of the Operating Partnership's general partner, of the effectiveness of the design and operation of the Operating Partnership's disclosure controls and procedures. Based upon that evaluation as of the end of the period covered by this report, the Chief Executive Officer and Chief Financial Officer of the Operating Partnership's general partner concluded that the Operating Partnership's disclosure controls and procedures were effective to give reasonable assurances to the timely collection, evaluation and disclosure of information relating to the Operating Partnership that would potentially be subject to disclosure under the Exchange Act and the rules and regulations promulgated thereunder.

Management's Report on Internal Control over Financial Reporting

The Operating Partnership is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15 (f) and 15d-15 (f). Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer of the Operating Partnership's general partner, the Operating Partnership conducted an evaluation of the effectiveness of its internal control over financial reporting as of December 31, 2023 based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (COSO). Based on that evaluation, the Operating Partnership concluded that its internal control over financial reporting was effective as of December 31, 2023.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

The effectiveness of the Operating Partnership's internal control over financial reporting as of December 31, 2023 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control over Financial Reporting

There have been no significant changes in the Operating Partnership's internal control over financial reporting during the year ended December 31, 2023 that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

MARKET FOR REGISTRANTS' COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

SL GREEN REALTY CORP.

Our common stock trades on the New York Stock Exchange, or the NYSE, under the symbol "SLG." On February 22, 2024, the reported closing sale price per share of common stock on the NYSE was $46.76 and there were 419 holders of record of our common stock.

SL GREEN OPERATING PARTNERSHIP, L.P.

As of December 31, 2023, there were 3,949,448 units of limited partnership interest of the Operating Partnership outstanding and held by persons other than the Company, which received distributions per unit of the same amount and in the same manner as dividends per share were distributed to common stockholders.

There is no established public trading market for the common units of the Operating Partnership. On February 22, 2024, there were 52 holders of record and 69,221,575 common units outstanding, 64,799,013 of which were held by SL Green.

In order for SL Green to maintain its qualification as a REIT, it must make annual distributions to its stockholders of at least 90% of its taxable income (not including net capital gains). SL Green has adopted a policy of paying regular dividends on its common stock, and the Operating Partnership has adopted a policy of paying regular distributions to its common units in the same amount as dividends paid by SL Green. Cash distributions have been paid on the common stock of SL Green and the common units of the Operating Partnership since the initial public offering of SL Green. Distributions are declared at the discretion of the Board of Directors of SL Green and depend on actual and anticipated cash from operations, financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Internal Revenue Code and other factors SL Green's Board of Directors may consider relevant.

Each time SL Green issues shares of stock (other than in exchange for common units of limited partnership interest of the Operating Partnership, or OP Units, when such OP Units are presented for redemption), it contributes the proceeds of such issuance to the Operating Partnership in return for an equivalent number of units of limited partnership interest with rights and preferences analogous to the shares issued.

ISSUER PURCHASES OF EQUITY SECURITIES

In August 2016, our Board of Directors approved a share repurchase program under which we could buy up to $1.0 billion of shares of our common stock. The Board of Directors has since authorized five separate $500.0 million increases to the size of the share repurchase program in the fourth quarter of 2017, second quarter of 2018, fourth quarter of 2018, fourth quarter of 2019, and fourth quarter of 2020 bringing the total program size to $3.5 billion.

The following table summarizes share repurchases executed under the program, excluding the redemption of OP units, during the three months ended December 31, 2023:

Period	Shares repurchased	Average price paid per share	Cumulative number of shares repurchased as part of the repurchase plan or programs
October 1-31	—	$—	36,107,719
November 1-30	—	$—	36,107,719
December 1-31	—	$—	36,107,719

SALE OF UNREGISTERED SECURITIES AND REGISTERED SECURITIES; USE OF PROCEEDS FROM REGISTERED SECURITIES

During the years ended December 31, 2023, 2022, and 2021 we did not issue any shares of our common stock to holders of units of limited partnership interest in the Operating Partnership upon the redemption of such units pursuant to the partnership agreement of the Operating Partnership.

The following table summarizes information, as of December 31, 2023, relating to our equity compensation plans pursuant to which shares of our common stock or other equity securities may be granted from time to time.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders [1]	4,692,094 [2]	$ 103.52 [3]	4,139,076 [4]
Equity compensation plans not approved by security holders	—	—	—
Total	4,692,094	$ 103.52	4,139,076

(1) Includes our Fifth Amended and Restated 2005 Stock Option and Incentive Plan, Amended 1997 Stock Option and Incentive Plan, as amended, and 2008 Employee Stock Purchase Plan.
(2) Includes (i) 115,980 shares of common stock issuable upon the exercise of outstanding options (115,980 of which are vested and exercisable), (ii) 230,295 phantom stock units that may be settled in shares of common stock (230,295 of which are vested), (iii) 2,990,461 LTIP units that, upon the satisfaction of certain conditions, are convertible into common units, which may be presented to us for redemption and acquired by us for shares of our common stock (1,366,248 of which are vested).
(3) Because there is no exercise price associated with restricted stock units, phantom stock units or LTIP units, these awards are not included in the weighted-average exercise price calculation.
(4) Balance is after reserving for shares underlying outstanding restricted stock units, phantom stock units granted pursuant to our Non-Employee Directors' Deferral Program and LTIP Units. The number of securities remaining available consists of shares remaining available for issuance under our 2008 Employee Stock Purchase Plan and Fifth Amended and Restated 2005 Stock Option and Incentive Plan.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Funds From Operations (FFO) and Normalized FFO Reconciliations

Below are reconciliations of net income attributable to our stockholders to FFO per share and Normalized FFO per share attributable to our stockholders and unit holders for the year ended December 31, 2023 (amounts in thousands, except per share data).

	Twelve Months Ended December 31, 2023
Funds From Operations (FFO) and Normalized FFO Reconciliation:	
Net loss attributable to SL Green common stockholders	$ (579,509)
Add:	
Depreciation and amortization	247,810
Joint venture depreciation and noncontrolling interest adjustments	284,284
Net loss attributable to noncontrolling interests	(42,033)
Less:	
Loss on sale of real estate, net	(32,370)
Equity in net loss on sale of interest in unconsolidated joint venture/real estate	(13,368)
Purchase price and other fair value adjustments	(6,813)
Depreciable real estate reserves	(382,374)
Depreciation on non-rental real estate assets	4,136
FFO attributable to SL Green common stockholders and unit holders	**$ 341,341**
Add:	
Loss on early extinguishment of debt	870
Non-recurring general and administrative charges related to non-renewal of Company's former President	18,667
Loan loss and other investment reserves, net of recoveries	6,890
Purchase price and other fair value adjustments	10,447
Normalized FFO attributable to SL Green common stockholders and unit holders	**$ 378,215**
Basic ownership interest:	
Weighted average REIT common share and common share equivalents	63,809
Weighted average partnership units held by noncontrolling interests	4,163
Basic weighted average shares and units outstanding	**67,972**
Diluted ownership interest:	
Weighted average REIT common share and common share equivalents	64,869
Weighted average partnership units held by noncontrolling interests	4,163
Diluted weighted average shares and units outstanding	**69,032**
FFO per share:	
Basic	$ 6.71
Diluted	$ 4.94
Normalized FFO per share:	
Basic	$ 5.56
Diluted	$ 5.48

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SL GREEN REALTY CORP.

By: _____

Matthew J. DiLiberto
Chief Financial Officer

Dated: February 23, 2024

_____

KNOW ALL MEN BY THESE PRESENTS, that we, the undersigned officers and directors of SL Green Realty Corp. hereby severally constitute Marc Holliday and Matthew J. DiLiberto, and each of them singly, our true and lawful attorneys and with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, the Annual Report on Form 10-K filed herewith and any and all amendments to said Annual Report on Form 10-K, and generally to do all such things in our names and in our capacities as officers and directors to enable SL Green Realty Corp. to comply with the provisions of the Securities Exchange Act of 1934, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Annual Report on Form 10-K and any and all amendments thereto.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signatures	Title	Date
Marc Holliday	Chairman of the Board of Directors, Chief Executive Officer and Interim President (Principal Executive Officer)	February 23, 2024
Matthew J. DiLiberto	Chief Financial Officer (Principal Financial and Accounting Officer)	February 23, 2024
Stephen L. Green	Director	February 23, 2024
Andrew W. Mathias	Director	February 22, 2024
John H. Alschuler, Jr.	Director	February 23, 2024
Edwin T. Burton, III	Director	February 23, 2024
Craig M. Hatkoff	Director	February 23, 2024
Betsy S. Atkins	Director	February 23, 2024
Lauren B. Dillard	Director	February 23, 2024
Carol Brown	Director	February 23, 2024

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	SL GREEN OPERATING PARTNERSHIP, L.P.
By:	SL Green Realty Corp.
By:	Matthew J. DiLiberto
	Chief Financial Officer

Dated: February 23, 2024

KNOW ALL MEN BY THESE PRESENTS, that we, the undersigned officers and directors of SL Green Realty Corp., the sole general partner of SL Green Operating Partnership, L.P., hereby severally constitute Marc Holliday and Matthew J. DiLiberto, and each of them singly, our true and lawful attorneys and with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, the Annual Report on Form 10-K filed herewith and any and all amendments to said Annual Report on Form 10-K, and generally to do all such things in our names and in our capacities as officers and directors to enable SL Green Operating Partnership, L.P. to comply with the provisions of the Securities Exchange Act of 1934, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Annual Report on Form 10-K and any and all amendments thereto.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signatures	Title	Date
Marc Holliday	Chairman of the Board of Directors, Chief Executive Officer and Interim President of SL Green, the sole general partner of the Operating Partnership (Principal Executive Officer)	February 23, 2024
Matthew J. DiLiberto	Chief Financial Officer of SL Green, the sole general partner of the Operating Partnership (Principal Financial and Accounting Officer)	February 23, 2024
Stephen L. Green	Director of SL Green, the sole general partner of the Operating Partnership	February 23, 2024
Andrew W. Mathias	Director of SL Green, the sole general partner of the Operating Partnership	February 22, 2024
John H. Alschuler, Jr.	Director of SL Green, the sole general partner of the Operating Partnership	February 23, 2024
Edwin T. Burton, III	Director of SL Green, the sole general partner of the Operating Partnership	February 23, 2024
Craig M. Hatkoff	Director of SL Green, the sole general partner of the Operating Partnership	February 23, 2024
Betsy S. Atkins	Director of SL Green, the sole general partner of the Operating Partnership	February 23, 2024
Lauren B. Dillard	Director of SL Green, the sole general partner of the Operating Partnership	February 23, 2024
Carol Brown	Director of SL Green, the sole general partner of the Operating Partnership	February 23, 2024

Corporate Directory

Designed by OTTO Brand Lab, ottobrandlab.com | Map by Bryan Christie | Retouching, color management and printing by dcc, dccnyc.com

Board of Directors

Marc Holliday
Chairman, Chief Executive Officer &
Interim President

Stephen L. Green
Chairman Emeritus

John H. Alschuler
Executive Chairman
Therme Group US

Edwin T. Burton, III
Professor of Economics,
University of Virginia

Andrew W. Mathias
Founder, Edge Park Mgmt LLC

Craig M. Hatkoff
Co-founder, Tribeca Film Festival;
Chairman, Turtle Pond Publications LLC

Betsy Atkins
CEO & Founder, Baja Corporation

Lauren B. Dillard
Senior Managing Director,
Chief Financial Officer of
Vista Equity Partners

Carol N. Brown
Professor of Real Estate Law,
University of Richmond School of Law

Executive Officers

Marc Holliday
Chairman, Chief Executive Officer &
Interim President

Matthew J. DiLiberto
Chief Financial Officer

Andrew S. Levine
Chief Legal Officer,
General Counsel

Counsel

Skadden, Arps, Slate,
Meagher & Flom LLP
New York, NY

Auditors

Deloitte & Touche LLP
30 Rockefeller Center
New York, NY 10112
USA

Registrar & Transfer Agent

Computershare Investor Services
P.O. Box 43078
Providence, RI 02940-3078
866-230-9138
www.computershare.com/investor

Stock Listing

NYSE Symbol:
SLG, SLG PrI

Investor Relations

One Vanderbilt Avenue
New York, NY 10017
investor.relations@slgreen.com
www.slgreen.com

Annual Meeting

Monday, June 3, 2024
10:00 a.m. ET at
One Vanderbilt Avenue
New York, NY

Executive Offices

One Vanderbilt Avenue
New York, NY 10017
212-594-2700
www.slgreen.com

Five-Year Total Return to Shareholders



SL GREEN REALTY CORP. S&P 500 NASDAQ INDEX DOW JONES INDUSTRIALS INDEX MSCI U.S. REIT INDEX
SOURCE: Bloomberg

A copy of our Form 10-K as filed with the Securities and Exchange Commission is available on our website and may also be obtained free of charge by directing your request in writing to SL Green Realty Corp., One Vanderbilt Avenue, 28th Floor, New York, New York 10017-3852, Attention: Investor Relations

SL GREEN REALTY CORP.

One Vanderbilt Avenue
New York, NY 10017

212-594-2700

www.slgreen.com